082-04814

09047505

RECEIVED

2009 DEC 14 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attachment 11

File No.82-4814

Translation from the Ukrainian language

Title Page

Confirm identity of electronic and paper information submitted to Commission as well as authenticity of information submitted to be opened in public information database of Commission.

Chairman of Board		A.M. Korotkov
(position)	(signature)	(Manager's surname and initials)
	Seal Place	**22.04.09** (date)

12-31-08
AR/S

ANNUAL REPORT
FOR THE YEAR OF 2008

1. General Data

1.1. Full name of Issuer

OPEN JOINT-STOCK COMPANY "NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

Nyzhniodniprovskyi Tube Rolling Plant

1.2. Issuer legal – organizational form

Open Joint-Stock Company

1.3. Issuer Identification Code by YEDRPOU

05393116

1.4. Seat of Issuer

Ukraine, Dnipropetrovs'k Region, Industrialnyy District, 49081 Dnipropetrovs'k, vul. Stoletova, 21

1.5. Issuer Toll Code, telephone and fax

(0562) 35-93-01 34-91-08

2. Data on Date and Place of Annual Information Promulgation

2.1. Annual information allocated in public information database of Commission		**13.04.2009** (date)
2.2. Annual information published in	**"Bulletin of State Securities and Exchange Commission" No. 72** (No. And name of official print)	**17.04.2009** (date)
2.3. Annual information allocated on the page (if available)	**unavailable** in Internet Network (page address)	(date)

CONTENTS

Mark (X) when containing of information corresponding in the annual one

16. Information on Content, Structure and Amount of Mortgage Coverage:

a) Information on Mortgage Coverage and its Correlation with Amount (Sum) of Liabilities by Mortgage Bonds with this Mortgage Coverage;

b) Information on Mortgage Coverage and its Correlation with Amount (Sum) of Liabilities by Mortgage Bonds with this Mortgage Coverage as of each Date after Changes of Mortgage Assets Taking Place within the Period under Report;

c) Information on Substitutions of Mortgage Assets Being a Part of Mortgage Coverage or Inclusion of New Mortgage Assets into the Mortgage Coverage;

d) Date on Structure of Mortgage Coverage of Mortgage Bonds by Kinds of Mortgage Assets and other ones at the End of Period under Report;

e) Data on Bases for Arising of Rights to Mortgage Assets Making Up Mortgage Coverage as of the End of Period under Report at Issuer of Mortgage Bonds

17. Information on Availability of Terms of Regular Payments by Credit Agreements (Loan Agreements) with Incorporeal Rights Secured by Mortgages Included into Amount of Mortgage Coverage Overdue by the Debtor

18. Information on Issues of Mortgage Certificates

19. Information as to Mortgage Assets Register

20. Basic Data on Realty Operations Fund

21. Information on Certificates Issued by Realty Operations Fund

22. Information on Persons Holding Certificates of Realty Operations Fund

23. Calculation of Cost of Net Assets of Realty Operations Fund

24. Rules of Realty Operations Fund

25. Annual Financial Accountability X

26. Copy of Minutes of Issuer General Meeting Held for the Period under Report (for Joint-Stock Companies) (Enclosed with Paper form when Submission Information to Commission) X

27. Auditor's Opinion X

28. Annual Financial Accountability Drawn Up in Accordance with International Standards of Accounting and Reporting (if Available)

29. Report of Realty Object State (In Case of Issue of Special-Purpose Bonds and Fulfilment of Liabilities Securing Realty Objects)

30. Notes:

There is no information on organization of the Issuer Management on the basis of Paragraph 1.5 of Chapter 2, Section 5 of Provision on Divulgence of Information by Issuers of Securities approved by State Securities and Exchange Commission No. 1591 of the 19th of December, 2006.

The Section "Data on the Issuer's Securities" contains neither "Information on the Issuer's Bonds" nor "Information on Other Securities Issued by the Issuer" because the Company issued neither bonds nor other securities.

As regards "Information on Redemption of Own Shares during Reporting Period" we have to state the following: in January, 2009 the Company carried out the transaction on redemption of own shares on the basis of decision made by Supervisory Board of the Company (Minutes of Meeting of Supervisory Board No. 214 of the 6th of October, 2008). The redemption of own shares was carried out with the view of their further realization at the least within a year since the date of their purchase. Basing on Legislation in force the transaction as to redemption of own shares carried out by the Company will be represented in the accounting and accountability in the first quarter of 2009 as well as in the regular information (Annual Statement) for 2009 in the Sub-section "Information on Redemption of own Shares during Reporting Period" of Section "Data on the Company Securities).

The Sub-section "Information as to Certificates of Securities Issued" fails to contain data as regards forms ordered and issued to the Holders of Certificates of other securities because the Company issued neither bonds nor other securities.

There is no information on the third person guarantees per each issue of debt securities because the Company didn't issue debt securities.

There is no information as regards issue of mortgage-backed bonds; information on content, structure and amount of mortgage coverage; information on availability of dates of regular payments by the Credit Agreements (Loan Agreements) delinquent by the Debtor with their rights of claim secured by the mortgages included into the content of mortgage coverage; information as to Register of Mortgage-Backed Assets because the Company issued neither Mortgage-Backed Bonds nor Mortgage Certificates.

There is no basic data on Fund of Real Estate Transactions; information on issue of Certificates of Fund of Real Estate Transactions; information on persons holding Certificates of Fund of Real Estate Transactions because the Company didn't issue the Certificates of Fund of Real Estate Transactions.

The Annual Financial Statement submitted is a Consolidated Financial Statement for 2008 in accordance with requirements of Accounting Provision (Standard) 20 "Consolidated Financial Statement" approved by Order of Ministry of Finance of Ukraine No. 176 of the 30th of July, 1999. Since Smida _RZE Software stipulates possibility neither for filling nor for printing of Financial Statements with the word "consolidated" (it is impossible to include the word "consolidated" into the names of Financial Statements), the printed form of Statement (in its part "Financial Statement" will differ from the electronic one by of the word "consolidated" available.

There is no any record in Section XIV of the form No. 5 "Notes to Annual Financial Statement" because the Company doesn't possess any Biological Assets.

OJSC "INTERPIPE NTRP" has no Annual Financial Statement drawn up in accordance with International Accounting Standards.

The Company didn't issue purpose bonds with fulfilment of liabilities by the ones being secured by Real Estate Objects, that's, why there is no Statement on the state of Real Estate Object.

3. BASIC DATA OF ISSUER

3.1. Identification, Essential Elements and Issuer Place of Residence

3.1.1. Full name

OPEN JOINT-STOCK COMPANY "NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

3.1.2. Short name (if available)

OJSC "INTERPIPE NTRP"

3.1.3. Legal – organizational form

Open Joint-Stock Company

3.1.4. District

Industrial

3.1.5. Positional Code

49081

3.1.6. Place

Dnipropetrovs'k

3.1.7. Street and house

vul. Stoletova, 21

3.2. Information on Public Registration of Issuer

3.2.1. Certificate No.

series AOO No. 771228

3.2.2. Date of Issue

28.12.1994

3.2.3. Body issued the Certificate

Executive Committee of Dnipropetrovs'k City Council in Dnipropetrovs'k Region

3.2.4. Registered Authorized Capital Stock (UAH)

100 000 000.00

3.2.5. Paid Authorized Capital Stock (UAH)

100 000 000.00

3.3. Banks Servicing the Issuer

3.3.1. Name of Bank (branch or division of Bank) servicing the Issuer by his Current Account in National Currency

Dnipropetrovs'k Credit-Dnipro Bank

3.3.2. Bank MFO

305749

3.3.3. Current Account

2600930000321

3.3.4. Name of Bank (branch or division of Bank) servicing the Issuer by his Current Account in National Currency

Dnipropetrovs'k Credit-Dnipro Bank

3.3.5. Bank MFO

305749

3.3.6. Current Account

2600930000321

3.4. Primary Activity Categories

27.22.0 – Production of tubes and steel tube fittings;

27.10.0 – Production of pig-iron, steel and ferroalloys;

51.90.0 – Other kinds of wholesale trade

3.5. Information on Licences (Permits) Obtained for Certain Kinds of Activity

Activity category	Number of Licence (Permit)	Date of issue	State Body issued the Document	Expiration date of Licence (Permit)
1	2	3	4	5
Medical practice	AB No. 333426	30.03.2007	Ministry of Health of Ukraine	15.06.2011
	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
Purchase, storage, import , delivery of precursors (List 2 of Table IV) "The List of narcotic drugs, psychotropic substances and precursors"	AB No. 325558	01.03.2007	Committee on Narcotic Drugs Control	27.07.2001
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
The right to rendering of educational services by educational institutions connected to receiving of professional education at the level of qualification requirements made to course vocational training, retraining and advanced training	AB No. 301907	20.04.2007	Ministry of Education and Science of Ukraine	01.07.2011
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
The right to render services on transportation of passengers and cargo by general usage motor vehicles (except for rendering of services on transportation of passengers and their luggage by taxi).	AB No. 312623	07.02.2007	Ministry of Transport and Communication of Ukraine	06.02.2012
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
The right to rendering of services of fixed local telephone communication with the network capacity making up to 1000 numbers and with the right of maintenance and operation of telecommunication networks and giving the telecommunication channels for use at the territory of Dnipropetrovs'k and Dnipropetrovs'k Region.	AB No. 303627	29.05.2007	National Commission on Questions of Regulation of Communication of Ukraine	29.05.12
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
Procurement, treatment and metallurgical processing of iron-and-steel scrap	AB 345434	26.06.2007	Ministry of Industrial Policy of Ukraine	26.06.2012

1	2	3	4	5
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
Procurement, treatment and metallurgical processing of nonferrous scrap	AB No. 377150	18.12.2007	Ministry of Industrial Policy of Ukraine	18.12.2012
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			
The right to operation of radioelectronic means of ultra-short waves radiocommunication of terrestrial mobile service	No. 12-6471-58628	04.07.2007	The Ukrainian State Center of Radio Frequencies	23.05.2012
Description	There are no risks connected to extension or obtaining of Permit for activity of this category because the Permit is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Permit have no grounds for termination or cancellation of for use correspondingly. In case of need the force of Permit will be prolonged after finishing of its period of validity.			
The right to operate radio-tail devices	No. 53393116РВП0028	03.07.2007	The Ukrainian State Center of Radio Frequencies	06.03.2010
Description	There are no risks connected to extension or obtaining of for use for activity of this category because the Permit is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Permit have no grounds for termination or cancellation of Permit correspondingly. In case of need the force of Permit will be prolonged after finishing of its period of validity.			
Generation of heat energy, its transportation by delivery and local (regional) thermal grids, heat energy supply (except for specific kinds of economic activity in the field of heat supply in case of heat energy being generated at District Heating Plants, Cogeneration Plants and the plants using nonconventional or restoring sources of energy)	AB No. 368385	15.08.2008	Ministry on Questions of Housing and Communal Services of Ukraine	07.08.2013
Description	There are no risks connected to extension or obtaining of Licence for activity of this category because the Licence is issued for a long term; the Company has no violations as regards licencing activity while the Bodies having issued the Licence have no grounds for termination or cancellation of Licence correspondingly. In case of need the force of Licence will be prolonged after finishing of its period of validity.			

3.6. Data as to Belonging of Issuer to and Association of Enterprises

Name of Association: The European Business Association. Seat of Association: Ukraine,

01001 Kyiv vul. Igorevs'ka, 7-A. The European Business Association was founded in 1999 as a forum for discussion and settlement of problems encountered by the businessmen in Ukraine. At present the Association unites more than 450 European, International and Ukrainian companies proposing the ones following services:

- collective protection of interests in central and local Bodies of State Authority of Ukraine as well as in foreign and international organizations;
- regular informational support as regards the processes influencing upon conduct of business in Ukraine as well as seminars and presentations;
- possibility to take part in the decision-making process at the level of European Union making use of close working relationship with the European Commission and embassies of European Union countries in Kyiv;
- communication possibilities and social measures giving representatives of European Business Community the opportunities to meet in the informal atmosphere.

The European Business Association was founded on the initiative of companies and organizations having perceived the advantages and benefits derived from joint activities of European Business Community in Ukraine.

It acts as the platform for information exchange and dialogue with the Ukrainian Public Authorities. OJSC "INTERPIPE NTRP" was admitted to the membership of European Business Association in accordance with decision of Meeting of Board of European Business Association (Minutes No. 2 of the 21st of June, 2005). And at the same time, the Company is an associate member of European Business Association.

The name of Association: UkrTruboProm Association of Enterprises. Seat of Association: Ukraine, 49600 Dnipropetrovs'k pl. Lenina, 1. UkrTruboProm Association (hereinafter referred to as "Association") was set up by the legal persons of Ukraine in accordance with Constituent Agreement of the 8th of October, 1991.

The Association is a voluntary union of enterprises – legal persons carrying out their activities in the tube segment of industry.

The primary purpose of Association lies in consolidation and coordination of production and economic interest of its Participants in order to attain high efficacy of their activities.

The object of activities carried out by the Association is as follows:

- representation and protection of production, scientific and technical, professional, social and other common interests of Participants of the Association in the Public Authorities, Organs of State Power, public, foreign-economic, international and other organizations as well as when development of new Legislative Acts, National Programs for development of tube producing enterprises and development strategy of segment of industry;
- informational support of Participants of the Association with generalized data on results of operation of the enterprises belonging to the Association and Mining and Smelting Complex in whole; current information on state of production as well as about new Legislative Acts and other Documents issued by Supreme Bodies of State Power exerting influence upon the operation of tube segment of industry;
- study and analysis of conditions of foreign and home tube production markets and submission of this information to the Participants of Association;
- representation and protection of interests of the Participants of Association in conflict situations when settlement of controversial questions.

OJSC "INTERPIPE NTRP" is one of Founders (Participants) of the Association.

3.7. Information on Rating Agency

Name of Rating Agency	Definition of Rating Agency (authorized or international)	Date of determination or renewal of Issuer Rating Mark or Issuer Securities	Level of Issuer Credit Rating or Issuer Securities
1	2	3	4
Company "Credit-Rating"	Authorized Rating Agency	Assessment of Issuer Rating 28.04.2006	uaA+ with "stable" forecast
Company "Credit-Rating"	Authorized Rating Agency	Renewal of Issuer Rating 25.12.2008	uaBBB with "stable" forecast

4. INFORMATION ON FOUNDERS AND/OR PARTICIPANTS OF ISSUER AND NUMBER AND COST OF SHARES (AMOUNT OF PORTIONS AND INTERESTS)

Name of legal person – Founder and/or Participant	Code by YEDRPOU of Founder and/or Participant	Seat	Percent of shares (portions, interests) belonging to the Founder and/or Participant (in general quantity)
State Property Fund of Ukraine	00032945	Ukraine, Kyiv Region 01001 Kyiv, vul. Kutuzova, 18, 9	0
Organization of lessees of Nyzhnyodniprovs'k Tube-Rolling Plant named after Karl Liebknecht	-	Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21	0
Holders of securities – 77 legal persons	-	- - Region - - -	81.64
Nominal Holders - 3	-	- - Region - - -	13.8
Surname, name and patronymic of natural person	**Series, number, date of issue and name of body having issued the Passport**		**Percent of shares (portions, interests) belonging to the Founder and/or Participant (in general quantity)**
Holders of securities – 4 673 natural persons	- - -		**4.56**
		In all	**100**

5. INFORMATION ON NUMBERS OF EMPLOYEES AND THEIR REMUNERATION OF LABOUR

At the end of 2008 average registered strength of full-time employees of the Company made up 8 236 persons being less by 179 persons than this index for the previous year. Besides, the average strength of out-of-staff employees and outside by-workers makes up 53 persons. This is by 6 persons more than in the previous year.

The average registered quantity of part-time employees (half-day and half-week employees) makes up 1 773 persons exceeding the quantity of such employees by 1773 persons as compared with this index for 2007.

The Labour Remuneration Fund made up 273 139.3 thousand UAH exceeding the same index of 2007 by 32.9 percent.

The measures taken in 2008 in order to provide for personnel training in the Plant Departments as well as interchange of working personnel and right use of man-power resources are as follows:

1. training, retraining and training in allied occupations – 1518 persons;
2. organization of advanced training by production-technical and purpose courses in order to develop professional knowledge, skills and abilities – 1514 persons;
3. advanced training with work being discontinued - 575 Heads and specialists;
4. attendance of thematic express-seminars – 454 persons;
5. training by program "Basic Master Course" – 24 persons;
6. training by project "School of Masters" – 25 persons;
7. listening to basic course by subject "Occupational Safety and Labour Legislation" - 184 Heads and specialists;
8. training by Rules of Mounting and Safe Operation of Hoisting Cranes" – 247 persons;
9. training by Rules of Safe Work while Repair of Equipment and Furniture of Passages – 69 persons;
10. training methods of work in MS Excel – 49 specialists and Heads;
11. training by work with pressure vessels – 12 persons;
12. training by Operational Regulations of Network Heating Plants – 4 persons;
13. training by Quality Management System – 9 persons;
14. training by Environmental Management System – 1 person.

6. INFORMATION ON ISSUER OFFICIALS

6.1. Information as to Education and Record of Service of Issuer Officials

6.1.1. Position
Chairman of Board
6.1.2. Surname, name and patronymic
Korotkov Andriy Mykhaylovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AH 085999 24.01.2003 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1965
6.1.5. Education
Higher
Dnipropetrovs'k State University. Radiophysics and Electronics
6.1.6. Record of managerial service (years)
12
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chairman of Board
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP"

The Chairman of Board acts within the bounds of his terms of reference and rights established by By-Laws and Internal Provisions of the Company and delegated to him by the Company Administrative Bodies.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

A.M. Korotkov holds the position of member of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'KYY PIPE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115).

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Pols'kyy Georgiy Mykolayovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 876869 18.11.1997 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1952
6.1.5. Education.
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
32
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chief Engineer
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".

Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

On the 6th of April, 2004 G.M. Pol's'kyy was elected Deputy Chairman of Board of OJSC "INTERPIPE NTRP" at Meeting of the Board (Minutes No. 189 of the 6th of April, 2004) in accordance with the Company By-Laws and Provision on the Board of OJSC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Sokolova Iryna Volodymyrivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropet-

rovs'k Region
6.1.4. Year of Birth
1963
6.1.5. Education.
Higher.
Dnipropetrovs'k Metallurgical Institute. Physical-Chemical Researches of Metallurgical Processes
Prydniprovs'k State Academy of Building and Architecture. Accounting and Audit.
6.1.6. Record of managerial service (years)
15
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chief Accountant
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Nakhod Oleksandr Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 212377 08.07.1998 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1977
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Applied Economics.
6.1.6. Record of managerial service (years)
9
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Financial and Economics Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Besednov Sergiy Viktorovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 132805 07.04.1998 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1959
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
20
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Deputy Chief Engineer of Tube Production
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".

Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Gorb Yevgen Vasylyovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE286198 04.11.1996 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1959
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
27
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Deputy Chief Engineer of Wheel Tread Production
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".

Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kisil Volodymyr Kostyantynovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 465919 28.12.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1951
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
33
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of production Output and Distribution
6.1.8. Description

Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".

Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.

The Company considers divulging of information concerning amount of compensation to be inexpedient.

The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kosoryga Inna Volodymyrivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
CA 962691 20.03.1999 Shevchenkivs'kyy District Department of Home Affairs in Zaporizhzhya
6.1.4. Year of birth
1972
6.1.5. Education.
Higher.

Dnipropetrovs'k State University. Mathematics.
6.1.6. Record of managerial service (years)
6
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Personnel Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Potyomkin Oleg Viktorovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK966011 26.06.2000 Industrial'nyy District Department of Board of Ministry of Home Affairs in Dnipropetrovs'k Region
6.1.4. Year of birth
1964
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Iron-and-Steel Metallurgy.
6.1.6. Record of managerial service (years)
18
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of Quality Assurance
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board
6.1.2. Surname, name and patronymic
Kozlovs'kyy Alfred Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 487476 07.02.1997 Zhovtnevyy District Department of Board of Ministry of Home Affairs in Dnipropetrovs'k Region
6.1.4. Year of birth
1929
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Mechanical Equipment of Iron-and-Steel Metallurgy and Nonferrous Metallurgy Plants
6.1.6. Record of managerial service (years)
52
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director of Development – Director of Institute of Development
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Board

6.1.2. Surname, name and patronymic
Akhremenko Vitaliy Oleksiyovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 789463 18.09.1997 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1953
6.1.5. Education
Higher.
Byelorussian Rail Transport Institute. Carriage Engineering and Carriage Sector
6.1.6. Record of managerial service (years)
33
6.1.7. Name of enterprise and position previously held
CISC "INTERPIPE NTRP" (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Safety Director
6.1.8. Description
Board of the Company is the Company Executive Body administering its current activity. While carrying its work out Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP".
Terms of reference of Board of the Company cover all the questions of its current activity besides the ones attributed to terms of reference of other body according to Legislation in force, the By-Laws or decision of Shareholders Meeting.
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Head of Supervisory Board
6.1.2. Surname, name and patronymic
Kirichko Oleksandr Ivanovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 303156 26.04.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1965
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Radiophysics.
Postgraduate course at Dnipropetrovs'k State University.
6.1.6. Record of managerial service (years)
16
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul Pisarzhevs'kogo 1-A)
Director
6.1.8. Description
The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.
While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".
O.I. Kirichko holds the position of Head of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'KYY PIPE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115) and position of Deputy Head of Supervisory Board of Company "METALLURGICAL PLANT "DNIPROSTAL" (Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21).

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Marina Oksana Yuriyivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
CH663111 05.12.1997 Minsk District Board of City Board of Ministry of Home Affairs of Ukraine in Kyiv.
6.1.4. Year of birth
1969
6.1.5. Education
Higher.
Kyiv Civil Aviation Institute. System Engineer.

Institute of Superior Managerial Personnel of Academy of National Economy at the Government of Russian Federation. Managerial Labour Resources.

Ukrainian Academy of Public Administration at the President of Ukraine. Management of Public Administration. "Personnel Development. "Personnel Recruitment'.

Menegment Institut fur Fernunterriht und Untrnehmensberatung Gmbh. Management at delegation of responsibility in the environment of market economy. Harzburg model.

Moscow Department of Project Management (USA) Spider Managerial Technology. Consulting Company. Project Management Basics.

6.1.6. Record of managerial service (years)

11

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)

Deputy Personnel Director

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

On the 10th of May, 2006 O. Yu. Marina was elected Deputy Head of Supervisory Board of OJSC "INTERPIPE NTRP" at Meeting of the Board (Minutes No. 148 of the 10th of May, 2006) in accordance with the Company By-Laws and Provision on Supervisory Board of OJSC "INTERPIPE NTRP".

O.Yu. Marina holds the position of Deputy Head of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'KYY PIPE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115).

6.1.1. Position

Member of Supervisory Board

6.1.2. Surname, name and patronymic

Chernyavs'kyy Oleksandr Gennadiyovych

6.1.3. Series, number, date of issue of Passport and name of body having issued the one

CH 896781 11.09.1998 Shevchenkivs'kyy District Department of City Board of Ministry of Home Affairs of Ukraine in Kyiv.

6.1.4. Year of birth

1977

6.1.5. Education

Higher.

Kyiv University named after T.G. Shevchenko

Kyiv Institute of International Relations. MEB Master, English Language Translator.

6.1.6. Record of managerial service (years)

2

6.1.7. Name of enterprise and position previously held

INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)

Financial Director

6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

The positions held by O.G. Chernyavs'kyy are as follows:

- member of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'KYY PIPE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115);
- a member of Supervisory Board of Company "INTERPIPE NIKO TUBE" (Ukraine, 53201 Nikopol, vul. Trubnikov, 56);
- a member of Supervisory Board of Company "YAKIST" Scientific Production Center (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-a);
- a member of Supervisory Board of OJSC "DNIPROVTORMET" (Ukraine, 49124 Dnipropetrovs'k, vul. Lypova, 1);

6.1.1. Position

Member of Supervisory Board

6.1.2. Surname, name and patronymic
Morosov Denis Volodymyrovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE016263 30.06.1995 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1978
6.1.5. Education
Higher.
Dnipropetrovs'k State University. Management Information Systems. Master.
6.1.6. Record of managerial service (years)
5
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A)
Head of Budget Board of Financial-Economic Service
6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

D.V. Morozov holds the position of a member of Supervisory Board of OJSC "INTERPIPE NOVOMOSKOVS'KYY PIPE PLANT" (Ukraine, 51200 Novomoskovs'k, vul. Suchkova, 115) and a member of Supervisory Board of OJSC "DNIPROVTORMET" (Ukraine, 49124 Dnipropetrovs'k, vul. Lypova, 1)

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Yesaulov Gennadiy Oleksandrovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 500555 21.02.1997 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1951
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metallurgical Engineer
Postgraduate course at Dnipropetrovs'k Metallurgical Institute.
6.1.6. Record of managerial service (years)
15
6.1.7. Name of enterprise and position previously held
Dniprostal Metallurgical Plant Company (Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Director
6.1.8. Description

The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.

While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

6.1.1. Position
Member of Supervisory Board
6.1.2. Surname, name and patronymic
Slyusarev Oleksiy Yuriyovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AE 211263 27.02.1996 Zhovtnevyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1968

6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Metal Forming.
6.1.6. Record of managerial service (years)
12
6.1.7. Name of enterprise and position previously held
Company "INTERPIPE UKRAINE" (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-a)
Director
6.1.8. Description
The Supervisory Board is the Company Body controlling the activity of Board and protecting the rights of Shareholders of the Company. The purpose of activity carried out by the Supervisory Board lies in representation of interests of Shareholders and protection of their rights as well as assurance of efficacy of their investments, making for realization of statutory tasks of the Company, elaboration of strategy aimed at rising of profitability and competitive ability of the Company along with exercising of control of activities of Board of the Company.
While carrying its work out Supervisory Board of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".
O.Y. Slyusarel holds the position of the Head of Supervisory Board of Company "INTERPIPE NIKO TUBE" (Ukraine, 53201 Nikopol, vul. Trubnikov, 56) and the Head of Supervisory Board of OJSC "DNIPROVTORMET" (Ukraine, 49124 Dnipropetrovs'k, vul. Lypova, 1)

6.1.1. Work status
Member of Supervisory Board
6.1.1. Surname, name and patronymic
"INTERPIPE LIMITED"
6.1.2. Series, number and date of issue of Passport and the name of Body having issued the one
-
6.1.4. Year of birth

6.1.5 Education

6.1.6 Leading experience (years)

6.1.7 Name of enterprise and previous work status

6.1.8 Description
On the 18th of March, 2008 Company "INTERPIPE LIMITED" in the person of its representative Khraibe Fadi Zeinovych was elected to the membership of Supervisory Board on General Shareholders Meeting.
The Company "INTERPIPE LIMITED" has no YEDRPOU Code because of its being nonresident of Ukraine and thus can't be entered in the Unified State Register of Enterprises and Organizations of Ukraine. Identification Code of Company "INTERPIPE LIMITED" is HE 170535 in accordance with its Registration Certificate.

Information on the representative of Company "INTERPIPE LIMITED":
1. Surname, name and patronymic - Khraibe Fadi Zeinovych
2. Series, number and date of issue of Passport and the name of Body having issued the one – 63 No. 0711103 01.12.2006 УВД-897.
3. Year of birth – 1974
4. Education – Higher. American University of Beirut. Bachelor of Informatics and Communication. INSEAD Business-School. Master's of Business Administration Degree.
5. Leading experience (years) – 2
6. Name of enterprise and previous work status - Company "INTERPIPE UKRAINE" (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-a). Director of Products and Resources.

The Supervisory Board is the Company Body controlling the activities carried out by the Board and protecting the rights of Shareholders of the Company. The purpose of activities carried out by Supervisory Board lies in representation of interests and protection of rights of Shareholders, security of their investment efficacy, making for realization of statutory tasks of the Company, development strategy aimed at increase of profitability and competitiveness of the Company as well as controlling of activities carried out by the Company Board.
The terms of reference of Supervisory Board are determined by Legislation in force and By-Laws of the Company. The By-Laws of the Company or General Shareholders Meeting by its decision may vest the Supervisory Board with particular functions belonging to the terms of reference of General Shareholders Meeting.
While carrying its activities out the Supervisory Board is guided by the Company By-Laws and Provision on Supervisory Board of OJSC "INTERPIPE NTRP".
The Company considers inexpedient to disclose the information on amount of pecuniary remuneration.
The rights and duties are determined by the By-Laws and Provision on Supervisory Board of OJSC "INTERPIPE NTRP".

6.1.1. Position
Head of Auditing Committee
6.1.2. Surname, name and patronymic
Zhytchenko Valentyn Volodymyrovych
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 568608 21.06.1999 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1976
6.1.5. Education.
Higher.
Dnipropetrovs'k State University.Economic Cybernetics.
6.1.6. Record of managerial service (years)
5
6.1.7. Name of enterprise and position previously held
INTERPIPE MANAGEMENT COMPANY (Ukraine, 49005, Dnipropetrovs'k, vul Pisarzhevs'kogo 1-A)
Head of Budgeting Department of Budget Management of Financial and Economic Service.
6.1.8. Description

The Auditing Committee checks financial and economic activity of the Company, its enterprises, branch and representative offices.

While carrying its work out Auditing Committee of the Company is guided by By-Laws of the Company and Provision on Board of CISC "INTERPIPE NTRP". The Company considers divulging of information concerning amount of compensation to be inexpedient. The powers and obligations are fixed by the By-Laws and Provision on Board of CISC "INTERPIPE NTRP".

Zhytchenko Valentyn Volodymyrovych is a representative of legal person - TANFRED INVESTMENTS LIMITED, which on the 30th of March, 2007 was elected to the membership of Auditing Committee at the General Shareholders Meeting.

On the 1st of November, 2007 V.V. Zhytchenko was elected the Head of Auditing Committee of OJSC "INTERPIPE NTRP" at Meeting of the Auditing Committee (Minutes No. 2 of the 1st of November, 2007) in accordance with the Company By-Laws and Provision on the Company Auditing Committee of OJSC "INTERPIPE NTRP".

6.1.1. Position
Chief Accountant
6.1.2. Surname, name and patronymic
Sokolova Iryna Volodymyrivna
6.1.3. Series, number, date of issue of Passport and name of body having issued the one
AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region
6.1.4. Year of birth
1963
6.1.5. Education
Higher.
Dnipropetrovs'k Metallurgical Institute. Physical-Chemical Research of Metallurgical Processes.
Prydniprovs'k State Academy of Building and Architecture. Accounting and Audit.
6.1.6. Record of managerial service (years)
15
6.1.7. Name of enterprise and position previously held
(Ukraine, Dnipropetrovs'k Region 49081 Dnipropetrovs'k vul. Stoletova, 21)
Chief Accountant
6.1.8. Description
The Company considers divulging of information concerning amount of compensation to be inexpedient.
The powers and obligations are fixed by Job Description.

6.2. Information on Issuer Shares Held by his Officials

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Chairman of Board	Korotkov Andriy Mykhaylovych	AH 085999 24.01.2003 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	5	0.0000092	5	0	0	0
Member of Board	Pols'kyy Georgiy Mykolayovych	AE 876869 18.11.1997 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Sokolova Iryna Volodymyrivna	AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Nakhod Oleksadr Ivanovych	AK 212377 08.07.1998 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Board	Besednov Sergiy Viktorovych	AK 132805 07.04.1998 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	3674	0.000918	3674	0	0	0
Member of Board	Gorb Yevgen Ivanovych	AE 286198 04.11.1996 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	7089	0.001772	7089	0	0	0
Member of Board	Kisil Volodymyr Kostyantynovych	AE 465919 28.12.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	2	0.0000037	2	0	0	0
Member of Board	Kosoryga Inna Volodymyrivna	CA 962691 20.03.1999 Shevchenkivs'kyy District Department of Home Affairs in Zaporizhzhya		0	0	0	0	0	0
Member of Board	Potyomkin Oleg Viktorovych	AK 966011 26.06.2000 Industrial'nyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Member of Board	Kozlovs'kyy Alfred Ivanovych	AE 487476 07.02.1997 Zhovtnevyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	14952087	3.738022	14952087	0	0	0
Member of Board	Akhremenko Vitaliy Oleksiyovych	AE 789463 18.09.1997 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Member of Supervisory Board	Kirichko Oleksandr Ivanovych	AE 303156 26.04.1996 Kirovs'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	11.04.2006	10	0.0000185	10	0	0	0
Member of Supervisory Board	Marina Oksana Yuriyivna	CH 663111 05.12.1997 Minsk District Board of City Board of Ministry of Home Affairs of Ukraine in Kyiv.	11.04.2006	10	0.0000185	10	0	0	0
Member of Supervisory Board	Chenyavs'kyy Oleksandr Gennadiyovych	CH 896781 11.09.1998 Shevchenkivs'kyy District Department of City Board of Ministry of Home Affairs of Ukraine in Kyiv.	17.03.2008	7	0.0000018	7	0	0	0
Member of Supervisory Board	Morosov Denis Viktorovych	AE 016263 30.06.1995 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	11.04.2006	74	0.0000185	74	0	0	0
Member of Supervisory Board	Yesaulov Gennadiy Oleksandrovych	AE 500555 21.02.1997 Babushkinskiy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region	01.03.2006	1	0.00000025	1	0	0	0
Member of Supervisory Board	Slyusarev Oleksiy Yuriyovych	AE 211263 27.02.1996 Zhovtnevyy District Department of Dnipropetrovs'k City Board of Department of Internal Affairs of Ukraine in Dnipropetrovs'k Region	18.12.2008	9	0,00000225	9	0	0	0
Member of Supervisory Board	"INTERPIPE LIMITED"	-	01.06.2006	87361849	21,8405	87361849	0	0	0

Position	Official's surname, name and patronymic	Series, number, date of issue of Passport and name of body having issued the one	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
Head of Auditing Committee	Zhytchenko Valentyn Volodymyrovych	AK 568608 21.06.1999 Amur-Nyzhnyodniprov'ky District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
Chief Accountant	Sokolova Iryna Volodymyrivna	AK 975998 15.08.2000 Lenins'kyy District Department of Board of Ministry of Home Affairs of Ukraine in Dnipropetrovs'k Region		0	0	0	0	0	0
			In all	102324817	25.58124195	102324817	0	0	0

Description	The Company officers have no any criminal records for lucrative crimes and official malfeasances uncancelled. The changes in membership of officers were introduced on the basis of decision of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" taken place on the 25th of December, 2008. The members of Board: Pol's'kyy Georgiy Mykolayovych, Sokolova Iryna Volodymyrivna, Nakhod Oleksandr Ivanovych, Kosoryga Inna Volodymyrivna, Potyomkin Oleg Viktorovych and Akhryemenko Vitaliy Oleksiyovych hold no shares of the Company. Zhytchenko Valentyn Volodymyrovych, the Head of Auditing Committee is a representative of Company "TANFRED INVESTMENTS LIMITED" – a Shareholder being legal person. A shareholder, Company "Interpipe limited" represented by Khraibe Fadi Zeinovych, is a member of Supervisory Board. One should see the data on shares of OJSC "INTERPIPE NTRP" held by its Chief Accountant in the line No. 3 (Sokolova Iryna Volodymyrivna, a member of Board) and explanations to it. This Section doesn't contain information on quantity of shares by their kinds (ordinary bearer, privileged nominal and bearer privileged ones) because the Company issued neither privileged nor bearer shares.

7. INFORMATION ON PERSONS HOLDING 10 PERCENT AND MORE OF ISSUER SHARES

Name of legal person	Identification Code by YEDRPOU	Seat	Date of entering in the Register	Amount of shares (pieces)	Of total amount of shares (percentage wise)	Amount by kinds of shares			
						Ordinary nominal shares	Ordinary bearer shares	Privileged nominal shares	Privileged bearer shares
"САЛЕКС ІНВЕСТ-МЕНТС ЛІМІТЕД" / "SALEKS INVETMENTS LIMITED"	-	Cyprus 1087 Nicosia Kennedy, 8, Athienitis Building, 4th Floor, Flat/O	16.09.2008	240000007	60	240000007	0	0	0
"ІНТЕРПАЙП ЛІМІТЕД" / "INTERPIPE LIMITED"	-	Cyprus 1087 Nicosia Kennedy, 8, Athienitis Building, 4th Floor, Flat/O	01.06.2006	87361849	21.8405	87361849	0	0	0
Limited Liability Company "INTERPIPE UKRAINE"	33668606	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-a	16.09.2008	48250905	12.0627	48250905	0	0	0
Surname, name and patronymic of natural person	**Series, number, date of issue and name of body having issued the Passport**		**Date of entering in the Register**	**Amount of shares (pieces)**	**Of total amount of shares (percentage wise)**	**Amount by kinds of shares**			
						Ordinary nominal shares	**Ordinary bearer shares**	**Privileged nominal shares**	**Privileged bearer shares**
			In all	375612761	93.9032	375612761	0	0	0

8. INFORMATION ON SHAREHOLDERS MEETING

Kind of General Meeting	Regular	Extraordinary
	x	
Date of Holding	The 18th of March, 2008	
Quorum of Meeting	96.247	

Description	The General Shareholders Meeting of the Company taken place on the 18th of March, 2008 was convened by decision of Board agreed with Supervisory Board of the Company. The questions included into agenda of General Meeting are as follows: 1. Approval of Statement of the Company Board on results of activities for 2007 and approval of guidelines of Company activities in 2008. 2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2007. 3. Approval of Annual Financial Accountability for 2007 and the results of financial and economic activity of the Company carried out in 2007. 4. Approval of profit distribution procedure, period and dividend payment procedure. 5. Approval of primary indices of financial and economic activity of the Company for 2008. 6. Approval of limits for granting of guarantees by the third persons' liabilities in 2008. 7. Recall and election of members of the Company Supervisory Board. 8. Recall and election of members of the Company Auditing Committee. The following additional questions were included into the agenda of Regular General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes. 9. Recall and election of members of the Company Board. 10. Increase of amount of the Authorized (Compound) Capital Stock of the Company by way of increase of quantity of shares of available nominal value at the expense of additional investment. 11. Closed (private) distribution of shares and approval of record of decision on closed (private) distribution of shares. Approval of list of other Investors among which the distribution of shares is being stipulated according to which there was made a decision on distribution of shares. Determination of authorized organizations and persons conferring them with corresponding powers on provision of closed (private) distribution of shares. All the questions of agenda were examined in course of General Shareholders Meeting with following decisions being made: approval of Statement of the Company Board on results of activities for 2007 and guidelines of Company activities in 2008; approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company carried out in 2007; approval of Annual Financial Accountability for 2007 and the results of financial and economic activity of the Company carried out in 2007; approval of primary indices of financial and economic activity of the Company for 2008; approval of limits for granting of guarantees by the third persons' liabilities in 2008 as well as making of decisions as to introduction of changes into the staff of the Company officers; there was made a decision to increase the amount of the Authorized (Compound) Capital Stock of the Company by way of increase of quantity of shares of available nominal value at the expense of additional investment; there were made the decisions as regards closed (private) distribution of shares and approval of record of decision on closed (private) distribution of shares; determination of the Authorized Body and persons conferring them with corresponding powers on provision of closed (private) distribution of shares.

Kind of General Meeting		Regular	Extraordinary
			x
Date of Holding		**The 18th of June, 2008**	
Quorum of Meeting		84.48	
Description	The Extraordinary General Shareholders Meeting of the Company taken place on the 18th of June, 2008 was convened by decision of the Board agreed with Supervisory Board of the Company. The question included into the agenda of Extraordinary General Shareholders Meeting is as follows: 1. Introduction of changes and addenda into the Company By-Laws. The following additional question was included into the agenda of Extraordinary General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes. 2. Liquidation of Detached Division "Trade House OJSC "INTERPIPE NTRP". All the questions of agenda were examined in course of Extraordinary General Shareholders Meeting with following decisions being made: to liquidate Detached Division "Trade House OJSC "INTERPIPE NTRP" and introduce the changes into the Company By-Laws.		

Kind of General Meeting		Regular	Extraordinary
			x
Date of Holding		The 25th of December, 2008	
Quorum of Meeting		85.64	
Description	The Extraordinary General Shareholders Meeting of the Company taken place on the 25th of December, 2008 was convened at the request of Supervisory Board of the Company. The questions included into the agenda of Extraordinary General Shareholders Meeting were as follows: 1. Introduction of changes and addenda into the Company By-Laws. 2. Approval of limits for granting of financial and property guarantees by the third persons' liabilities in 2009. 3. Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. The following additional questions were included into the agenda of Regular General Shareholders Meeting of the Company basing on the Article 43 of Law of Ukraine "On Economic Companies" on proposal of Shareholder holding more than 10 percent of votes. 4. Recall and election of members of the Supervisory Board. 5. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of the sum stated in foreign currency. All the questions of agenda were examined in course of Extraordinary General Shareholders Meeting with following decisions being made: to introduce the changes and addenda into the Company By-Laws; to approve the limits for granting of financial and property guarantees by the third persons' liabilities in 2009; to approve conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of the sum stated in foreign currency along with making of decision as regards introduction of changes into the staff of Supervisory Board of the Company. The third question of agenda "Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH" was removed from the examination of Extraordinary General Shareholders Meeting.		

9. INFORMATION ON DIVIDENDS

	For the period under report		For the period preceding the one under report	
	by ordinary shares	by privileged shares	by ordinary shares	by privileged shares
Amount of dividends accrued, UAH	0.0	0.0	0.0	0.0
Accrual of dividends per a share, UAH	0.0	0.0	0.0	0.0
Amount of dividends paid, UAH	0.0	0.0	0.0	0.0
Amount of dividends paid per a share, UAH	0.0	0.0	0.0	0.0

Description

The Extraordinary General Shareholders Meeting of the Company taken place on the 4th – 23rd of August, 2006 (Minutes No. 5 of the 4th – 23rd of August, 2006) made a decision to pay dividends at the expense of profit gained by results of financial and economic activity of the Company for 2005 and at the expense of redistribution of profit for the previous years.

Closing date of Dividend Payment Register was the 5th of September, 2006. The Dividend Payment Period was established since the 5th of September till the 31st of December, 2006.

Basing on this decision the Company has paid 936 698 646 (nine hundred and thirty-six million six hundred and ninety eight thousand six hundred and forty six) UAH of dividends to its Shareholders including 6 757 996.48 (six million seven hundred and fifty-seven thousand nine hundred and ninety-six) UAH kopeks 48 of Natural-Person Income Tax and 2 239 732.87 (two million two hundred and thirty-nine thousand seven hundred and thirty-two) UAH kopeks 87 of Non-Resident Income Tax.

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001 and 2003 was continuing during 2006 with 9 354 (nine thousand three hundred and fifty-four) UAH of dividends being paid to its Shareholders.

The Regular General Shareholders Meeting of the Company taken place on the 30th of March, 2007 (Minutes No. 12 of the 30th of March, 2007) made a decision to pay dividends at the expense of profit gained by results of financial and economic activity of the Company for 2006 taking into account a part of undistributed profit of the previous year.

Closing date of Dividend Payment Register was the 15th of May, 2007. The Dividend Payment Period was established since
the 15th of May till the 31st of December, 2007.

Basing on this decision the Company has paid 578 311 597 (five hundred and seventy-eight million three hundred and eleven thousand five hundred and ninety-seven) UAH of dividends to its Shareholders including 4 538 462.91 (four million five hundred and thirty eight thousand four hundred and sixty two) UAH kopeks 91 of Natural-Person Income Tax and 1 851 163.18 (one million eight hundred and fifty one thousand one hundred and sixty three) UAH kopeks 18 of Non-Resident Income Tax.

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001, 2003 and 2005 was continuing during 2007 with 44 877 403 (forty four million eight hundred and seventy seven thousand four hundred and three) UAH of dividends being paid to its Shareholders.

The Regular General Shareholders Meeting of the Company taken place on the 18th of March, 2008 (Minutes No. 13 of the18th of March, 2008) made a decision neither distribute the net profit gained in the result of financial and economic activity of
the Company in 2007 nor approve the period and procedure for dividend payment because of non-distribution of the profit to Fund of Settlements with the Participants (the dividends).

The payment of deposited or timely unpaid dividends by results of financial and economic activity of the Company for 1999 – 2001, 2003, 2005 and 2006 was continuing during 2008 with 1 092 418 (one million ninety-two thousand four hundred and eighteen) UAH of dividends being paid to its Shareholders.

When payment of Dividend Taxes, the Company was guided by Law of Ukraine "On Enterprise Profit Taxation" No. 334/94-BP of the 28th of December, 1994 with all amendments and addenda included, Law of Ukraine "On Natural-Person Income Tax" No. 889-IV of the 22nd of May, 2003 with all amendments and addenda included and Decree of Ministry of Ukraine "On Exemption (Reduction) from Taxation of Incomes with their Source Originating from Ukraine according to International Treaties of Ukraine for Avoidance of Double Taxation" No. 470 of the 6th of May, 2001 with all amendments and addenda included.

There was neither decision made on approval of results of activities carried out, profit distribution procedure, amount, period and procedure for payment of a part of profit (dividends), determination of procedure to cover for losses by results of reporting period as of the date of drawing up of regular information (Annual Statement) nor calculation and payment of dividends taken place correspondingly.

10. INFORMATION ON PERSONS RENDERING THEIR SERVICES TO THE ISSUER

Name	Sigma Register Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33785109
Seat	Ukraine, Kyiv Region, Pechers'kyy District 01601 Kyiv, vul. Mechnikova, 2
Number of Licence or other Document for this activity category	AB No. 430293
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	18.09.2008
Toll Code and Telephone	(044) 585-64-28
Fax	585-64-89
Activity category	The legal person carrying out its professional activity at The Equity Market: activity on keeping of Register of Nominal Securities Holders
Description	Sigma Register Company was approved as Permanent Register on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" at Shareholders Meeting taken place on the 14th of April, 2006 (Minutes of Shareholders Meeting No. 11 of April 14, 2006). The Registrar keeps Register of Nominal Securities Holders of the Company on the grounds of Agreement No. 580060392 on keeping of Register of Nominal Securities Holders of OJSC "INTERPIPE NTRP" of the 26th of January, 2006

Name	Auditing Firm "Finem – Consulting"
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	23942905
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District 49044 Dnipropetrovs'k, vul. Gogolya, bud. 10-A, office 53
Number of Licence or other Document for this activity category	1368
Name of State Authority having issued the Licence or other Document	Auditing Chamber of Ukraine
Date of issue of Licence or other Document	January 26, 2001
Toll Code and Telephone	(0562) 36-21-09
Fax	36-21-09
Activity Category	The Auditor (Auditing Firm) rendering its auditing services to the Issuer.
Description	The auditing activity isn't liable to licencing in accordance with Legislation of Ukraine in force. In this connection the Auditing Firm "Finem – Consulting" holds no Licence issued. However the Auditing Chamber of Ukraine has entered the Auditing Firm "Finem – Consulting" in the Register of Auditing Firms and Auditors rendering auditing services individually with the Certificate on entering in the Register of Auditing Activity Subjects No. 1368 of the 26th of January, 2001 issued to the Auditing Firm "Finem – Consulting".

Name	Credit-Dnipro Commercial bank, Close Joint-Stock Company
Legal – organizational form	Close Joint-Stock Company
Identification Code by YEDRPOU	14352406
Seat	Ukraine, Dnipropetrovs'k Region, Babushkins'kyy District 49600 Dnipropetrovs'k, vul. Lenina 17
Number of Licence or other Document for this activity category	70
Name of State Authority having issued the Licence or other Document	National Bank of Ukraine
Date of issue of Licence or other Document	24.12.2002
Toll Code and Telephone	(0562) 33-37-50
Fax	33-37-50
Activity category	The legal person authorized by Issuer to pay income by his securities.
Description	Credit-Dnipro Bank Bank pays dividends to Shareholders of OJSC "INTERPIPE NTRP" on the grounds of commissions.

Name	Credit – Rating Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	31752402
Seat	Ukraine, Kyiv Region, Podils'kyy District 04070 Kyiv, vul. Verkhniy Val, 72
Number of Licence or other Document for this activity category	2
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	19.12.2006
Toll Code and Telephone	(044) 490-25-50
Fax	490-25-54
Activity category	Legal person authorize to evaluate rating of Issuer
Description	Credit – Rating Company renders services on determination and renewal of Credit Rating of OJSC "INTERPIPE NTRP" by National Credit Rating Scale on the grounds of Agreement concluded. Credit – Rating Company is Authorized Rating Agency included into State Register of Authorized Rating Agencies on the grounds of decision of Securities and Exchange State Commission No. 1525 of the 19th of December, 2006. Certificate on inclusion of Credit – Rating Company into State Register of Authorized Rating Agencies No. 2 of the 19th of December, 2006.

Name	FETS Stock Exchange Subsidiary
Legal – organizational form	Stock Exchange
Identification Code by YEDRPOU	21672206
Seat	Kyiv Region, Pechers'kyy District 01133, Kyiv, vul. Shchorsa, 31
Number of Licence or other Document for this activity category	AB No. 376703
Name of State Authority having issued the Licence or other Document	Securities and Exchange State Commission
Date of issue of Licence or other Document	25.09.2007
Міжміський код та телефон	(044) 522-88-08
Fax	522-85-53
Activity category	The legal person carrying out its professional activity at the Stock Market – activity on organization of Stock Market Trade.
Description	FETS Stock Exchange Subsidiary State Enterprise renders services on securities turnover in the First Exchange Trade System to OJSC "INTERPIPE NTRP" on the grounds of Listing Support Agreement concluded.

Name	INTERPIPE MANAGEMENT Limited Liability Company
Legal – organizational form	Limited Liability Company
Identification Code by YEDRPOU	33517151
Seat	Ukraine, Dnipropetrovs'k Region, Zhovtnevyy District, 49005, Dnipropetrovs'k, vul. Pisarzhevs'kogo 1-A
Number of Licence or other Document for this activity category	-
Name of State Authority having issued the Licence or other Document	-
Date of issue of Licence or other Document	
Toll Code and Telephone	(0562) 38-95-80
Fax	38-95-80
Activity category	Legal person rendering legal services to the Issuer
Description	INTERPIPE MANAGEMENT COMPANY renders OJSC "INTERPIPE NTRP" legal consulting services on the grounds of Agreement concluded. There is no information as to number of Licence (Permit) for this activity category, date of issue of Licence (Permit) and State Authority having issued the Licence because of failure to submit the said information to Issuer.

11. DATE ON ISSUER SECURITIES

11.1. Share Issue Information

Registration date of issue	Number of Certificate on issue registration	Name of body having registered the issue	Security Code	Security type	Form of existence and form of issue	Nominal value (UAH)	Amount of shares (pieces)	Total nominal value (UAH)	Part in the Authorizes Capital Stock (percent wise)
1	2	3	4	5	6	7	8	9	10
25.04.2008	169/1/08	Securities and Exchange State Commission	UA0400081008	Ordinary nominal shares	Documentary Nominal shares	0,250	400000000	100000000.0	100

Description

INFORMATION ON COMPANY SHARE ISSUES

The Authorized (Compound) Capital Stock of the Company amounts to 100 000 000 (a hundred million) UAH.

The Authorized (Compound) Capital Stock of the Company is divided into 400 000 000 (four hundred million) of ordinary nominal shares with their nominal value making up 0.25 UAH per each.

The initial distribution of shares was carried out in accordance with Constituent Agreement No. 72-AT of the 28th of December, 1994. Further redistribution of shares fails to stipulate introduction of changes into the Constituent Agreement.

The Company issues ordinary nominal shares in documentary form to the amount of its Authorized (Compound) Capital Stock in accordance with Legislation of Ukraine and requirements established by Securities and Exchange Commission. The shares are issued in accordance with procedure determined by Securities and Exchange Commission.

The first emission of shares was carried out in course of privatization by means of issue of 21 554 000 (twenty-one million five hundred and fifty-four thousand) ordinary nominal shares with their nominal value making up 0.25 UAH per each to the total amount 5 388 500 (five million three hundred and eighty-eight thousand and five hundred) UAH with documentary form of issue; the Certificate of State Registration of Securities No. 2/1/95 was issued by Ministry of Finance of Ukraine on the 4th of January, 1995. There was re-registration of share issue carried out in accordance with requirements of Securities and Exchange Commission as regards adjustment of security issue forms in compliance with Legislation in force proved by Certificate on Registration of Security Issue No. 142/04/1/98 of the 16th of July, 1998 issued by Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission.

The privatization of Company is finished (Order of State Property Fund of Ukraine No. 1397 of the 8th of December, 1997 "On Finishing of Privatization Process of OJSC "Nyzhnyodniprovs'kyy Tube-Rolling Plant").

The second emission of shares was carried out in quantity of 32 331 000 (thirty-two million three hundred and thirty-one thousand) ordinary nominal shares with their nominal value making up 0.25 UAH per each to the total amount 8 082 750 (eight million eighty-two thousand seven hundred and fifty) UAH with documentary form of issue proved by Certificate on Security Issue Registration No. 164/1/01 of the 18th of April, 2001 issued by Securities and Exchange Commission in accordance with terms of share emission approved by Extraordinary General Shareholders Meeting on the 26th of December, 2000.

On the 18th of March, 2008 the General Shareholders Meeting made a decision on raise of the Authorized (Compound) Capital Stock of OJSC "INTERPIPE NTRP" by 86 528 750.00 (eighty-six million five hundred and twenty-eight thousand seven hundred and fifty) UAH by means of increase of quantity of shares of nominal value existing at the expense of additional investments along with carrying out of additional emission of the Company shares in quantity of 346 115 000 (three hundred and forty-six million one hundred and fifteen thousand) pieces of existing nominal value of each share making up 0.25 UAH with the view of attraction of investments for further development of the Company and replenishment of amount of Current Assets.

The shares assigned for placement were distributed by means of their close (private) placement being distributed exclusively among the Company Shareholders (according to the Register as of the date of commencement of close (private) distribution).

The total value of shares distributed in the amount of 86 528 750.00 (eighty-six million five hundred and twenty-eight thousand seven hundred and fifty) UAH was paid by the Shareholders (natural and legal persons). The shares purchased were paid off by means of transfer of Cash Assets to the settlement account of the Company in accordance with Provisions of Sales Contracts concluded by OJSC "INTERPIPE NTRP" both in UAH and foreign currency proved by the Bank Documents.

The share issue was registered in accordance with Legislation of Ukraine in force and Normative Legal Acts of Securities and Exchange Commission. The Certificate on Registration of Security Issue No. 169/1/08 of the 25th of April, 2008 issued by Dnipropetrovs'k Territorial Board of State Securities and Exchange Commission on the 16th of July, 2008.

The shares by which there was a decision made on close (private) placement have granted their Holders with the rights equal to the ones assigned to securities of previous issues.

There is a registration alphabetic-character code assigned to the Company securities by National Depositary of Ukraine along with Abstract from Register of Securities Codes obtained in accordance with requirements of Securities and Exchange Commission as to codification (numeration) of securities.

The Securities Code is UA0400081008.

The changes taken place in quantity of shares being in turnover during reporting period were as follows:

1. The Company carried out transaction on redemption of shares of its own on the basis of decision of Supervisory Board (Minutes of Meeting of Supervisory Board No. 187 of the 23rd of July, 2007). The own shares were redeemed with the view of their further realization at the most within a year since the date of their purchase. There were 43 815 ordinary nominal shares with their nominal value making up 10 953 75 UAH with total cost of redemption coming to 9 025 890.00 UAH redeemed during the period established by Supervisory Board.
   The package of shares in quantity of 43 815 pieces redeemed from Shareholders in accordance with decision of Supervisory Board was realized in May, 2008 by means of its sale.
   Data as regards transaction on redemption of own shares in 2007 were represented in regular information (Annual Statement) for 2007 in Section "Data on the Company Securities", Sub-section "Information on Redemption of Own Securities within the Reporting Period".
2. The quantity of shares being in turnover was increased up to 4000 000 000 (four hundred million) of ordinary nominal shares by results of close (private) placement of shares.
3. In January 2009 the Company on the basis of decision of Supervisory Board (Minutes of Meeting of Supervisory Board No. 214 of the 6th of October, 2008) carried out transaction on redemption of shares of its own. The own shares were redeemed with the view of their further realization at the most within a year since the date of their purchase. The transaction on redemption of own shares carried out by the Company will be represented in accounting and accountability in the first quarter of 2009 as well as in regular information (Annual Statement) for 2009 in Section "Data on the Company Securities", Sub-section "Information on Redemption of Own Securities within the Reporting Period" on the basis of Legislation in force.

INFORMATION ON HOME AND FOREIGN MARKET WHERE THE COMPANY SECURITIES ARE SOLD

OJSC "INTERPIPE NTRP" was one in the first seven Ukrainian enterprises with its securities included into the Level One Listing of the First Exchange Trade System since the 1st of October, 1997 according to decision of the Trade Committee of the 24th of September, 1997. To implement the decisions of Securities and Exchange Commission No. 141 of the 6th of July, 1999 and No. 215 of the 30th of December, 1998 the Company and OJSC "Stock Exchange the First Exchange Trade System" entered into Agreement on Support of Listing on the 8th of September, 1999. On the 1st of October, 2007 the Agreement on Support of Listing was repeatedly concluded in connection with coming into force of Provision on Stock Exchanges Functioning approved by decision of State Securities and Exchange Commission No. 1542 of the 19th of December, 2006. The Company securities are included into Quotation List of the State Securities and Exchange Commission of the Level Two Listing being admitted to the Distribution Network Bidding in accordance with Provisions of Agreement.

The state of Stock Exchange is one of the most important indices characterizing the health of Economic System of country. The reduction of total capitalization of Exchange List of State Securities and Exchange Commission made up 67 percent since the 3rd of May, 2008 when the maximum capitalization indices of Ukrainian market of shares were fixed till December. In particular, considerable reduction of the Company capitalization has taken place. As of the 31st of December, 2008 the Company capitalization makes up 4.11 billion UAH proceeding from data of OJSC "Stock Exchange the First Exchange Trade System". And at the same time, there was gradual reduction of average monthly volume of trading with the Company shares in the First Exchange Trade System observed since the II quarter of 2008. So, estimated amount of Agreements concluded by the Company shares made up 136 389 thousand UAH in 2007 and 119 007 thousand UAH in 2008.

The results of rapid growth in 2007 and in the first quarter of 2008 as well as favourable foreign economic conditions stipulated stable keeping up of prices for the Company shares over the mark of 100 UAH along with attainment of their historical maximum making up 209 UAH per a share.

The prices of purchase and sale of the Company shares fixed in the First Exchange Trade System during 2007 were as follows:

- the I quarter – minimum price 114.38 UAH and maximum one 119.38 UAH;
- the II quarter – minimum price 160.31 UAH and maximum one 164.50 UAH;
- the III quarter – minimum price 199.11 UAH and maximum one 203.89 UAH;
- the VI quarter – minimum price 206.42 UAH and maximum one 209.38 UAH.

The Ukrainian Stock Market began to lose its leading positions due to exacerbation of the World Financial Crisis and a whole number of negative corporate events happened at the Capital Market of developed countries in the second and third quarters of 2008. The Political and Economical Crises in Ukraine exerted negative influence upon the situation taken shape at the Financial Market of the country with their reflection on key indicators of Ukrainian Securities Market. So, the sale prices of the Company shares were fluctuating from 201 UAH down to 171 UAH per a share with purchase prices making up from 167 up to 197 UAH per a share. And at the same time, the rate of rise in prices was hampered already in the middle of May with tendency towards sharp price fall observed since June.

The prices of purchase and sale of the Company shares fixed in the First Exchange Trade System during 2008 were as follows:

- the I quarter – minimum price 193.67 UAH and maximum one 196.83 UAH;
- the II quarter – minimum price 91.91 UAH and maximum one 93.76 UAH;
- the III quarter – minimum price 11.92 UAH and maximum one 12.86 UAH;
- the VI quarter – minimum price 6.23 UAH and maximum one 7.28 UAH.

(the source of information on quotation of ordinary nominal shares of the Company is "Information on Quotation of the Company Securities" arriving to the Company e-mail address by results of Trade Sessions taking place in distribution network of the First Exchange Trade System).

Since the 1st of February, 2009 the Company shares were included into the Index Basket of the First Exchange Trade System (Index – FETS). Besides Agreements concluded at organizationally formed market there were Agreements concluded among the Sellers of Securities. Information on minimum and maximum prices

	fixed in the Agreements concluded by Seller of Securities is as follows: - the I quarter – minimum price 0.25 UAH and maximum one 185.00 UAH; - the II quarter – minimum price 0.25 UAH and maximum one 206.00 UAH; - the III quarter – there were no Agreements concluded among the Sellers of Securities; - the VI quarter – minimum price 0.25 UAH and maximum one 0.25 UAH. In 1999 the Company among five the largest enterprises of Ukraine realized the Program of Issue of the Level I American Depositary Receipts. The Program was realized in common with the Bank of New York. The Level I ADR Program is the simplest and cheap way to enter the Securities Market of USA with the shares being already in open turnover. Pursuant to US Securities Law of 1934 changed and amended the Company wasn't fully registered in SEC (American Commission on US Securities) with its shares failing to quote at the Securities Exchange in the result. The Company is exempted from submission of regular statements and information in accordance with Rule 12g3-2(b) of US Stock Exchange Act of 1934. The Bank of New Your is distributing so-called ADR Announcements through print mass media as well as through Internet in order to perform the duty on information of wide circle of Securities Market Participants on realization of Program of Issue of Depositary Receipt. In particular, the ADR Announcement on issue of Level I Depositary Receipts is presented on website of the Bank of New York (www.bankofny.com).

11.5. Information as to Securities Certificates Issued

Number of forms of Securities Certificates ordered (pieces)	15000
including: - Shares Certificates	15000
- Bonds Certificates	0
- Certificates of other securities(separately per each kind of securities)	
-	0
Number of Securities Certificates issued to the Holders (pieces)	1467
including: - Shares Certificates	1467
- Bonds Certificates	0
- Certificates of other securities(separately per each kind of securities)	
-	0

12. BUSINESS DESCRIPTION

Important events of development (including amalgamation, division, joining, reorganization and detachment).

The Plant was founded on 1891 on the basis of French-Russian Workshops. The first owners of Plant were the Frenchmen. Nevertheless economic crisis incipient in Russia made them to shut down the production. The next owner of Plant became K. Gantke, the German Entrepreneur.

In 1911 – 1913 there commenced working Tube-Rolling Shop having two BRIDE Units and Pilger Rolling Mill.

In January, 1918 the Plant was nationalized according to special decree of Soviet Government.

Since 1931 till 1935 the new producing capacities were being built.

During the period of Second World War the Plant was fully ruined. Its restoration began in 1943, and in 1948 the Plant was working with its total capacity.

In 1956 the Electric-Welded Tube Shops was built while in 1962 there begins the production of roller-bearing tubes. In 1968 the largest in Europe Shop with Pilger Rolling Mill was put in operation with the participation of Hungarian specialist.

In 1972 there was opened a new Wheel-Rolling Line with Tire-Ring Line built in 1988.

On the 20th of September 1989 the Lease Holding Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant named after Karl Liebknecht" was founded on a voluntary basis. In January, 1993 the Lease Agreement was reissued by State Property Fund of Ukraine in accordance with Legislation of Ukraine in force.

On the 28th of December, 1994 there was founded Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant" by means of reorganization of Lease Holding Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant named after Karl Liebknecht".

In 1995 Out-of-Furnace Steel Processing System consisting of furnace-ladle-vacuumator was put in operation.

The privatization of Plant was finished (Order of State Property Fund of Ukraine No. 1397 of the 8th of December, 1997 "On Finishing of Privatization Process of OJSC "Nyzhnyodniprovs'kyy Tube-Rolling Plant".

Change to joint-stock form assured the enterprise ability of more flexible and quick reaction to situation changing under conditions of market relations having extended the enterprise capabilities as regards strategic maneuver of its financing as well as participation in the Securities Market and establish relationships with other enterprises – suppliers of materials and componentry, partner companies and the ones - Customers of its products.

In 1996-1998 the construction of Gas-Treating System for open-hearth furnaces was finished at the Plant. There is a unique production area of shot-blasting and wheel surface hardening set up in Wheel-Rolling Plant. There was commissioned Automatic Tube-Guiding System in the rolling train of Tube-Rolling Shop No. 5 along with organization of computer strain-gauge weighing in the area of billet charging and delivery of tubes in Tube Shops Nos. 1, 4 and 5 and a great deal of other arrangements made within the framework of restructuring project.

Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant" was renamed into OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" (without changing of its organizational and legal form) by decision of Extraordinary General Shareholders Meeting of the Company held on the 9th of February, 2007.

OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" is a successor of Open Joint-Stock Company "Nyzhnyodniprovs'kyy Tube-Rolling Plant". The Company has a balance of its own, settlement (current) and other accounts in the banking establishments as well as the seal and stamps bearing its name.

The most important trend of enterprise development is represented by Quality Management.

The Quality Management System of the Plant is certified in accordance with requirements of ISO 9001:2000 International Standard along with technical audit introduced and being actively carried out already for the third year. Permanent rise of product competitiveness has become the priority task and unchangeable addition to the operation at prestige foreign markets.

There is the most up-to-date Truescope Ultrasonic Defectoscope manufactured by Tuboscope Company (USA) commissioned in Tube-Rolling Shop No. 4 to raise competitiveness of tube products, firstly the ones of oil-and-gas range, output by the Plant. This Truescope Ultrasonic Defectoscope makes it possible to control longitudinal, transversal and oblique defects that may exist along with total-lot tracing the geometric parameters of tubes at that.

There were arrangements made as to improvement of salable condition of tubes along with putting to practice of method of packaging of ready-for-shipment tubes into lodgments suitable for Customer. In the near-term outlook it is supposed to exercise instrument inspection at all the stages of output or products non-limiting ourselves exclusively to acceptance inspection that will considerably increase the degree of quality guarantee. The arrangements developed are aimed at considerable increase of rolled metal stability. There are new as well as well-reconstructed nondestructive test devices installed in workflows.

At present OJSC "INTERPIPE NTRP" judging by level of its technical equipment is an up-to-date enterprise meeting the requirements of world standards.

Last year the Plant continued its active work on development of Design Documentation – the trend making it possible to solve difficult tasks by means of creation of independent interfunctional design commands.

Within the framework of Design "Construction of Complex Information System of Management" the Plant was also working at large-scale and radical reconstruction and upgrading of information networks and processes making it possible to take system of enterprise management to qualitatively new and higher level.

Introduction of new methods of Plant Management, extension of product range at use of high technologies and upgrading of equipment along with skilled personnel make it possible for the Plant to occupy leading positions in production of steel seamless tubes and railway wheels.

The "social" look of Plant is quite successful. At present the Plants is stably working with workers and office employees receiving their salaries and wages on regularly basis; there is an inflow of young personnel appreciated. All the aforesaid testifies to the effect that OJSC "INTERPIPE NTRP" is a reliable and very promising enterprise ready for mutually advantageous cooperation.

The social sphere covers all kinds of social protection of the employees: medicine, education, rest and sports being financed at the expense of Plants Cash Assets.

There were no any decisions made as regards amalgamation, division, joining, reorganization and detachment.

At present the Plant is a modern enterprise being one of the largest in Ukraine and having modern equipment, technologies, means for assurance and control of quality of steel wheels, tires and ring products remaining single in Ukraine enterprise outputting certain kinds of products.

Organizational pattern of Issuer, its subsidiaries, branch establishments, representative offices, detached organization departments with indication of their names and seats, roles and development prospects, changes introduced into organizational pattern in accordance with previous reporting period

The Company represents an aggregate of productive shops deeply intertwined by a system of technological, economic and communication ties. The management organizational pattern acting at the enterprise stipulates centralization of functional relations assuring continuous work of productive shops. Under these conditions every functional service represents a dynamic structural unit provided with personnel having corresponding qualification and necessary financial resources making it possible to maneuver in course of operating procedures along with qualitative use of functional duties on centralized servicing of productive shops as unified integral works.

The Company has six goods-producing shops including Tube-Rolling Shops Nos. 1, 3, 4 and 5, Tube Electric-Welding Shop, Wheel-Rolling Shop, Open-Hearth Shop, Steel Mould-Casting Shop, Motor-Transport and Railway Shops; well-equipped research base represented by Laboratories, Institute of Development, powerful intellectual and personnel potential in the form of Plant Office, Recreation Center, Palace of Culture, Children's Health Camp named after Oleg Koshevoi,

Outpatients' Clinic finished with state-of-the-art medical equipment.

The functions of productive shops are as follows:

- Tube-Rolling Shop No. 1 produces steel seamless oil-and-gas pipes for pipelines;
- Tube Electric-Welding Shop No. 2 produces general-purpose electric-welded, water-and-gas and shaped tubes;
- Tube-Rolling Shop No. 3 produces hot-rolled tubes of carbon steel as well as hot-rolled tubes ШХ, cold-rolled tubes of carbon steel, cold-rolled tubes ШХ, and cold-drawn ones for submersible electrical pumps and submersible electrical motors;
- Tube-Rolling Shop No. 4 produces socketed casing tubes and oil-and-gas pipes;
- Tube-Rolling Shop No. 5 produces hot-rolled and casing tubes;
- Wheel-Rolling Shop manufactures solid-rolled wheels, locomotive, tram and narrow-gage tires as well as ring products.

The Company has own steelmaking producing capacities represented by its Open-Hearts Shop.

The steelmaking procedure carried out at the enterprise provides the opportunity for exercising of direct control of steel quality along with extended flexibility when selection of steel grades necessary for fulfilment of urgent orders by different kinds of products.

The Open-Hearth Shop smelts steel for production of tubes in Tube-Rolling Shop Nos. 1 and 4 as well as wheels, rings and tires output by Wheel-Rolling Shop.

The nonproductive shops including Steel Mould-Casting Shop, Motor-Transport and Railway ones are functioning in order to provide for operation of productive shops and other organization departments.

The functions of nonproductive shops are as follows:

- Steel Mould-Casting Shop is making steel-and iron casting;
- Motor Transport Shop provides for transportation of raw stock, materials and products by motor vehicles for all divisions of the Company;
- the Railway Shop provides all the shops with rail transport to convey the raw stock and finished products;

There is a Service Center functioning at the Plant to provide for operation of productive shops consisting of five nonproductive shops including Maintenance Shop of Metallurgical Furnaces, Maintenance Shop of Metallurgical and Tube-Rolling Equipment, Machine Shop, Mechanical-Repair Shop and Power-Repairing Shop.

The primary functions of nonproductive shops being a part of Service Center are as follows:

- Maintenance Shop of Metallurgical Furnace repairs open-hearth and heating furnaces installed in the shops;
- Maintenance Shop of Metallurgical and Tube-Rolling Equipment repairs equipment in the Company shops;
- Machine Shop makes details, spares and units by requests of the Company shops;
- Mechanical-Repair Shop produces rolling-mill machinery, spares and repairs tools for the Company shops;
- Power-Repairing Shop provides for timely repairs of electric and power equipment in the Company departments

There is also Master Powerman Center functioning in the Company to provide for operation of productive shops. The Master Powerman Center includes three nonproductive shops and laboratory, namely: Thermal Power Shop, Electrical Shop, Instrumentation and Automatics Shop, and Electrotechnical Laboratory.

The primary functions of nonproductive shops and laboratories being a part of Master Powerman Center are as follows:

- the Thermal Power Shop provides all of Company divisions with gas, fuel oil, compressed air and water repairing the equipment assigned to the shop;
- the Electrical Shop provides all of Company divisions with electric power carrying out all kinds of repairs of electrical supply networks and cables;
- the Instrumentation and Automatics Shop is servicing and repairing control equipment and automatics installed in the shops;
- the Electrotechnical Laboratory provides for carrying out of periodic tests, measurement, check and calibration of electrical equipment and appliances.

The Company also includes:

- Design Activity Department; Distribution and Transport Logistics Department and Repair Departments;
- Main Test Laboratory, Main Plant Laboratory, Main Automation and Mechanization Laboratory, Main Metrological Laboratory and Sanitary and Technical Laboratory.

Other Company departments are as follows:

- Legal and Contractual Work Departments; Operation Measures and Civil Protection Department; Organizational Management and Personnel Motivation Department; Labour Remuneration Department; Personnel Department; Personnel Employment and Development Department; Accounting (Provisions) Standards Department; Tax and Fixed Assets Accounting Department; Production Accounting and Calculation Department; Quality Analysis Department; Auditing Department; Department of Nondestructive Control Devices; Technical Department; RD Department; Energy-Saving Department; Repair and Analytic Department; Capital Construction Department; Department of Tire-Wheel Production Technology; Department of Constructional Strength, Reliability and Operational Claims; Labour Safety Department; Engineering Supervision Department; Investment Department; Department of Improvement of Production Management Systems; Department of Financial Planning and Cash-Clearing Transactions; Department of Settlements with Buyers and Suppliers; Production Economics Department; Economic Accountability and Pricing Department; Budget Department; Software Department; Technical Support and Operation Department; System Administration Department; Production Planning and Analysis Department; Operative Production Management Department; Planning, Control and Procurement Support Department; Department of Technological Material Procurement; Equipment and Packaging Department; Works and Services Procurement Department; Tender Group and Maintenance Department.

- Communication Facilities Center;
- Graphic Arts Area;
- Warehousing;
- Economic Security Service;
- Custodial Service;
- Service on Administrative-Economic and Social Questions;
- Gas-Rescue Station;
- Group on International Standards of Financial Accountability;
- Monitoring Group;
- Groups on: introduction of designs into Tube-Rolling Shop No. 4, introduction of designs into Tube-Rolling Shop No. 5, introduction of designs into Wheel-Rolling Shop, Design Development and Planning.

The changes made to improve the Company Management Structure as well as on the basis of Board decisions are as follows:

1. The following departments were cancelled: Production Control Department; Distribution Department; Shipment Department, Department of Work with Customs and Transport Department. The following departments were set up on the basis of cancelled ones: Distribution and Transport Logistics Department; Production Planning and Analysis Department; Operative Production Management Department.
2. The Service Center was cancelled with Maintenance Department set up on its basis.
3. The Department of Optimization and Manpower Planning was cancelled.
4. The departments cancelled are as follows: Planning and Supply Control Department; Department of Provision with Auxiliary Materials and Services, Equipment and Spares.

The departments set up on the basis of cancelled ones are as follows: Planning, Control and Procurement Support Department; Department of Technological Material Procurement; Equipment and Packaging Department; Procurement, Works and Services Department and Tender Group.

5. There was cancelled Information Technologies and Communication Board.
6. The groups set up are as follows: Group on introduction of designs into Tube-Rolling Shop No. 4, Group on introduction of designs into Tube-Rolling Shop No. 5, Group on introduction of designs into Wheel-Rolling Shop, Design Development and Planning Group.
7. There was cancelled the Industrial Security Department.
8. There was cancelled the Technical Supervision Department.
9. There was cancelled Environmental Protection Laboratory with Department of Ecology set up on its basis.
10. There was cancelled the Social Development Center with Service on Administrative-Economic and Social Questions set up on its basis.
11. There was cancelled the General Department with Administrative-Economic Department set up on its basis.
12. There was set up the Auxiliary Realization Department;
13. There was cancelled the Investment and Development Department.
14. The departments and shops being re-subordinated are as follows:

- Railway Shop is subordinating to the Head of Distribution and Transport Logistics;
- Motor-Transport Shop is subordinating to the Head of Production and Products Distribution;
- Warehousing is subordinated to Director of Procurements;
- Communication Facilities Center is subordinated to Chief Information Officer;
- Labour Safety Department, Sanitary and Technical Laboratory and Gas-Rescue Station are subordinated to the Chief Engineer;
- Graphic Arts Area and Administrative Support Center are subordinated to the Head of Administrative-Economic Department;
- Basketball Club "Metallurgist", Outpatients' Clinic, Detached Division of OJSC "INTERPIPE NTRP", Children's Health Camp, Recreation Center "Perlyna" and Museum are subordinated to the Head of Service on Administrative-Economic and Social Questions.

There were some offices cancelled and renamed with the new ones introduced in connection with the aforementioned.

The changes introduced into organizational pattern of the Company assured preservation of vertical integrity of Management System against the background of reduction of number of hierarchies and interconnections between the one-level systems.

The departments being included in the Company without the right of legal person setting up and enjoying the right to open current or settlement accounts in accordance with its By-Laws are as follows:

DETACHED DIVISION- STRUCTURAL UNIT - Outpatients' Clinic of OJSC "INTERPIPE NTRP" with its seat being: Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21.

Within the framework of realization of the Company Social Program the Outpatients' Clinic is rendering medical services to employees and veterans of the Company to preserve and strengthen the personnel health along with rendering of ambulatory and policlinic care to employees and veterans of the Company, the employees of enterprises and institutions with which the special agreements are being concluded and giving paid consulting-diagnostic and medical aid to the people regardless of their whereabouts and places of work.

The Outpatients' Clinic can render medical aid at the level of European Standards because of its modern material and technical resources, fitting out with diagnostic equipment and highly experienced personnel.

The Company set up Limited Liability Company "Lime Factory" situated to the address: Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21 operating as of the 31st of December, 2008.

The primary kind of activity carried out by Company "Lime Factory" lies in production and sales of lime and calcareous stone composed of lime, dolomite and other products including on terms of goods made on commission.

OJSC "INTERPIPE NTRP" is the only Founder of Company "Lime Factory" holding hundred-per-cent share in the Authorized Capital Stock of this Company.

Any proposals as to reorganization put forward by the third persons during the reporting period, the conditions and results of these proposals.

There were no any proposals as to reorganization put forward by the third persons.

Description of accounting policy selected (Depreciation Charge Method, Stock Valuation Method, Method of Accounting and Financial Investment Evaluation, etc.)

In order to fulfil the requirements of Law of Ukraine "On Financial Accounting and Accountability in Ukraine" No. 996-XIV of the 16th of July, 1999, Accounting (Provisions) Standards approved by order of Ministry of Finance of Ukraine and other Normative Acts enjoying the right of choice of its accounting policy with the view of observance of unified accounting methods by the Company and accountability of economic transactions and procedure for valuation of accounting objects the Company has established the following policy to be pursued:

1. Assurance of constancy of established methods for reflection of evaluation of property and economic transactions.
2. It is permitted to introduce changes into accounting policy in case of need by means of introduction of changes into the Order of Accounting Policy.
3. The introduction of changes into accounting policy, divulgence of information on changes introduced into accounting policy, essential influence of errors made when drawing up of Accounting Documents and ways of correction of mistakes should take place in consideration of Accounting (Provision) Standard 6 "Error Correction and Changes in Financial Statement".
4. The accounting policy is liable to changes in cases as follows:
   - change of requirements of Ministry of Finance of Ukraine;
   - change of statutory requirements of the Company;
   - new provisions of accounting policy (proposed and grounded by the experts) will assure more accurate reflection of the economic transactions carried out.
5. The economic transactions are accounted in the accounting currency (UAH). There are bounds of essentiality to reflect the information in clauses of Financial Statement making up 100.00 UAH.

RECOGNITION, QUALIFICATION, EVALUATION AND METHODS OF DEPRECIATION OF FIXED AND INTANGIBLE ASSETS

1. Fixed Assets:

Recognition, evaluation and accounting of Fixed Assets take place in accordance with Accounting (Provision) Standard 7 "Fixed Assets". The accounting unit is considered to be a single object of Fixed Assets and other Noncurrent Tangible Assets. The Fixed Assets are grouped in the analytical accounting in accordance with requirements of Instructions on Use of Accounting Calculation Plan of Assets, Capital, Liabilities and Economic Transactions of Enterprises and Organizations approved by Order of Ministry of Finance of Ukraine No. 291 of the 30th of November, 1999.

As of the Balance Sheet Date the Company may revalue the objects of its Fixed Assets in accordance with Order.

There is a basic criterion established to revalue the Fixed Assets lying in Fair Value of these objects with their evaluation competence belonging to the Professional Valuer acting in accordance with Law of Ukraine "On Evaluation of Property, Property Rights and Professional Valuation Activity in Ukraine" No. 2658-3 of the 12th of July, 2001.

The subjects with their expected useful life exceeding a year and unit price being less than 1 000.00 UAH with the deduction of corresponding amount of Value-Added Tax are regarded as Noncurrent Tangible Assets of little value. The Noncurrent Tangible Assets of little value are accounted without Inventory Cards O3-6 by means of their flow reflection in the Negotiable Statements.

The depreciation of Noncurrent Tangible Assets of little value is charged during the first month of their use in the amount of 50 percent of their depreciating value with other 50 percent during the month of their writing off the Balance and with charging of hundred-percent of Library Stock within the first months of its use.

There is a Standing Expert Technical Commission set up to recognize Fixed Assets and other Noncurrent Tangible Assets, Intangible Assets as such as well as to determine the useful life of objects.

The depreciation of Fixed Assets is charged with the use of straight-line method and Liquidation Value fixed and approved by Minutes of Meeting of Standing Expert Technical Commission by agreement with Director of Finance and Economics.

The expenses incurred due to decrease of usefulness and profit amounts are accounted in accordance with Accounting (Provision) Standard 7 "Fixed Assets" in consideration of corresponding Norms of Accounting (Provision) Standard 28 "Decrease of Asset Usefulness" as of the date of submission of Annual Account.

The writing off of additional evaluation in the Accounting Registers is reflected on a monthly basis in the amount pro rata the depreciation charged to the Unappropriated Balance Account with reduction of Capital Surplus Amount.

2. Intangible Assets:

Recognition, evaluation and accounting of Intangible Assets, profits and decrease of usefulness of Intangible Assets are accounted in accordance with Accounting (Provision) Standard 8 "Intangible Assets" in consideration of corresponding Norms of Accounting (Provision) Standard 28 "Decrease of Asset Usefulness" as of the date of submission of Annual Account.

A single object of Intangible Assets is considered to be an accounting unit.

The Liquidation Value of Intangible Assets is taken as equal to null.

The depreciation of Intangible Assets is charged with the use of straight-line method within their useful life period as follows:

- for the Licences and Software Products – since 3 till 10 years;
- for the trademark right – during 10 years.

3. Stock Accounting:

The recognition and primary evaluation of stocks are carried out in accordance with Accounting (Provision) Standard 9 "Stocks".

A concrete name of stock accounting unit is taken as an accounting unit.

Transport and procurement expenses are recorded on stock-taking subaccounts. The division of transport and procurement expenses between the residual stock amount as of the end of reporting month and the amount of stocks retired during the reporting month is carried out at a rate stated in Accounting (Provision) Standard 9 "Stocks". The transport and procurement expenses by raw stock and basic materials (tubular billet, tube strip, cast iron, scrap metal, ingots, fuel oil and ferroalloys) are attributed to the cost of stocks.

The stock retirement when release for production, sale or another retirement is valued by First-in-First-out Method.

4. Accounting of Reserves and Cash Cover Securities:

The Reserve Capital is formed and used in accordance with Statutory Documents.

The is a Cash Cover Security set up to reimburse for operating expenses as follows:

- for vacation pay;
- to the amount of expenses on carrying out the overhauls on the basis of Estimate of Expenses approved.

5. Accounting of Accounts Receivable:

The Accounts Receivable for goods, products and services are recognized in accordance with Accounting (Provision) Standard 10 "Accounts Receivable" being valued by their prime cost fixed on the basis of the basic accounting records for shipment of goods and products.

The Finance Department forms the Bad Debt Reserve in accordance with developed methods.

The Bad Accounts Receivable are written off on the basis of Report of Accounts Receivable Writing off drawn up by the Commission with its composition approved by Company Order.

6. Financial Investment Accounting:

The Financial Investment is valued in accordance with Paragraphs of Accounting (Provision) Standard 12 in consideration decrease of usefulness.

The Financial Statements of subsidiaries should be consolidates except for the cases stipulated by Paragraph17 of Accounting (Provision) Standard 12.

7. Expense Accounting:

The methodological bases to form accounting information on expense are recognized on the grounds of Accounting (Provision) Standard 16 "Expenses".

There is per redivision method applied to account the expenses and calculate actual prime cost of mainline production with per order method applied to account expenses of auxiliary production.

The production expenses are accounted with application of approved list and content of changeable and permanent general production costs.

The basis of division of general production costs is considered to be a production volume in its natural expression (т). Changeable general production costs are distributed on the basis of active power of reporting period. The production volume of serviceable rolled metal in its theoretical weight is taken as Active Power Index. Permanent general production costs are distributed on the basis of Normal Power Index (approved power of shops within set range).

8. Income Accounting:

The methodological bases to form accounting information on incomes are recognized on the grounds of Accounting (Provision) Standard 15 "Income".

The income is recognized when increase of Assets or decrease of Liabilities stipulating the accretion of Equity Capital (except for rise of Capital at the expense of investment made by the Company Participants) on condition that the Capital evaluation aforementioned may be reliably determined in accordance with following criteria:

- income gained from realization of works and service rendering as of the date of documenting of fact of works performance and service rendering.

The structure of incomes, other operating incomes as well as other financial incomes is determined in accordance with Accounting (Provision) Standard 15 "Income".

9. Deferred Income and Deferrals:

The Deferrals consist of amounts (paid for subscription for periodicals, paid advertising services and other expenses) actually spent within the reporting period, but concerning the following reporting period.

The structure of Deferred Income includes the amounts of incomes accrued during reporting period or the previous reporting periods to be determined within the next reporting periods.

10. Accounting of Profit and Profit Tax:

The Profit Tax in the accounting is calculated under the guidance of Accounting (Provision) Standard 17 "Profit Tax".

There are such concepts as "Deferred Tax Liabilities" and "Deferred Tax Assets" as well as "Temporary Differences" and "Permanent Differences" used in the accounting.

The Interim Financial Accounts contain neither Deferred Tax Liabilities nor Deferred Tax Assets stated failing to be calculated as of this date.

The item "Profit Tax on Ordinary Activities" of Interim Financial Account contains only the amount of Current Profit Tax with corresponding adjustment (increase, decrease) of amount of expenses made of Profit Tax proceeding from accounting profit (loss) for reporting year carried out as of the Date of Annual Balance Sheet in the accounting and Financial Statement.

11. Financial Statements by Segments:

The Financial Statements by segments are formed on the basis of Accounting (Provision) Standard 29 "Financial Statements by Segments" proceeding from methodological principles applied for formation of information on incomes, expenses, financial results, Assets and Liabilities of accountable segments.

The economic kind of segment is established as higher-priority one. The following kinds of economic segment are considered to be accountable:

- wheel;
- tube;
- other (non-distributed).

12. Tax Accounting:

Information on structure of gross incomes with the view of taxation is formed on the basis of these Accounting Registers (General Ledger, Order logs and Deciphering Sheet).

Every quarter the Legal Support Department submits information on the claims made and their conclusions by progressive total since beginning of the year.

The Tax Accounting of increment (loss) of Book Value of goods, raw stock, materials, componentry, semi-finished products is executed in accordance with established methods of calculation of a share (%) of material expenditures.

Text of Auditing Conclusion

CONCLUSION

According to Agreement No. 30/04-1/530081558 of the 30th of May, 2008 the Auditor Baranovs'ka Olena Mykhaylivna (Auditor's Certificate Series A No. 000729 issued by decision of the Auditing Chamber of Ukraine No. 41 of the 25th of January, 1996 prolonged by decision of the Auditing Chamber of Ukraine No. 85 of the 24th of January, 1999 and decision No. 141/1 of the 25th November 2004 valid till the 25th of January, 2010) of Limited Liability Auditing Firm "Finem – Consulting" (Certificate on entering in the Register of Auditing Activity Subjects No. 1368 issued by decision of the Auditing Chamber of Ukraine No. 98 of the 26th of January 2001 prolonged by decision of the Auditing Chamber of Ukraine No. 158 of the 26th of January 2006 valid till the 26th of January 2011) carried out the audit of Consolidated Financial Statement of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" YEDRPOU Code 05393116, seat of the Company: Ukraine 49081 Dnipropetrovs'k, vul. Stoletova, 21 registered by Executive Committee of Dnipropetrovs'k City Council of People's Deputies on the 28th of December, 1994, Account No. 10059-AT, Registration File No. 04052092Ю0010023; the last changes introduced into the Constituent Documents on the 24th of June, 2008, record No.12240050016001344): Balance Sheet as of the 31st of December, 2008, Financial Statement for 2008, Cash Flow Statement for 2008, Equity Capital Statement for 2008, Notes to Annual Financial Statement for 2008, description of essential aspects of accounting policy, other explanatory notes and supplementary information non-represented in the Notes to Financial Statement for 2008 (enclosed).

The conceptual basis for preparation of Financial Statement of the Company is National Accounting Provisions (Standards) and other Normative Legal Documents as regards accounting keeping and drawing up of Financial Statement in Ukraine as well as Company Domestic Provisions.

The Company Management bears responsibility for authenticity and fullness of information submitted to the Auditor and preparation of Financial Statement in accordance with Legislation in force. The range of responsibility of the Company Management Personnel covers development, introduction and application of internal check as to preparation and authentic submission of Financial Statement non-containing essential misrepresentations due to fraud or mistake; the choice or application of corresponding accounting policy as well as accounting assessments conforming to the circumstances.

We ourselves bear responsibility for submission of Conclusion as regards this Financial Statement on the basis of results of audit carried out.

We have carried out the audit in accordance with requirements of Law of Ukraine 'On Auditing Activity" and International Auditing Standards, assurance of certainty and ethics prevailing as National Auditing Standards in Ukraine. These Standards demand us to adhere to ethical principles as well as planning and carrying out of audit to get sufficient confidence proving that Financial Statement doesn't contain any essential misrepresentations.

The audit stipulates carrying out of auditing procedures in order to obtain auditing evidence as to the sums and disclosures cited in Financial Statement. The selection of procedures depends upon an Auditor's judgement. These procedures include assessment of risks of essential misrepresentations of Financial Statement due to fraud or mistakes at that. While assessment of these risks the Auditor examines the internal check measures concerning preparation and authentic representation of Financial Statements to develop auditing procedures conforming to the circumstances, but not in order to express the opinion as regards efficacy of internal check of Economic Management Subject. The audit also includes assessment of compliance of accounting policy applied, acceptability of accounting assessments made by the Managerial Personnel and general compliance of Financial Statements with accounting principles conventional in Ukraine.

We consider that we have obtained sufficient and corresponding auditing evidence to express our opinion. We failed to supervise stock-taking of available Assets as of the 31st of December, 2007 because this date preceded our appointment to the post of the Company Auditors. Due to nature of the Company accounting records we couldn't confirm the amount of Assets making use of other auditing procedures.

To our mind, the accounting of Noncurrent Assets, Reserves, Accounts Receivable and Liabilities comply with Accounting Provisions (Standards) in consideration of a number of restrictions.

The Company fails to disclose information as to operations carried out with Associated Parties: the list of Associated Parties, essence of relationship, kinds and registration of operations carried out, and methods of assessment of Assets and Liabilities.

To our mind, except for influence of adjustments that may be necessary should we be able to confirm the quantity of Assets as of the 31 of December, 2007 and adjustment of Balance Sheet Accounts aforementioned, the Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" are authentic representation of Financial State of the Joint-Stock Company as of the 31st of December, 2008 in all other essential aspects as well as the results of activities and cash flow for 2008 in accordance with requirements with Accounting Provisions (Standards) of Ukraine in force.

Failing to express conditionally positive opinion we draw attention to the Note to Consolidated Balance Sheet of the Enterprise. The Financial Statement was drawn up on the grounds of Continuous Activity Concept with the Assets and Liabilities being correspondingly accounted basing on the possibility of Economic Management Subject to sell its Assets and discharge its Liabilities continuing to carry out its ordinary activities. And at the same time, there exist some events and circumstances able as separately so jointly to cause considerable doubts as to admission on continuity of the enterprise activities.

Failing to include any cautions to our Conclusion we express the auditing opinion as regards other supplementary information that should be submitted in accordance with requirements of Provision as to preparation of Auditor's Conclusions submitted to the State Securities and Exchange Commission when disclosure of information by Issuers and Professional Market Makers approved by decision of State Securities and Exchange Commission No. 1528 of the 19th of December, 2006.

To our mind, information concerning Noncurrent Assets of the Company, Deferrals in all in consideration of restrictions connected to Fixed Asset Formation, Construction in Process, Financial Investment, Long-term and Short-term Accounts Receivable and Stocks as of the 31st of December, 2008 is disclosed in the Financial Statements complying with Accounting Provisions (Standards) of Ukraine in force in all of essential aspects.

To our mind, general information concerning Liabilities in consideration of restriction as to accrual of cover funds, representation of Long-term liabilities and Accounts Payable as of the 31st of December, 2008 is disclosed in Financial Statement being represented in compliance with Accounting Provisions (Standards) of Ukraine in force.

To our mind, information concerning Equity Capital as of the 31st of December, 2008 is disclosed in the Financial Statement generally meeting the requirements of Accounting Provisions (Standards) of Ukraine in force in consideration of a number of restrictions as well as the restriction as to Additional Capital and undistributed profit.

To our mind, the assertion of the Company Managerial Personnel (Responsible Party) as to compliance of Net Asset Value with requirements of Legislation as of the 31st of December, 2008 is represented authentically in all of essential aspects.

To our mind, the assertion of the Company Managerial Personnel (Responsible Person) to the effect that the Authorized Capital Stock as of the 31st of December, 2008 was paid within the periods fixed by Legislation in all of essential aspects in accordance with Legislation in force was stated authentically.

To our mind, the information as to the element of Financial Statement "amount of net profit" for the year finished on the 31st of December, 2008 was disclosed in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

To our mind, the information as regards events taken place during reporting year able to influence upon the Issuer's economic state and cause considerable change of cost of his securities mentioned in the first part of Article 41 of Law of Ukraine "On Securities and Stock Exchange" is disclosed in Financial Statement in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

Signed on behalf of the Auditing Firm
Director O.M. Baranovs'ka
Auditor O.M. Baranovs'ka
Date of Auditor's Conclusion issue
The 30th of March, 2009

Address of the Auditing Firm (the Auditor):
49050 Dnipropetrovs'k, vul. Gogolya, 10-a, offices 52 and 53, telephone (fax) (0562) 36-21-09.
Mailing address: 49089 Dnipropetrovs'k, Post Office Box 4563.

The information on primary kinds of products and services manufactured or rendered by the Issuer, perspectivity of some groups of goods production, work performance and service rendering; dependence upon seasonal changes; data on basic product markets and Customers; basic risks inherent in the Issuer's activities, measures taken by Issuer to reduce the risks, protect own activities and expend his production and product markets; data on distribution channels and sales techniques used by the Issuer; data on sources of raw stock, their availability and price movement; information on specificities of development state of branch of production where the Issuer is carrying his activities out, the level of introduction of technological innovations, new goods and his market position; information on competition pertaining to the branch, data on specificities of the Issuer's products (services); Issuer's long-term plans for development; quantity of Suppliers by primary kinds of raw stock and materials making up more than 10 percent in total supply volume.

The primary kinds of Issuer's activities are production and sales of steel, metal tubes, solid-rolled wheels, ring products and tires.

The primary kinds of products are as follows:

- hot-worked seamless steel tubes;
- casing tubes and their sockets;
- general-purpose seamless cold-worked tubes as well as high- accuracy and particular accuracy ones;
- roller-bearing tubes;
- electric-welded longitudinal, water-and-gas and shaped steel tubes;
- solid-rolled railway wheels;
- railway tires;
- ring products of carbon and alloy steel;
- pump-compressor pipes and their sockets;
- weighted drill pipes and torque rods.

The Company is a Leading Ukrainian enterprise by volume of exports of steel tubes and wheels to the far abroad. The solid-rolled railway wheels as well as oil-and-gas pipes are much in demand.

The Company is rendering industrial services at that.

The marketable products manufactured by the Company for 2008 in valid prices of 5 746 234 thousand UAH include the following:

- solid-rolled wheels - 1 946 239 thousand UAH;
- oil-pipeline pipes – 1 612 109 thousand UAH;

- casing tubes – 1 758 368 thousand UAH.

The amount of products sold in their natural expression come to 717 900 tons including:

- solid-rolled wheels – 190 398 tons;
- oil-pipeline pipes – 252 214 tons;
- casing tubes – 221 295 tons.

The net profit (proceeds) gained from sales for the reporting period made up 5 690 242 thousand UAH including:

- solid-rolled wheels - 1 910 870 thousand UAH;
- oil-pipeline pipes – 1 635 832 thousand UAH;
- casing tubes – 1 690 815 thousand UAH.
- other goods (services) – 25 892 thousand UAH.

There measures timely made by structure and average sale prices and putting to production of new developments, upgrading of equipment, expansion of output products range assured expansion of output in money terms.

The manufacturing process of output of the Company products doesn't depend upon seasonal changes with production volume depending in general upon market conditions. Gradual and persistent work of the Company on provision of shops with the orders minimizes fluctuations of monthly production volumes irrespective of seasons.

ABOUT PRIMARY PRODUCT MARKETS AND CUSTOMERS

The basic product markets of the Company products are Ukraine, Russia, CIS countries, the far abroad countries (in particular, countries of the European Union, USA, the countries of Latin America, Middle East and Southwestern Asia)

The largest Customers of products output by the Company are enterprises of oil-and-gas industry, machine building, communal sphere and construction as well as enterprises of rail transport.

The Buyers of oil pipes are represented by large Companies including such Russian companies as 'Gasprom", "Look Oil", TNK" and "Rosnafta" and Ukrainian companies "Ukrgasvydobuvannya" and "Ukrnafta" engaged in exploration, refining and transportation of oil products.

The Buyers of general-purpose tubes are represented by machinery plants manufacturing the products of their own (machinery and mechanisms) of the tubes produced by the Company.

The Company has mastered the production of more than fifty profile sizes of wheels certified by International Standards meant for rolling stock of railways operating in different climatic zones as well as the locomotive, tram and underground tires and complex-shaped ring products supplied by it to the far and near abroad countries.

The primary Buyers of rail wheels and locomotive tires are represented by "Ukrzalinznytsya" (all of its railways, railway carriage and diesel-locomotive repair enterprises).

The City Electric Transport Enterprises and enterprises repairing rolling stock of city transport of Ukraine are the primary Customers of tram tires.

The circle of permanent and potential Customers of the Company products is represented by enterprises and companies of traditional product markets in Ukraine, CIS countries as well as many countries of the far abroad, The Company management team takes pains to establish existing and develop new forms of cooperation with the Customers and Suppliers as well mutually advantageous trade with foreign partners.

In 2008 the Company "INTERPAPIE UKRAINE" was a primary Customer of the Company that provided gaining of 10 percent and more of income. The share of transactions carried out with Company "INTERPAPIE UKRAINE" makes up 99 percent in total income amount.

All of Contracts concluded by the Company for supply of products and service rendering are drawn up with observance of requirements of Ukrainian Legislation and in consideration of legislative requirements of customer country. All the Provisions of Contracts aforementioned are agreed, notably, the range of products supplied or services rendered, the prices, terms and conditions of supply, Guarantee Obligations, dispute settlement procedure, etc.

In 2008 the Company, as before, paid great attention to establishment and expansion of contacts as well as to advertising of its products.

With this end in view, the Company delegations took part in the largest International Exhibitions held in the regions characterized by the greatest interest to its products.

The Company carries out active marketing policy based on permanent improvement of quality and expansion range of its products supplied being aimed at satisfaction of growing demand in the consuming branches of industry (extraction and transportation of oil and gas, machine building and car fleet restoration).

BASIC RISKS INHERENT IN THE ISSUER'S ACTIVITIES AND MEASURES TAKEN BY ISSUER TO REDUCE THESE RISKS

1. Competition intensification risk due to appearing at the market of new tube-and-wheel manufacturing enterprises.

The competition intensification risk is stipulated by potentiality of appearing at the market of Russian enterprises manufacturing metallurgical products.

The measures taken by Company to minimize the risk aforementioned are as follows:

- investing in its Fixed Assets (the last year's volume of investment made up about 113 million UAH);
- working at improvement of its production procedure (optimization of production);
- carrying out of researches in order to improve the products output and make use of technological innovations while their manufacturing in consideration of international experience.

The purpose of taking measures aforementioned lies in rising of competitive priorities consolidated by one hundred and seventeen-year's of experience of work and positive corporate look of Company in the world.

2. Risk of loss of a part of market

The potential risk of loss of a part of market is stipulated by factor of appearance of new competing enterprisers followed by re-sharing of market not in favour of the Company. Further maintenance of this trend may have negative influence upon financial and economic state of the enterprise.

The measures taken by the enterprise to minimize the risk of loss of a part of market are as follows:

- diversification of customer base by means of entering the markets of foreign countries. So, during the last 10 years the list of Buyers of the Company products was extended at the expense of enterprises of Kazakhstan, Uzbekistan, USA, United Arab Emirates and Saudi Arabia;
- improvement of production procedure, use of innovation technologies in order to upgrade quality of products and consolidate the leadership of OJSC "INTERPIPE NTRP" in the segments where the enterprise is working now;
- raising of standard of product price – quality ratio;
- entering into Contracts with basic Customers stipulating long-term cooperation as regards supply and servicing of the enterprise products during the entire period of its operation.

3. Rate of Inflation

In consideration of continued performance of Contracts concluded, failure to regulate the pricing policy as regards energy carriers and other materials in the result, the rise in inflation exerts direct influence upon financial working results of the enterprise.

The way out found by OJSC "INTERPIPE NTRP" in order to do away with dependency upon level of inflation is represented by taking to method of indexation of average value of corresponding products in the world for the time of conclusion of agreement by average probable amount of increase in price of raw stock and other componentry proceeding from current trend to change in price for these products/services during the last 5 years as well as by dint of entering into Contracts for purchase of raw stock/componentry at the prices fixed as of certain period of time. Nevertheless, in consideration of the fact that changes in prices for energy carriers, raw stock and other componentry are unanticipated, the measures aforesaid in spite of their taking by the enterprise fail to guarantee the elimination of risk in question.

DATA ON SOURCES OF RAW STOCK, THEIR AVAILABILITY AND PRICE MOVEMENT

The Company is situated in Dnipropetrovs'k being strategically important highly industrialized center of Ukraine. It assures usage of advantages of vicinity of basic sources of raw stock, materials and other resources.

The cast iron, tubular billets, tube strip, ferroalloys, refractories and scrap metal are the basic raw stock for our Company.

The Main Suppliers of raw stock and materials are generally represented by Ukrainian and Russian enterprises having long-term established relationship with the Company. That's why, the loss of one of Suppliers may entail neither shutdown of production nor breakdown of contractual relationship to date.

In 2008 the Suppliers of raw stock and materials for output of products were enterprises as follows:

I. Suppliers of tubular billets: Company "INTERPIPE UKRAINE" (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-A); OJSC "Oskol'sk Electrometallurgical Complex" (Russia, 309515, Stary Oskol, Belgorod Region).

II. Suppliers of cast iron: "INTERPIPE UKRAINE" (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-A); OJSC "Novolypets'k Metallurgical Complex" (Russia, Lypets'k, pl. Metallurgiv, 2).

III. Supplier of metal strip: "INTERPIPE UKRAINE" (Ukraine, 49005 Dnipropetrovs'k, vul. Pisarzhevs'kogo, 1-A).

IV. Supplier of scrap metal OJSC "Dnipropetrovs'kyi Vtormet" (49124 Ukraine, Dnipropetrovs'k, vul. Lypova, 1).

The sources of raw stock are available with this fact being assessed by the following factors: long-term commercial relationship, lack of arrangements restricting availability of raw-stock market made by Governments of the countries, rather large production volumes of raw stock and materials and satisfactory conditions for transportation of raw stock.

At present structure of the Company logistics is formed in accordance with modern concepts of logistic management while multibranch network of approach tracks makes it possible to drive up the loaded waggons directly to the warehouses including unnecessary transfer. The waggons are driven up by diesel-locomotives of their own.

OJSC "Oskol'sk Electrometallurgical Complex" supplies imported tubular billets to the Company either after total-lot advance payment or on terms of payment by fact of receipt in accordance with Supplementary Agreements. Since January till July, 2008 the average price of tubular billets was beng increased by 50 percent followed by reduction of prices to the level established at the beginning of year since July till the end of year. In 2008 the tubular billets were supplied from Company "INTERPIPE UKRAINE" on terms of payment within ten days since the date of receipt. Since beginning of year till August, 2008 the price of tubular billets from Ukrainian Supplier was being increased by 53 percent along with its reduction by 58 percent since August till the end of year.

The cast iron is supplied on terms of payment by fact of receipt. Since January till September, 2008 the average price of cast iron produced by CJSC "Novolypets'k Metallurgical Complex" was being increased by 110 percent as compared with the beginning of year. Since October till the end of year there were no supplies of cast iron from CJSC "Novolypets'k Metallurgical Complex". In 2008 Company "INTERPIPE UKRAINE" supplied of cast iron on terms of payment within ten days since the date of receipt. Since January till September, 2008 the average price of cast iron supplied by Company "INTERPIPE UKRAINE" was being increased by 94 percent against the background of gradual reduction of price down to 46 percent as compared with the price established in September.

In 2008 the scrap metal was supplied by OJSC "Dnipropetrovs'kyi Vtormet". Since beginning of year till August inclusively the level of price was being increased by 39 percent. Since September, 2008 there was gradual reduction of price for scrap metal with the price level established at the end of year being by 27 percent less than the one marked at the beginning of 2008.

In 2008 the Company "INTERPIPE UKRAINE" supplied metal strip on terms of payment within ten days since the date of receipt. The average price was increased by 18 percent as compared with the beginning of year.

The share of imported tubular billet and the share of import cast make up 58 percent and 59 percent in total volume of supplies correspondingly.

The Alternate Suppliers of tubular billets are as follows:

- Republican Unitary Production Enterprise "Byelorussian Metallurgical Plant" Republic of Byelorussia, Gomel Region, Zhlobin;
- OJSC "Nyzhnyotagil'sk Metallurgical Complex" Russia, Nyzhniy Tagil;
- OJSC "VMZ Krasny Oktyabr", Russia, Volgograd;
- OJSC "Uralskaya Stal", Russia, Orenburg Region, Novotroyits'k.

The Alternate Suppliers of cast iron are as follows:

- OJSC "Kosogors'kyy Metallurgical Plant, Russia, Tula, village of Kosa Gora;

- OJSC "Tulachermet", Russia, Tula;
- OJSC "Uralskaya Stal", Russia, Orenburg Region, Novotroyits'k.

The Alternate Suppliers of metal strip are as follows:

- CJSC "Novolypets'k Metallurgical Complex", Russia, Lypets'k;
- CJSC "Magnitogors'k Metallurgical Complex", Russia, Magnitogors'k, Chelyabins'k Region.

The Company has sufficient option of Suppliers of raw stock lest to depend upon one of them.

The Company may change its Suppliers depending upon availability of materials, their qualities and prices. The movement of prices for raw stock complies with nationwide changes in prices for raw stock and materials being stipulated by objective factors.

INFORMATION ON SPECIFICITIES OF DEVELOPMENT STATE OF BRANCH OF PRODUCTION WHERE THE ISSUER IS CARRYING HIS ACTIVITIES OUT, THE LEVEL OF INTRODUCTION OF TECHNOLOGICAL INNOVATIONS, NEW GOODS AND ISSUER'S MARKET POSITION

The year of 2008 became the one of the highs and lows for tube branch of industry of CIS countries. In the first half-year the Producers expanded the output and shipment of products irrespective of rapid-rising prices.

The market conditions of previous years made for high investment activity of Producers: there was finished development of a number of designs in tube segments for oil-and-gas branch of industry and machine building; the largest Producers have considerably raised the level of self-provision with rerolling-quality metal; all of them have practically realized the programs on expansion of number and range of products output.

In the 4 quarter the crisis of liquidity was typical of majority of enterprises in consuming branches of industry having stipulated surplus of tubes at the market, shutdowns of production and widespread non-payments. The plants should considerably reduce output of tubes under these conditions.

In the result if at the beginning of year the majority of Producers outputting construction tubes were working at high level of capacity load (making up in average 55 – 60 percent in Russia and 45 – 50percent in Ukraine), a number of mills had to be stopped at the end of year (30 – 35 percent and 20 – 25 percent correspondingly). Realization of a number of Investment Projects was ceased.

In all, judging by results of 2008, there were approximately 10.7 million tons of tubes produced in CIS countries being less by 10 percent in annual comparison.

In 2008 the common tendency for CIS countries was represented by increase of import of high-technology tubes made in China, the share of Chine in Russian tube import approximated to 30 percent equaling about to 20 percent in Ukraine.

It should be mentioned that severe economic situation taken shape in CIS countries in 2008 will entail reduction of investment activity in construction engineering and machine building in 2009 against the background of unfavourable conditions of energy markets that will cause reduction of investment in oil-and-gas branch of industry.

Review of Russian Market of Tube Industry

In 2008 the production of steel tubes in Russia was reduced by 10.5 percent, that is, down to 7.8 million tons as compared with the previous year. The Russian plants belonging to Russian Metallurgical Company Group reduced their production by 11 percent, that is, down to 2.6 million tons while enterprises of Chelyabins'k Tube-Rolling Plants Group produced 1.4 million tons of tubes being by 20 percent less than in 2007.

The difficulties encountered by all economics manifest themselves on the Russian tube market more and more. Non-payments and formation of delayed demand result in considerable reduction of production volumes. And at the same time, an essential part of realized production volumes fail to be received by Final Customers remaining at the warehouses. This mainly affects the enterprises focusing on construction engineering and machine building.

The casing is only market sector with demand preserved. Under conditions aforementioned the Government lent a helping hand to Russian metallurgists: in February 2009 there was duty established for 9 months for import practically of all the range of rolled metal and tubes made of ferrous metals in the amount of 15 – 20 percent. In the previous 2008 the tube import made up approximately 1 million tons.

There were exported about 15 percent of realized production volumes of the last year. And at the same time, there was essential change of index observed by results of year notwithstanding reduction of abroad supply volumes at the end of year. Reduction of supplies of construction and machine building tubes was accompanied by increased shipments of pipes used when construction of pipelines.

Summarizing the activities carried out in metallurgical branch of industry of Russia, one may single out two primary points: increase in prices for metal up to peak values marked in the first half-year and drastic market recession till the end of year under the impact of the World Economic Crisis. At present all the Companies of this branch are actively searching for the way out from situation having taken shape developing crisis management measures and hoping for improvement of situation.

But at the same time, the situation may improve not until the second half-year of current year by optimistic assessments. Nevertheless, to the experts' opinion, the crisis may be protracted and continue during one and a half – two years. In 2009 the cutback of production and use of tubular products will not be critical in Russia: from the production volume of 7.5 – 8 million tons (attained during the last two years) down to the level of 5.5 – 6 million tons stipulated by the fact that main part of product Customers are being the enterprises of fuel-energy complex. In their turn, the companies of fuel-energy complex don't intend greatly decrease the volumes of their Investment Programs; it is necessary to develop a new oil field, to construct new piping systems and repair the ones existing. The events taking place in the field of gas supply to Europe will accelerate construction of Northern Gas-Transmission Pipeline and a number of other transport systems causing increased volume of demand for large-diameter pipes.

Besides, Tube Metallurgical Company and United Metallurgical Company are not exclusively tube companies, but tube-metallurgical ones. For the last years they managed in realizing of large projects and by virtue of this the Tube-Metallurgical Company is fully provided with continuous casting billet of domestic manufacture to produce seamless tubes while United Metallurgical Company in October put in operation a Casting-Rolling Complex in Vyksa changing to self-provision with metal strip to produce small-and-large-diameter welded pipes. And at the same time, Tube Metallurgical Company, United Metallurgical Company and Chelyabins'k Tube-Rolling Plants Group have enterprises procuring scrap metal in their structures operating with rather large volumes to provide with scrap metal electrometallurgical capacities of their own.

Review of Ukrainian Market of Tube Industry

In 2008 the Ukrainian tube enterprises reduced the production of tubes by 10 percent, that is, by 2.4 million as compared with 2007. There was reduction of production volumes at majority of Producers marked by results of the year.

The setback in production of steel tubes in Ukraine began to show as long ago as in summer of previous year having nothing in common with the World Economic Crisis. Among key problems disturbing Tube Producers there should be mentioned oversaturation of markets and Chinese factor. For the last years the volumes of tubes made in China supplied to countries of the European Union increased by some times. The Chinese products are much cheaper than Ukrainian ones at the expense of economy on manpower, use of innovation technologies and cheap energy resources.

The specificity of domestic tube branch of industry lies in its focusing on export. The Ukraine is exporting about 80 percent of tubes manufactured. And at the same time, the Russia is the main Customer of tubes produced in Ukraine. Total last-year's volume of shipments of Ukrainian tubes to the Russian Federation made up only 530 thousand tons being 1.7 times lower than the indices of 2007. Considerable reduction of export volumes to the Russian Federation in connected to sharp recession in demand.

Undervaluation of home market by Ukrainian Tube Producers caused its penetration by importers nevertheless the national tube branch of industry being able to cover home demand practically total-lot.

In general, the capacity of Ukrainian tube market is valued approximately in 900 thousand tons. Till now the Ukrainian tube market was weakly developing due to low solvency of Ukrainian Customers of tube products (its export was more advantageous), but now this market may be stimulated by commencement of implementation of Government Program on upgrading of pipeline system of Ukraine with its thirty-forty years' wear and tear attained. In this case both of the largest branch enterprises OJSC "Khartsyz'k Tube-Rolling Plant and OJSC "INTERPIPE NOVOMOSKOVS'KYY TUBE-ROLLING PLANT" would be provided with orders at the least for some future years.

Thus, making summary for the last year, it may be mentioned that liquidity crisis linked to problems inherent in the World Financial System caused recession in demand at steel tube market.

A part of Customers has cut shorted their available programs failing to have sufficient amounts of Current Assets against the background of restricted access to Credit Resources. Vast stock resources being at market prevented the Producers from minor reduction of tube production. Moreover, the Ukrainian Producers agreed to stoppage of production capacities with this being equally typical as of large so of small ones.

It should be mentioned that under negative conditions taken shape at home and foreign markets of Ukrainian tube products the enterprises of INTERPIPE Group may largely preserve the supply volumes of their products in 2009. This was made for by agreements reached at the end of 2008:

- Quotas on import to Ukraine of pump-compressor pipes with their diameter making up to 406 mm introduced since the 1st of October, 2008. This restriction will remain in force during 3 years along with change of amounts of quotas every year. The purpose of this measure taking lies in protection of home market from Chinese and Russian products firstly of all.
- Decision of European Commission of the 16th of December, 2008 on reduction of duty for import of steel and welded tubes produced by "INTERPIPE NOVOMOSKOVS'KYY TUBE-ROLLING PLANT" to the level of 10.7 percent. Up to now, the amount of duty imposed on products of enterprise at the markets of European Union made up 30.9 percent.

In 2008 the volume of tubes produced by enterprises of INTERPIPE Group made up more than 50 percent in general production volume of tubes in Ukraine.

The Company is leading among the Producers with its share in general volume of tube products output in Ukraine making up approximately 23 percent.

The Steelmaking Complex of the Company providing needs of tube and wheel production, there were manufactured about 650 thousand tons of ingots of wheel and tube metal being less the last-year's level by 13 percent.

In 2008 production of steel tubes was reduced by 11 percent making up 533 thousand tons.

The production of wheels was by 9 percent lower than the last year's level making up 202 thousand tons.

About 27 percent of the Company products are sold at home market of Ukraine with rest being exported. The Company delivers its products to more than 60 countries of Europe, Asia, Africa and America.

As regards regional export of the Company products it should be mentioned than in 2008 the share of CIS countries made up 47 percent with the one of far abroad countries coming to 26 percent.

Thus, making summary for the last year, it may be mentioned that the problems of the world financial sphere caused considerable recession in demand for the Company products at steel tube market nevertheless minor reduction of production volumes.

In the light of aforementioned the Company strategy is aimed at development and holding of leading positions at home market along with exercising of tight control by essential items of expenses and introduction of Resource Safeguarding Programs (metal, gas, electric energy, etc.) that have to assure its successful competition with Ukrainian and foreign Producers.

INFORMATION ON COMPETITION PERTAINING TO THE BRANCH AND ON SPECIFICITIES OF THE ISSUER'S PRODUCTS (SERVICES)

The competitiveness of Ukrainian Tube Producer is restricted. The price of energy resources exerts considerable influence upon the final cost of products output in structure of costs of any tube enterprise. As opposed to Ukraine, the Russian Tube Plants buy them at considerably less price. Such circumstances make it possible for Russian enterprises to gain an advantage in competitive struggle at the expense of lower prime cost of products output as compared with their Ukrainian colleges.

Traditionally, the home market is one of the most important markets as for our Company so for all other Ukrainian Producers. There is an intense competitiveness between Ukrainian Companies inherent in market. Besides, instability of National Legislation exerts negative impact on situation shaping in tube branch of industry of Ukraine.

UKRAINE: OJSC "UTiST", OJSC "Dnipropetrovs'k Tube Plant" (Dnipropetrovs'k), OJSC "Mariupol Metallurgical Complex named after Ilyich" (Mariupol) and CJSC "Niko Tube" (Nikopol) are inside-branch basic Ukrainian competitors of the Company by some dimension-types of tubes output.

The Company competitor at the market of tires and ring products of Ukraine is represented by CJSC "Ukrpidshypnyk" (Kryvyy Rig).

RUSSIA: The basic Company competitors at Russian market by the entire range of products output including oil pipes are CJSC "Pervourals'kyy Novotrubnyy Plant" (Pervourals'k), OJSC "Sinars'kyy Tube Plant" (Kamens'k-Ural's'kyy), OJSC "Sivers'kyy Tube Plant" (Polivs'kyy), OJSC "Volzhs'kyy Tube Plant" (Volzhs'kyy), OJSC "Taganrogs'kyy Metallurgical Plant" (Taganrog) and OJSC "Chelyabins'k Tube Plant" (Chelyabins'k).

Nevertheless, it should be mentioned that competitiveness has increased due to upgrading of production capacities carried out by Russian Producers of wheel and tube products along with considerable improvement of their quality.

EUROPE AND USA: The Company has to work at the markets of Europe and USA under conditions of existing quota system provoked by antidumping investigations.

Besides problems concerning quotas set on supplies of the Company products to countries of the European Union the tube market situation in this region became more complicated. This is stipulated by beginning of focusing on products of Suppliers from the Eastern and Central Europe of traditional Customers of the Company products.

The majority of Company products by their technical characteristics don't yield to their foreign analogs. The specificity of tube products lie in extended precision of tube by their diameter making it possible to master production of oil pipes by American Standards maintaining the high level of their realization at American and Central Asiatic markets. And at the same time, the competitiveness inherent in tube market is still very intensive causing Company to look for new trends and regions for promotion of its products.

The present situation taken shape at the markets mainly underlines insufficiency of all of available results on improvement of engineering procedures of steel, tubes, wheels and tires output, raising of qualitative characteristics and cutting of costs for their production to manufacture competitive products.

Holding of market positions stipulates systematic work in all areas, namely: improvement of salable condition, quality of products, improvement and perfection of consumer properties as well as development of products of new kinds complying with increasing wants of Customers.

There is a long-term program of technical reequipment and reconstruction of both single aggregates and entire production areas determining quality and consumer properties of products adopted to maintain the competitiveness of products. Successful implementation of this decision will have far-reaching strategic results. The Company will be really able not only to hold its position at tube-and-tire markets, but also work up additional markets at the expense of taking the lead over its competitors and thus get the opportunity to intensify the production and improve the well-being of its employees.

Under conditions of competitive struggle the Company should choose its optimum positioning. So, the Company changes to new resource strategies by new kinds of products as it is worldwide accepted. Introduction of concept of flexible response to change outside conditions made it possible to form the conditions for further development. This is firstly concerning technical reequipment of basic capacities to be carried out as well as expansion of range and dimension types and updating of noncompetitive technologies at that.

The Company is actively working at development of new product markets by way of expansion of manufacture of difficult kinds of products, that is, corrosion-resistant tubes, UPJ high-tight joint pipes, precision pipes as well as high-strength railway wheels in accordance with conditions taken shape in the world.

ISSUER'S LONG-TERM PLANS FOR DEVELOPMENT

The major task set by the Company for 2008 lies in organization of efficacious production and economic activity of the Joint-Stock Company in order to satisfy the demands of its Customers and create value for its Shareholders.

To perform this task one should assure the following:

1. Optimum operation of productive and nonproductive shops from the point of view of economical use of material, labour, fuel and energy and other resources.
2. Execution of Expenditure Budget for 2009, maximum reduction of rejects level, consumption of metal and energy and other resources.
3. Increase of functional efficacy of Quality Management System, Environmental Protection System, increase of labour and process discipline, enhancement of requirements to incoming inspection of raw stock, materials and semi-finished products arriving at the Plant as well as the requirements made to quality control of products shipped along with improvement of organization and planning of production.
4. Preservation and increase of labour productivity as compared with the fact of 2008 even under conditions of reduced production volumes at the expense of optimization and unification of processes.
5. Taking measures to introduce progressive scientific and technical developments, mastering of new kinds of products with the view of increase of qualitative indices of products output, increase of competitiveness of products and expansion of product markets.

Information on main purchase or alienation of Assets taken place for the last five years. It is necessary to describe all of considerable investment or purchases if the ones being planned by the enterprise or connected with its economic activity including essential conditions of purchase or investment, their costs and way of financing

The Company is provided with productive and labour resources to fulfil the program stipulated for the next year with active work on technical reequipment of production carried out already for some years because of large-scale wear and tear of its Fixed Assets. The Company is annually allocating considerable Cash Assets for their renewal. There were 19 units of modern processing facilities bought during the reporting year, namely, Lubricoolant Preparation Installation for Machines PQQ; 4 units of Turning-and-Boring Machines PQQ; System of Swarf Extraction from Machines PQQ; Wheel Hardness Measurement Unit; Wheel Magnetic-Particle Test Unit УМПК-1, etc.

The measures important for satisfaction of current activity needs of the Company are as follows:

- updating of automatic and flow lines;
- creation of flexible engineering procedures along with purchase of technologies, equipment, processing facilities and personnel training;
- renewal of stock of equipment especially the being in operation for more than 20 years;

There was a number of significant measures taken since 2005 till 2008 that included putting in production of flexible engineering procedures on the basis of upgrading of serviceable equipment along with renewal of non-used and purchase of new one.

The amount of Assets retired and unnecessary for the Company alienated during 2008 made up 6 940 thousand UAH.

The amount of stocks purchased during the last five years is raising pro rata increase of amount of marketable products.

At present the Company is planning attraction of a considerable investment and purchase of new Assets because of their high value.

Information on Issuer's Fixed Assets including leased objects and any considerable transactions carried out by the Issuer as regards the ones; production capacities and degree of equipment utilization; way for upkeep of Assets and location of Fixed Assets. Besides, it is necessary to characterize ecological questions capable to exert influence upon utilization of the Company Assets, information as regards of Capital Construction Plans, expansion or improvement of Fixed Assets, nature and reasons for drawing up of Plans aforementioned, the amounts of expenses including already incurred ones, description of method of financing, prognostic dates of commencement and finishing of activities and expected increase of production capacities after their completion

The Fixed Assets are considered to be Tangible Assets maintained by the Company in order of their use while production procedure or lease to other persons with the expected period of utilization exceeding a year (or operational cycle if the one lasting longer than for a year).

As of the 31st of December, 2007 primary cost of the Company's Fixed Assets made up 1 892 320 thousand UAH making up 2 004 179 thousand UAH as of the 31st of December, 2008.

As of the 31st of December, 2007 the residual cost of all the Fixed Assets made up 1 462 307 thousand UAH making up 1 368 960 thousand UAH 31st of December, 2008.

The Company's Fixed Assets are revalued in accordance with Accounting (Provision) Standard 7 "Fixed Assets". The revaluation of the Company's Fixed Assets is carried out in cases as follows:

- when existence of essential differences as of the date of striking the Balance between Residual (Book) Value of Fixed Assets and their Fair Value. In this case the reappraised value and amount of wear and tear of object of Fixed Assets are determined by means of multiplication according to prime cost and amount of wear and tear of object of Fixed Assets by index of revaluation with determination of index of revaluation by division of Fair Value of the object revalued in its residual cost;
- when residual cost of object of Fixed Assets being equal to null, its residual cost revalued is determined by way of addition of this object value to its prime (revalued) cost remaining the amount of object wear and tear unchangeable. And at the same time, the Liquidation Value of these objects still utilized should be determined without fail.

In 2007 the Company revalued its Fixed Assets, the total amount of additional valuation of objects of Fixed Assets made up 1 531 770 thousand UAH.

In 2008 the amount of Industrial and Production Assets arrived at the Company made up 108 805 thousand UAH with the amount of retired Industrial and Production Assets making up 6 940.4 thousand UAH.

There is a positive tendency observed in movement of residual cost of Fixed Assets.

The amount of Fixed Assets let by Company on operating lease makes up 2 072.1 thousand UAH.

The most considerable items of this amount are as follows:

- lease of transport vehicle, premises and property of Company "TRANSCOM-DNIPRO";
- lease of integral property complex OJSC "Dnipropetrovs'kyi Vtormet";
- lease of premises and property of Company "Lime Factory";
- lease of premises and property of Company "DNIPROSTAL Metallurgical Plant";
- lease of premises and equipment of Company "Plastic"

The main production area of the Company is situated at the territory of Industrial Region in Dnipropetrovs'k adjacent to Prydniprovs'ka Trunk Railway. The majority of Fixed Assets (their production part) is situated at the territory of Company at the legal address: Ukraine, 49081 Dnipropetrovs'k, vul. Stoletova, 21, but such social objects as Outpatients' Clinic of OJSC, Children's Health Camp named after Oleg Koshevoi, Recreation Center "Perlyna"; Outpatients' Clinic of OJSC "INTERPIPE NTRP" have their actual addresses being situated both at the territory of city and beyond its bounds, the way for upkeep of Assets lies in annual stock-taking of the Company Assets with their value indicated in the Company Balance Sheet.

The Fixed Assets of production destination are represented by the premises (shop buildings), own Steelmaking Complex including Steel Vacuumization Unit with five Tube-Rolling, Wheel-Rolling and Tire-Ring Works, workbenches and auxiliary equipment meant for testing of products manufactured.

The Fixed Assets of production destination are used in three shifts.

Basic divisions of the Company are provided with production floor spaces total-lot.

In general, production capacities satisfy the Company needs. Processing equipment used at the Plant complies with the world scientific and technical standard.

Production strategy of the Company stipulates technical reequipment to be carried out along with introduction of innovation technologies making it possible to increase the production volumes, to improve the quality and expend the range of products output against the background of reduction of expenses and raising of ecological purity of production.

In consideration of to the sizeable wear rate of Fixed Assets, the Company in 2008 took a package of measures connected to support of working capacity and restoration of Fixed Assets state.

In 2008 the sum total of expenses incurred in connection measures taken as regards overhaul and current repair of equipment, buildings, erections and technique made up approximately 361 million UAH.

In 2008 the amount of Cash Assets spent for putting of Fixed Assets in operation made up 108.8 thousand UAH, in particular:

- computer equipment, software and office equipment (3 079 thousand UAH);
- laboratory equipment (1 102.8 thousand UAH);
- transmitting apparatuses (2 246.5 thousand UAH);
- other machinery and equipment (1 261.2 thousand UAH);
- material-working machinery (98 579.7 thousand UAH);
- power-driven machines (261.3 thousand UAH);
- facilities (2 083.6 thousand UAH);
- household stock (169.8 thousand UAH);

- other (20.6 thousand UAH).

The amount of expenditure incurred in connection with upgrading of the Company's Fixed Assets made up 21 456.6 thousand UAH.

In 2009 it is planned to carry out current repairs of Fixed Assets to the amount of 63 254 thousand UAH and their overhauls to the amount of 63 869 thousand UAH along with continuation of gradual replacement of worn equipment by the new one.

The plans of renewal of the Company's Production Fixed Assets include following:

- repair, upgrading and purchase of production equipment;
- repair of buildings and erections.

In 2009 it is planned to carry out regular upgrading of the Company equipment to the amount 21 534 thousand UAH (cost of overhaul with upgrading is 20 896 thousand UAH; Plan of Fixed Assets Purchase to the amount of 637.9 thousand UAH).

The expenses for financing of measures to be taken in connection with fulfilment of Plan of Fixed Assets Purchase and Overhaul Plan for 2009 should be made for account of its own Cash Assets and borrowing costs.

There is a number of overhauls planned to be carried out within the framework of production equipment upgrade including overhaul of HEID Machine Tool, overhaul of HEID Split-Socket Machine Tool, overhaul of Machine Tools КЖ 2614 and overhaul of Machine Tools CRI-DAN, etc.

The amount of Capital Investment drawn in the year of 2008 under report made up 164 452 million UAH including:

- capital construction – 141 873 million UAH (designing – 11.2 million UAH;
- equipment – 98.3 million UAH; construction-and-assembling operations – 32.2 million UAH);
- purchase of machinery and equipment (without construction carried out) – 7.347 million UAH;
- expenses for improvement of objects (overhauls) – 11.395 million UAH;
- investment in Intangible Assets – 3.835 million UAH.

The Fixed Assets of nonmaterial sphere include the objects as follows: Recreation Center "Perlyna", Outpatients' Clinic, Detached Division of OJSC "INTERPIPE NTRP", Children's Health Camp named after Oleg Koshevoi, Palace of Culture "Metallurg", etc.

There is an Environmental Management System introduced in OJSC "INTERPIPE NTRP" since the 15th of July, 2004 covering all kinds of activities carried out by the Company from purchase of raw stock, materials, energy resources up to sale of finished products certified by TUV Industrie Service GmbH, Independent Certification Body for compliance with ISO Standard, Series 14001:2004.

The ecological police carried out by the Company approved by its Chairman of Board is stipulating minimization of waste and reduction of pollution of environment, water, air and soils. The general policy on environmental protection is carried out by the Chief Engineer.

The Ecological Legislation applied to the Company activities includes the following Laws of Ukraine: "On Environmental Protection", "On Atmospheric Air Protection", "On Waste", Water Code of Ukraine and other Normative Documents, State Sanitary Code and Regulations and State Standards of Ukraine.

The environmental monitoring takes into consideration basic principles of ISO 14000 including the main areas as follows:

- control of compliance of the enterprise documents with requirements of Environmental Regulations;
- control of quality, amount of atmospheric emissions and dumping of waste in the river Dnieper;
- control of burial, removal and utilization of processing waste, etc.

Systematic control of environmental conditions assures permanent improvement of efficacy in the field of environmental protection by means of operational control, assessment of results of production impact and internal audits carried out.

In July, 2008 the Independent Audit Commission TÜF RHEILAND carried out certification audit of the Company for compliance with requirements of International Standard 14001: 2004. There was a Certificate of compliance with requirements of Standard issued for three years to the Company by results of audit.

The Company is carrying out permanent work on replacement or installation of new dust-and-gas cleaning units. In general, there are 469 atmospheric emission sources existing in the Company.

The measures taken by the Company to reduce the atmospheric emissions are as follows:

- reconstruction of aspiration systems of Tube Plasma-Arc Cutting Machine in the Plant shops with bag collectors installed;
- Installation of electric pulse-jet filtration system of electrode shaking on electric air filters of Open-Hearth Shop;
- Carrying out of integrated ecological-heat engineering and operation-setup test in the Company divisions. The final result of integrated test lies in economy of fuel-energy resources and reduction of atmospheric air pollution with combustion products.

The Company dumps its waste in the river Dnieper in accordance with Norms of maximum permissible level of dumping. There was exceeding of limits neither by diversion flow nor by water evacuation.

In order to improve the sewage water quality the Company is every year taking water-protective measures as follows:

- cleaning of secondary horizontal dirt collectors;
- inspection of waste-water treatment facility, etc.;
- restoration of lateral pipeline transmission capacity from open-hearth furnace;
- cooling of air conditioners in the thermal area of Tube-Rolling Shop No. 4 from potable water to the water of "pure" circulating cycle;
- performance of works on replacement of once-through water cation-exchange system by counterflow one in the Tube-Welding Shop.

There is a project on waste discharge stoppage developed.

There is a system on collection, transfer and removal of processing and domestic waste operating in the Company.

The removal of waste from the Company territory is carried out in accordance with Agreements concluded with contracting organizations holding licences for performance of operations with waste.

The Company carries out works on reprocessing of open-hearth slag at its slag dumps.

There are Waste Technical Passports and Passports of Waste Removal Places developed by the Company in accordance with Law of Ukraine "On Waste Utilization" agreed with State Supervision Bodies.

The Company holds Licences and Permits for all the directions of production ecological impact, notably: for atmospheric emissions, water body dumping of waste and waste processing issued by Boards of Ministry of Nature and State Supervision Bodies.

Every quarter and every year the Company submits Statistical Reports containing information on amounts of dumping of waste in the river Dnieper, waste transfer and ecological expenses incurred to the Public Authorities and Executive Bodies accordance with Legislation of Ukraine in force.

The Company pays ecological duties for pollution of natural environment on a regular basis.

Information as regards the problems exerting influence upon Issuer's activities; degree of dependence upon legislative or economic limitations

The activities carried out by the Company as well as all of enterprises belonging to the tube branch of industry experience considerable influence of outside economic environment and tax policy of the State.

On the other side, severe competitiveness taking place both at home and foreign work markets makes the Company to permanent improvement of its production engineering, to raise the quality against the background of simultaneous reduction of expenses and introduce new, most liquid kinds of products.

The problem questions faced with the Company are as follows:

- Value-Added Tax outstanding as of the end of year in the amount of 10 219 thousand UAH;
- the duties in the amount of 25.1 percent imposed on seamless tubes produced by the Company introduced by the European Commission since the 1st of July, 2006;
- increase in railway tariffs and prices for gas and metal tells upon increase in prime cost of products;

The Company activities are also dependent upon change of conditions at the product markets of solid-rolled wheels, tires and steel tubes inclusive of:

- exacerbation of competitive struggle at the world markets; development of tube production in the countries being the largest Customers of the Company products. Objectively, this situation is provoking arising of problems concerning sales of the Company tubes in the regions being the most attractive from the point of view of the market range structure;
- the restriction introduced by Russia on amounts of tubes supplied by Ukrainian Producers. Intertwining of state factors both economic and political ones entailed restriction of supplies of Ukrainian tubes to CIS market along with severe competitiveness arisen at the tube market (quotas on import of Ukrainian Tubes introduced by the Russian Government);
- need for inspection of products for availability of alpha-beta radiation as well as transuranium elements when importing of metal products to Russia. This requirement complicates the import procedure and may result in loss of a part of Russian market;
- absence of demand on machine-building tubes in Ukraine. This is connected to state of decay of machine-building industry, the oil producing companies fail to expand the volumes of prospecting-boring operations; oil-and-gas extraction at the territory of Ukraine as well as gasification of human settlements are carried out slowly through the lack of means; the public services are budgetary organizations with insufficient financing;
- increase in prices for primary raw materials for production of tubes. This situation exerts negative influence both upon tube production economics and contract market.

The unpredictability of rerolling metal market is essentially narrowing the capabilities for establishment of long-term relationship with strategic partners;

- general instability and unadjustment of activities as regards the pricing policy. In the final analysis this factor exerts negative influence upon increase in prices for tube products, and the Company has to search for new Customers of its products;
- unstable political situation in the country confrontation of Authority and internal contradictions, difficulties in prognostication of economic situation in the country; aggravation of contradictions around reprivatization processes exert essential influence upon foreign-economic activity of the Company. This factor has also negative influence upon the product market;
- change of life values – inadequate assessment of changes taking place. Reduction of necessary level of corporate culture close to the loss, sense of involvement in the results of Company activities.

Increase in prices for energy carriers at home market exerts influence upon increase in prices for products entailing re-orientation of tube product markets and causing fall of tube production volumes.

The fact of very slow reimbursement of Value-Added Tax from Budget at shipment of products for export exerts essential influence upon activity of the Company's Current Assets.

DEGREE OF DEPENDENCE UPON LEGISLATIVE OR ECONOMIC LIMITATIONS

1. Antimonopoly Laws.

Internal Ukrainian Antimonopoly Laws essentially restrict the capabilities of Company as regards exertion of pressure upon the Buyer of Products in any form including refusal to products output of monopoly kinds.

2. State Price Regulation

At present the State doesn't regulate prices for the Company products.

3. Obstructing measures

Availability of disadvantageous conditions for sales of the Company products in the countries being their Customers, notably: obstructing measures and duties, close-mindedness and selectivity in tender policy.

4. Imperfection of Financial Instruments in Ukraine and other CIS countries exerts influence upon market behaviour of Customers lying in showing preference to lower price, but not higher quality and in-service reliability guarantees.

Among the general limitations exerting essential influence upon the Company activities the political and macroeconomic ones may be singled out because the primary problem of business conductance lies in unpredictability of State policy as regards foreign-economic activity and conditions of business conductance. Unstable policy and legislative situation exert negative influence upon financial results of activities carried out by the enterprises with their activities connected with conclusion of export transactions. The change of foreign-economic priorities of the State results in loss of some product markets especially for the enterprises belonging to tube branch of industry. Instability of foreign-economic policy in our country as regards the Russian Federation exerts influence upon relationship with the Russian partners.

While carrying out its economic activity the Company observes the requirements of Legislation in force in all of spheres.

And at the same time, there are specificities inherent in legislative field creating certain risks for the Company. There are many contradictions arising between Normative Acts in connection with numerous changes inserted in the Legislative Acts in force along with a great deal of questions remaining either unsettled or insufficiently settled at the legislative level. Some essential questions fail to be settled by the Laws being settled by Subordinate Acts. This situation gives opportunities to Executive Bodies, Control Authorities and economic management subjects to interpret the Legislation in force ambiguously, and this entails instability of legal regulation.

Insufficient development of judiciary system complicates receiving of judgements within short terms.

The changes inserted in Tax and Customs Legislations as well as the ones of currency regulation may exert influence upon the Company activities.

Information on facts of penalties for delay (mulct, fine and forfeit) and compensations for violation of Legislation

The Company is carrying out its activities on the basis and in accordance with Legislation of Ukraine in force and these By-Laws.

The Company is carrying out its foreign-economic activity as a subject of foreign-economic activity in accordance with the object and within the bounds of object of his activities.

The amounts of penalties for delay paid by the Company by results of its financial and economic activity for 2008 are as follows: 42 802.19 UAH were paid in accordance with decisions – notices of State Tax Administration by results of Field Documentary Check.

The total amount of suits brought against the Company in 2008 makes up 814 thousand UAH. There were no final judgements taken by these suits.

In 2008 the Company brought suits to the total amount of 6 266 thousand UAH. There were final judgements taken by these suits with awards made in favour of the Company to the amount of 931 thousand UAH.

Description of policy selected as regards financing of the Issuer's activity, adequacy of Working Capital for satisfaction of current needs, possible ways for improvement of liquidity by Issuer Experts' assessments

The Company policy in financial activity questions is an equivalent and component part of general policy and strategy of the Company oriented towards expansion of production volumes, improvement of product quality, saving of production expenses and increase of profits correspondingly.

The Company financial strategy is directed at attainment of three purposes as follows:

- provision of Company with necessary Cash Assets assuring its stability and liquidity on these grounds;
- assurance of the Company profitability along with maximum profit gaining;
- satisfaction of material and social needs of the Company employees. Production volume and sales of products, increase of their quality exert direct influence upon amount of expenses, profit and profitability of the Company.

The profit is the primary source to finance the increase of Current Assets, renewal and expansion of production, social development of the Company being the most important source for formation of profitable part of different level Budgets. Under conditions of market economics the basic purpose of the Company financial-economic activity lies in outputting of profitable products profit gaining along with its regular and rational use. In this connection maximum increase of profit becomes the first priority for the Company. The amount of profit in production activity experiences the influence of both subjective and objective factors independent upon the activities carried out by the economic object. The amount of gross profit gained by the Company and its divisions by results their activities carried out in 2008 made up 807 318 thousand UAH.

By results of activities carried out in 2008 the amount of gross profit gained at increase of sales volumes of the Company marketable products by 22.1 percent turned out to be less by 276 880 thousand UAH as compared with the same index of the previous year. The increase in prime cost of products is stipulated by increase in prices for raw stock, primary materials and fuel-energy resources. Therefore, all the aforementioned exerts influence upon the eventual result, notably, net profit (loss) gaining. After analyzing of financial results there may be marked the following factors influencing upon the change of net profit amount:

- increase of expenses for distribution of products to the amount of 90 127 thousand UAH;
- increase of other operating expenses;
- increase of credit percent for 46.474 thousand UAH.

The amount of Profit Tax paid by the Company for the year of 2008 made up 142 600 thousand UAH.

The Capital is the Cash Assets being in the disposal of enterprise to carry out its activities in order of profit gaining. The capital is formed at the expense of own funds and borrowing costs.

The structure of the Company Equity Capital is as follows:

STRUCTURE OF EQUITY CAPITAL AS OF THE 1ST OF JANUARY, 2009, THOUSAND UAH:
Authorized Capital Stock – 100 000.0 thousand UAH;
Supplementary Invested Capital – 36 918.0 thousand UAH;
Unit Investment Capital – 0 thousand UAH;
Other Additional Capital including – 899 044.0 thousand UAH;
Reserve Capital – 20 015 thousand UAH;
Undistributed Profit (Outstanding Loss) – 756 964.0 thousand UAH;
Withdrawn Capital – 0 thousand UAH;
TOTALLY – 1 812 941.0 thousand UAH.

During 2008 the Company Equity Capital was decreased by 11 325 thousand UAH at the expense of decrease of Other Additional Capital. As of the 1st of January, 2009 the Undistributed Profit (Unpaid Loss) made up 756 964.0 thousand UAH.

Increase of the Equity Capital Share, its direct allocation, balance between Assets and sources of their formation as well as solvency and creditworthiness all these factors make for increase of the Company financial self-sufficiency. There is an entire system of indices used to rate the Financial State characterized by following ratios:

Current Liquidity Ratio (CLR) showing sufficiency of the Company Cash Assets that may to repay Current Liabilities. It is determined as ratio of amount of sum total of Current Assets to the amount of Current Liabilities. For the period under analysis the Current Liquidity Ratio increased as compared with similar period of the last year and is being within the normal range. The level of Current Liquidity Ratio depends upon the branch of production, process time, structure of stock and expense, and a number of factors. The normal restriction for this ratio is considered to be CLR > 2 being normal for the period under analysis.

Quick Liquidity Ratio (CLR) shows degree of payment of all the Long-term (Current) Financial Liabilities possible at the expense of High-Liquidity Assets. It is determined as ratio of amount of Cash Assets and Accounts Receivable to the amount of Current Liabilities. This ratio is normal for the period under analysis.

Autonomy Ratio (AR) is the most essential characteristic of stability of the Company Financial State and its independence upon borrowing sources of Cash Assets. The Autonomy Ratio is equal to ratio of Equity Capital to the total amount of the Company Capital. Normal minimum value of AR is valued at the level of KA > 0.5 meaning that all the Company liabilities may be paid at the expense of Cash Assets of its own. Adherence to restriction is important not only for the Company itself but also for its Creditors. Increase of Autonomy Ratio is indicative of the Company independence, reduction of the risks of financial difficulties in future periods. This tendency from the Creditors' point of view raises the guarantees of the Company own liabilities.

Indebtedness Ratio shows a share of Loan Capital in the Balance Currency. In is determined as a ratio of amount of Loan Capital to the total amount of the Company Capital. The Current Capital Debt Ratio has increased a little and is being within the normal range.

Financing Ratio characterizes Financial Stability of the Company activities. The Financial Stability is a certain state of the Company accounts characterizing its permanent solvency showing ratio of its own and borrowing sources of the Company activity financing. This index was increased for the period under analysis.

Information on value of Agreements (Contracts) concluded, but not performed as of the end of reporting period (aggregate amount) and on the profits expected from performance of these Agreements

While carrying its activities out the Company concludes Agreements (Contracts). The period of validity of these Agreements as a rule makes up a calendar year. Nevertheless there is a great deal of Short-term Agreements without statement of their total amounts as well as the Agreements with their terms stipulated in the next reporting period. That's why, at the end of reporting period all the Agreements concluded at its beginning are either performed or being in the stage of performance.

Strategy of further Issuer's activity at the least for a year (as regards expansion of production, reconstruction and improvement of its Financial State, description of essential factors capable to exert influence upon the Issuer's future activities)

The Company business strategy is aimed at increase of product volumes of sales, expansion of product markets, active promotion of products to the markets of world countries, maximum profit gaining, putting in production of new promising items and preservation of its employees.

Due to its intellectual potential, high corporate culture, creative spirit and developed scientific and technical infrastructure the Company is producing tubes, wheels and tires competing with products out by leading world firms.

The Investment Program of 2006 – 2008 stipulates increasing of production volumes with high value added, in particular, production of seamless tubes for oil-and-gas extraction (OCTG) as well as tubes for oil-and-gas transportation. The investment is directed to installation of new tube-and wheel processing lines. There are three projects realizing in Tube-Rolling Shop No. 4 during current year within the framework of investment strategy with high investment activity carried out in Tube-Rolling Shop No. 5. Installation of Canadian Shotblast Unit and Electric Travel Crane are finishing to be put in production in the preparation room of Wheel-Rolling Shop.

The Company Investment Program is being permanently supplemented with new measures to be taken.

Realization of Investment Program will make it possible for the Company to improve qualitative characteristics of its products along with reduction of prime cost of finished products, rising of its competitive advantages, consolidation of its position at the markets of Ukraine, Russia and CIS countries and increase of sales share of strategically important kinds of products.

One of primary fields of activities carried out by modern enterprise is utilization of advanced information technologies determining its development and competitiveness. Development strategy of information technologies is still basing on long-term cooperation with leading domestic and foreign partners.

DESCRIPTION OF ESSENTIAL FACTORS CAPABLE TO EXERT INFLUENCE UPON ISSUER'S FUTURE ACTIVITIES

The nationwide essential factors capable to exert influence upon the Company activities are as follows: difficult economic situation taken shape in Ukraine, practical absence of Customer solvency, irregular deliveries of raw stock, the crisis having involved the machine building, construction and other branches of industry, increase in prices for gas, raw stock and tariffs for cargo rail transportations.

The essential factors capable to exert influence upon the Company activities are as follows:

- change of need at primary product markets in CIS countries. The experience shows that the Company activities are under influence of cyclic fluctuations being greatly dependent upon general economic conditions, confidence and incomes of Customers, level of demand on the Company products, availability of sources of financing and value of credits;
- instability of tax policy, insufficient consideration for interests of industrial enterprises in the Tax Code of Ukraine. This problem may result in loss of potential Customers as well as entire product markets in certain cases, arising of deficit of own Current Assets and increase of Accounts Receivable at that;
- severe antidumping duties for delivery of tubes to the countries of European Union introduced by European Commission;
- objective processes of exclusion of steel tubes from small-and-average diameter segment by plastic tubes. At present this problem doesn't seem to be first priority for the Ukrainian Producer, but in the average-term prospects self-evident

advantages of plastic tubes (weight, comparative simplicity of installation and replacement, and price) may result in partial take-over of small-and-average diameter tube market by these products;

- dependence of Company upon increase in prices for energy carriers and raw stock being of urgent need for the Company. Increase in prices for energy carriers and raw stock, semi-finished products, bought articles, etc. may cause increase in sale price for the products manufactured. Such a fact arising make Company to attract additional money. Thereby, this will result in increase of amount of Current Assets being of urgent need for the Company. So, this is one of the factors stipulating emergence of deficit of own Current Assets.

The activities carried out within the bounds of market economics in all its forms and kinds are connected to certain risks with degree of their emergence being very high in Ukraine. This is connected to insufficient level of market relations, imperfection of Legislation, sociopolitical problems and other factors.

The risks capable to exert influence upon the Company activities are as follows:

1. Instability of Legislation including change of tax policy.
2. Worsening of general economic situation in Ukraine.
3. Sharp increase in price of borrowing costs.
4. Increase in prices for gas occupying a considerable share in prime cost of products. The risk is decreased due to measures taken to introduce the energy-saving technologies and change to alternate kinds of fuel.
5. Reduce of labour efficacy and productivity, indifference about quality of products manufactured.
6. Pollution of natural environment with emissions of dust, storm and drain water discharged. Upgrading and replacement of worn equipment in productive shops will result in improvement of ecological situation both at the Company territory and in the region.
7. Rather large expense for maintenance of social sphere. Unformed social package having no accurate definition.
8. Force-majeure circumstances. This risk is minimized by dint of means of production insurance, transportation of marketable products, etc.

Frequent and in many cases groundless interferences of State Bodies in the Company activities may be also treated as risk factor.

Description of the Issuer's policy as regards researches and developments, to state the amount of expenses spent for researches and developments for the reporting year

The Company is gradually realizing the strategy of its technical and economic development aimed at increase of competitiveness of its products and consolidation of its positions at key markets.

The main trends of this strategy lie in introduction of new developments into production, upgrading of equipment, expansion of range of products output, further increase of product quality, service and consumer properties.

In 2008 the Company specialists mastered production of UPJ high-tight casing tubes, Premium Class, L-80 and P-110 Power Groups, API 5CT Standard. There is started a program on mastering of production of casing tubes of Q125 Power Groups by API 5CT Standard. There is a phosphatization of casing socket end thread introduced instead of galvanization.

The sector of rail transport has mastered production of wheels of improved strength and wear resistance as well as the S-shaped disk wheels with damping capabilities at dynamic axle loads superimposed. There is a Certificate of Compliance with Certification System at Federal Rail Transport of Russian Federation issued for these products.

A new control line of export wheels put in operation made it possible to control geometric parameters, hardness, and availability of internal defects on surfaces of export machined wheels with their wall thickness making up 700 – 1300 mm.

In order to assure satisfaction of Customers requirements the Company specialists have developed and mastered the mode for thermal treatment of thin-walled tubes with their wall thickness making up 219 – 350 mm in the 4th roller furnace.

Utilization of lubricant BTC-1 for pressure hot working of metals and BTC-1PГ high-temperature graphite lubricant when rolling of tubes of all grades at Pipe-Rolling Plant TПA-140, elongator and Pilger Rolling Mills made it possible:

- to improve the quality of rolled tubes;
- to avoid oxidization of pipe liner interior;
- to assure protection of tube interior from corrosion damage when their storage and waterway transportation;
- to increase the resistance of deforming instrument (the mandrels);

There is a Tube Finishing Area setup within the framework of Project "Installation of Tube Finishing Line" making it possible to accomplish the prognosticated sales volumes. The line is situated near the Finished-Products Storage Area of Tube-Rolling Shop No. 5 consisting of dyeing equipment (coating the tubes with УФ-lacquers with two-second rate of drying at the most), equipment for measurement of tube length, their single-piece weighing colour coding of tubes and sockets, marking of tubes, their automatic putting in packs and single-pack weighing.

The measures taken opened up new possibilities for the Company as regards increase of qualitative level of products proposed to the Customer along with expansion of their range.

The amount of Cash Assets spent for scientific-research works during the reporting period made up 783 076.6 UAH along with purchasing of Fixed Assets to the amount of 4 085 900 UAH.

The amount of Cash Assets spent to take Investment Measures made up 89 022 300 UAH.

Under present circumstances the technical reequipment is a primary condition of product competitiveness at the world markets. The problems of production updating acquire special topicality in the field of tube manufacturing characterized by immensely capacious and competitive product markets. The process of introduction of new technologies and equipment, development and mastering of manufacture of new kinds of products should be continuous by determination. It is especially important at present time characterized by permanent increase of Customers requirements to quality and in-service reliability of tubes.

The main task of the Company technical development lies in carrying out of activities aimed at increase of consumer properties and competitiveness of products. The measures aimed at stabilization of production processes, upgrading of equipment and reduction of expense for energy carriers were financed with this end in view.

The Company considers the product quality to be one of the most important conditions of its work carried out along with maintenance of leading positions in Ukrainian metallurgy. The quality is controlled at all stages of activities carried out by the Company starting from arrival of primary raw stock and materials and finishing by output of finished products. Distribution and production policies of the Company are basing on full satisfaction of Customers' and other interested persons' needs. That's why, there is a Quality Management System assuring quality control while steelmaking, production of steel tubes, rail wheels, wheel centers, tires and rings introduced and functioning in the Company.

The Company Quality Management System is basing on requirements of ISO 9001:2000 International Standard taking into account the requirements made to Quality Systems by Standard API Q1 of American Petroleum Institute and Standard AAR M-1003 of American Association of Railroads.

The Bodies having certified the Company Quality Management System are as follows:

- "VNITI-TEST" State Enterprise, Interregional Scientific-Engineering Certification Center of Quality Systems, tubes, vessels and other metal products for compliance with ISO 9001:2001 State Standards of Ukraine;
- TÜV Rheiland Cert GmbH Technical Inspection of TÜV CERT Certification Body for compliance with DIN EN ISO 9001:2000;
- Certification Body of Quality Systems and Production of American Petroleum Institute for compliance with API Q1;
- Certification Body of Quality Systems and Production of American Association of Railroads for compliance with AAR M-1003.

There are Internal Audits carried out in order to check compliance of activities carried out in the field of quality as well as results connected to the ones with planned requirements made to Quality Management System by the Standards and Internal Documents as well as the effectiveness of Quality Management System in the form of its statement in Order on Quality Management System in the Company.

It 2008 the Internal Audits were carried in accordance with their schedule. All of inconsistencies revealed by Internal Audits were subjected to analysis carried out to examine the reasons of their arising along with development of corrective actions with their terms established and appointment of persons in charge of their realization. The further inspections ascertain the fact of removal of inconsistencies existed testifying to the effectiveness of corrective actions oriented towards attainment of purpose in the field of quality along with realization of principle of permanent improvement of Quality Management System processes.

Besides Internal Audits the Plant Commission carried out inspections of compliance with technology and functioning of Quality Management System during the current year in Commodity-Producing Shops of the Company. There were corrective and preventive measures taken to remove the violations revealed.

In order to satisfy the consumer needs and increase product competitiveness the Company Services are developing and introducing measures aimed at quality improvement of products output and perfection of Quality Management System. The information analyzed to attain the purpose set are is follows: increased requirements of Standards to products and Quality Management System, supplementary consumer requirements, results of Internal and External Audits, and Technical Supervisions, and results of statistical control of output data of the System processes.

In future the Company will continue carrying out of activities on improvement quality of its products, search of new product markets and upgrade of information technologies in order of better market comprehension and insurance of international reputation of the Company. This strategy will make it possible to maintain the Company competitiveness at international markets due to high quality of the Company products and good understanding of consumer needs.

Information as regards actions at law with the Issuer, Issuer's subsidiaries or officers being a Party to the ones (opening date of proceedings, the Parties, contents and amount of claim, name of the Court trying the case and current state of proceedings)

While carrying out its economic activity the Company is encountering a number or problems causing institution of proceedings with the great majority of them concerning current activity questions. Nevertheless the amounts of claims fail to exceed the limit established that may have considerable influence upon results of economic or financial activities. The members of Supervisory Board, Board of the Company as well as other Issuer's officers are Participants neither of actions at law nor of pretrial proceedings of dispute settlements.

Other information that may be essential for the Investor to evaluate the Issuer' Financial State and results of activities carried out including information on results and analysis of economic management of Issuer for the last three years submitted as Analytic Certificate drawn up in free form, if available

As of reporting date the Balance Currency increased to the amount of 1 070.5 million UAH as of compared with the 1st of January, 2007 and made up 4 673.4 million UAH. And at the same time, the Balance Structure underwent changes. The value of Current Assets on the credit side was increased at the expense of increase of demand balances at the Company accounts as well as the amount of stock of inventory holdings, work-in-process, finished products, amount of Accounts Receivable by settlements with Budget and Accounts Receivable for goods, works and services.

There is considerable increase by Long-term Liabilities emphasized on the debit side connected to improvement in exchange as well as increase of amount of Current Assets stipulated by increase of Short-term Credits and Accounts Payable for goods, works and services.

The increase of inventory holdings for the period under analysis made up 34.4 million UAH at the expense of increase in price of main kinds of raw stock and materials. The value of stock is 370.0 million UAH.

The increase of work-in-process remainders for 2008 made up 60.7 million UAH in money terms, nevertheless one-percent decrease of remainders in natural terms. The surplus was stipulated by increase in prices as for incoming raw stock and inventory holdings, so for products shipped.

As of 2008 remainders of finished products made up 230.9 million UAH being increased by 113 percent at the expense of large orders laid off at the end of year with the products being already manufactured.

Accounts Receivable by settlements with Budget for 2008 increased by 136.2 million UAH caused by advance payment by Profit Tax to the amount of 142.6 million UAH made by the Company.

As of the end of 2008 the amount of Company Liabilities made up 2 843.0 million UAH with 62 percent of the ones representing indebtedness by Long-term Credits. In 2008 the Current Liabilities increase to the amount of 363.0 million UAH making up 1 091.6 million UAH. The largest constituent of Current Liabilities is represented by Accounts Payable for goods, works and services remaining outstanding as of the 1st of January, 2009 because of operation on debt restructuring being carried out, that is, extension of time for settlements for inventory holdings supplied and services rendered.

The equilibration between Assets and sources of their formation as well solvency and creditworthiness make for rising of the Company financial independence. The values of financial ratios used by us to appraise the Company Financial State are within the bounds of accepted norms. In particular, the Current Liquidity Ratio was 2.64 as of the end of year with Autonomy Ratio making up 0.38 and Groff Profit Ratio making up 14.2 percent for a year.

All of ratios aforementioned prove the Company financial stability, its capability to make payments, finance its activities carried out and pursue its credit and financial policy in a proper way.

At present upgrading and technical reequipment of production represent one of the most important and may be key factors for consolidation of the enterprise positions both at internal market of tube and tire-wheel products and at foreign markets. To assure real efficacy of capacity upgrading procedure both for tactical purposes lying in increase of present-day shipments, so with the view of long-term consolidation of own market position it is important to select correct areas of technical reequipment having find just those "points of effort application", which will make it possible to attain maximum upgrading results. The basic areas of these processes are represented by introduction of innovation technologies and equipment, cost cutting and increase of product quality control.

The Company business is built on principles of mutual confidence and respect for its partners, Public and Regional Authorities, and society itself as a whole. That's why, social responsibility is one of the most important constituents of the Company business. The priority tasks set by the Company in the field of social responsibility lie in provision of safe labour conditions for the Company employees, health protection of the Company personnel and people living in the area of its activities, preservation of favourable natural environment, support of social and economic stability and investment attraction of the region of its presence.

The Company understands that majority of present-day successes of the enterprise were attained thanks to its personnel. The Company while creation of adequate labour conditions, opportunities for growth and self-realization along with assuring of social protection of its employees seeks formation of highly skilled and united team of like-minded persons capable to effective solution of business tasks facing the Company.

The employees working in hazardous production environment underwent annual medical examinations, receive personal protection equipment, medications and special food.

The Company gives enterprise employees and city inhabitants access to sports groups, culture and sports objects along with regular financing of mass-cultural and sports events.

The Company is aware of the fact that creation of open and honest business environment in the country is an indispensable condition for formation of positive image of Ukrainian business in the world. The Company strategy is relied on strict mental and ethical norms of business conduct and competition. OJSC "INTERPIPE NTRP" is establishing honest partnership relationship with its Customers and Suppliers delivering and rendering of ecologically clean and safe products and services, fulfilling its Contractual Obligations timely and in full, having impeccable business reputation and proved itself to be authoritative and reliable partner.

13. INFORMATION OF PROPERTY STATUS AND FINANCIAL AND ECONOMIC ACTIVITY OF THE ISSUER

13.1. Information on Fixed Assets of the Issuer (at their residual cost)

Name of Fixed Assets	Own Fixed Assets (thousand UAH)		Lese Fixed Assets (thousand UAH)		In all, Fixed Assets (thousand UAH)	
	at the beginning of period	At the end of period	at the beginning of period	At the end of period	at the beginning of period	at the beginning of period
1.Production-purpose Fixed Assets:	1 451 272.0	1 358 557.0	0.0	0.0	1 451 272.0	1 358 557.0
buildings and erections	199 131.0	175 808.0	0.0	0.0	199 131.0	175 808.0
machines and equipment	1 228 994.0	1 168 684.0	0.0	0.0	1 228 994.0	1 168 684.0
vehicles	19 398.0	10 613.0	0.0	0.0	19 398.0	10 613.0
Other	3 749.0	3 452.0	0.0	0.0	3 749.0	3 452.0
2.Non- production-purpose Fixed Assets:	11 035.0	10 403.0	0.0	0.0	11 035.0	10 403.0
buildings and erections	5 598.0	9 170.0	0.0	0.0	5 598.0	9 170.0
machines and equipment	1 204.0	821.0	0.0	0.0	1 204.0	821.0
vehicles	0.0	0.0	0.0	0.0	0.0	0.0
Other	4 223.0	412.0	0.0	0.0	4 223.0	412.0
In all	1 462 307.0	1 368 960.0	0.0	0.0	1 462 307.0	1 368 960.0

Description

The efficacious use of Fixed Productive Assets exerts influence upon fulfilment of Production Output Plan and reduction of its prime cost.

As of the 1st of January, 2008 the prime cost of Fixed Assets made up 1 892 320 thousand UAH. There were Fixed Assets purchased to the amount of 130 846 thousand UAH during the year with the objects of Fixed Assets retired to the amount of 18 989 thousand UAH and other changes taking place in structure of the Company Fixed Assets to the amount of 2 thousand UAH. The amount of depreciation of Fixed Assets and Intangible Assets charged makes up 212 042 thousand UAH. As of the end of year the initial cost of Fixed Assets made up 2 004 179 thousand UAH.

The working machinery and equipment are the most active part of Fixed Productive Assets determining the volume and technical level of production.

The Fixed Assets include Tangible Assets used by the Company in course of production or delivery of goods, service rendering, letting on lease or performance of its administrative and sociocultural functions with their useful life expectancy exceeding a year.

The degree of wear and tear of Fixed Assets is one of risks of the Company financial and economic activity exerting considerable influence upon the labour productivity.

The Company Fixed Assets are at the places of their use (in the shops and production divisions). Besides, there were buildings, erections, transmitting apparatuses locating on the lands let on permanent use or lease. The Company doesn't own any plots. The plots are used on terms of indefinite use or lease from Local Authorities.

To secure control of Fixed Assets use at places of their operation, there is inventory number assigned to each object with financially accountable personal appointed to each of the ones.

The Fixed Assets purchased (created by without outside help) are included in Balance by their prime cost.

The Company property consists of Fixed Assets and Current Assets as well as the values with their costs reflected in the Company Balance.

The objects of Company ownership are as follows:

- property handed over to it by its Founders;
- property obtained in the result of its financial and economic activity;
- income gained;
- other property acquired on bases non-prohibited by Legislation.

The Company exercises possession, use and disposal of the whole of its property in accordance with its corporate objectives.

The Company enjoys the right to sell or hand over to legal persons or citizens, barter, let on lease, grant free of charge for temporary use or loan the buildings, erections, equipment, transport vehicles, stock, raw stock and other material values belonging to it and write the ones off the Balance at that.

The office facilities and storage rooms used by the Company to carry out its financial and economic activity belong to its property.

The Company production capacities belong to its property.

In 2008 the Company worked under stable conditions, and its products were and are in popular demand both at the markets of Ukraine and abroad. There was credit money obtained from CITIBANK INTERNATIONAL PLC to purchase equipment for productive shops.

To secure fulfilment of its obligations as to the Bank the Company is mortgaging its property – equipment of productive shops - belonging to it by its property rights.

13.2. Information as to the Cost of Issuer Net Assets

Name of Index	3a For the period under report	For the previous period
1	2	3
Estimated Cost of Net Assets	1 812 941.0	1 824 252.0
Authorized Capital Stock	100 000.0	13 471.0
Corrected Authorized Capital Stock	100 000.0	4 445.0

1	2	3
Description	The value of Net Assets was calculated in accordance with Methodical Recommendations of State Securities and Exchange Commission (Decision No. 485 of the 17th of November, 2004) and Accounting Provision (Standard) 2 (Balance Sheet" approved by Order of Ministry of Finance of Ukraine No. 87 of the 31st of March, 1999. The value of Net Assets was determined by formula: Net Assets = Noncurrent Assets + Current Assets + Deferrals + Long-term Liabilities – Current Liabilities – Security for Future Payoffs and Payments – Deferred Income.	
Conclusion	Difference between calculated value of Net Assets and Authorized (Compound) Capital Stock makes up 1 712 941 thousand UAH. The calculated value of Net Assets of Joint-Stock Company exceeds the amount of Authorized Capital Stock. The requirements of Paragraph 3 of Article 155 of Civil Code of Ukraine are observed.	

13.3. Information on Issuer Liabilities

Kinds of Liabilities	Date of emergence	Outstanding part of debt (thousand UAH)	Percent accrued for use of Cash Assets (annual percentage rate)	Date of repayment
Bank credit	X	226 913.0	X	X
including:				
Short-term credit	12.08.2008	43 890.0	4.18875	06.06.2009
Short-term credit	28.10.2008	12 320.0	7.0075	28.01.2009
Short-term credit	30.12.2008	12 400.240	4.6375	05.01.2009
Short-term credit	03.12.2008	65 132.760	8.03	05.01.2009
Long-term credit	27.11.2007	93 170.0	5.32125	28.09.2012
Liabilities by Securities	X	0.0	X	X
including:				
by bonds (per each issue)	X	0.0	X	X
The Section "Information on Issuer's Liabilities (per each issue of bonds)" fails to contain information on bonds because the Company didn't issue any bonds.		0.0	0	
by bills of exchange	X	0.0	X	X
by Financial Investment in corporate rights (per each kind)	X	0.0	X	X
The Section "Information on Issuer's Liabilities (by Financial Investment in corporate rights) fails to contain information on Financial Investment in corporate rights because the Company has no such Liabilities.		0.0	X	
Tax Liabilities	X	299 243.0	X	X
Financial aid on reverse side	X	0.0	X	X
Other Liabilities	X	2 316 785.0	X	X
Liabilities Altogether	X	2 842 941.0	X	X

15. DATA ON SPECIAL INFORMATION AND THE INFORMATION ON MORTGAGE SECURITIES ARISEN WITHIN THE PERIOD

Date of event emergence	Date of publication of Announcement in the news line	Information type
27.02.2008	28.02.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
29.02.2008	03.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
05.03.2008	06.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
18.03.2008	19.03.2008	Data on change of membership of the Issuer's officers
18.03.2008	19.03.2008	Data on decision making on distribution of securities to the amount exceeding 25 percent of the Authorized Capital Stock
27.03.2008	28.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
19.05.2008	19.05.2008	Information on change of Shareholders holding 10 percent and more of voting shares
20.05.2008	20.05.2008	Information on change of Shareholders holding 10 percent and more of voting shares
18.06.2008	19.06.2008	Data on Issuer's decision on founding and termination of activities of its subsidiaries and representative offices
18.06.2008	20.06.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
27.06.2008	01.07.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
19.08.2008	20.08.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
22.09.2008	23.09.2008	Information on change of Shareholders holding 10 percent and more of voting shares
06.10.2008	08.10.2008	Data on decision making on redemption of own shares
25.12.2008	26.12.2008	Information on change of Shareholders holding 10 percent and more of voting shares
25.12.2008	26.12.2008	Data on change of membership of the Issuer's officers

DATE ON CORPORATE MANAGEMENT STATUS

SHAREHOLDERS MEETING

Now many Shareholders Meetings were held during the last three years?

No. In order	Year	Number of Meetings, in all	Inclusive of Extraordinary ones
1	2006	2	1
2	2007	4	3
3	2008	3	2

Which Body registered the Shareholders to take part in the work Shareholders Meeting for the last time?

	Yes	No
Independent Registrar	X	
Board		X
Credentials Committee appointed by the Board		X
Other (write down)		

Which Body controlled the course of registration of Shareholders or their representatives to take part in the Shareholders (at availability of control)**?**

	Yes	No
Securities and Exchange State Commission		X
Shareholders possessing more than 10 percent of shares in aggregate		X

Which way the voting on questions of agenda took place at Shareholders Meeting for the last time?

	Yes	No
Raising of Cards	X	
By Bulletins (secret voting)		X
By show of hands		X
Other (write down)		

What were the reasons for convocation of the last Extraordinary Shareholders Meeting?

	Yes	No
Reorganization		X
Additional share issue		X
Introduction of changes in the By-Laws	X	
Election or recall of members of Supervisory Board	X	
Election or recall of members of Board		X
Delegation of additional powers to Supervisory Board		X
Other (write down)	Approval of limits for granting of financial and property guarantees by the third persons' liabilities by the Company in 2009. Approval of decision as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and making of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. Approval of conclusion of transactions by the Company having nothing in common with the Company object of activities in cases when general amount of liabilities arising at Company on the grounds of such transaction or some connected transactions exceeds 10 000 000 UAH (without Value-Added Tax) or equivalent of this sum stated in foreign currency.	

ADMINISTRATIVE BODIES

What is the membership of Supervisory Board (at availability)**?**

		(persons)
1	Number of members of Supervisory Board	7
2	Number of representative of the Shareholders working in the Company	0
3	Number of State representatives	0
4	Number of representative of the Shareholders possessing more than 10 percent of shares	1
5	Number of representative of the Shareholders possessing less than 10 percent of shares	0
6	Number of representative of the Shareholders being legal persons	1

How many times a year the Meetings of Supervisory Board were held within the last three year at the average? 26

What Committees were set up within the framework of Supervisory Board (at availability)**?**

		Yes	No
Strategic Planning			X
Auditing		X	
On questions of appointments and remunerations		X	
Investment			X
Other (write down)	There are Standing Committees set up in structure of Supervisory Board, namely: Committee on Investment and Strategy Questions and Committee on Finance and Budget Questions. In case of need the Supervisory Board may set up Temporary Committees to determine and prepare certain materials concerning the Company activities carried out, in particular, Reorganization Committee, Committee on Securities Issue Questions, Committee on Questions of Assessment of the Company Executive Body Activities; Committee on Questions of Officers' Misdemeanours Investigations.		
Other (write down)			

Is there a special position or department in charge of work with Shareholders in the Joint-Stock Company? (yes/no) yes

How is the amount of remuneration to be paid to the members of Supervisory Body is fixed?

		Yes	No
The sum of remuneration is fixed			X
The remuneration is a percent of net profit or increase of market price of the shares			X
The remuneration by the securities of the Company			X
Members of Supervisory Board don't receive any remuneration			X
Other (write down)	Determination of terms of labour remuneration for members of Supervisory Board is assigned to terms of reference of General Shareholders Meeting by the Company By-Laws.		

Which of requirements made to the members of Supervisory Board are stated in the Internal Documents of Joint-Stock Company?

		Yes	No
1	Branch knowledge and work experience in the branch		X
2	Knowledge in the field of finance and management		X
3	Personal qualities of character (honesty and responsibility)		X
4	Absence of conflict of interests		X
5	Age limit		X
6	Absence of any requirements		X
7	Other (write down) The members of Supervisory Board may be only the Company Shareholders. A member of Supervisory Board may be neither the Head nor a member of Board and/or Auditing Committee simultaneously. There may be neither the Head nor members of Supervisory Board the persons prohibited to take up positions in Managerial Bodies of Economic Companies in accordance with Legislation of Ukraine in force.		

When was the last election of new member of Supervisory Board, how was he acquainted with his rights and obligations?

		Yes	No
New member of Supervisory Board acquainted with the contents of Internal Documents of Joint-Stock Company himself			X
The new member of Supervisory Board acquainted with his rights and obligations at the Meeting of Supervisory Board being held		X	
There was special training organized for the new member of Supervisory Board (on corporate or financial management)			X
All the members of Supervisory Board were reelected for the next term or the new member was not elected			X
Other (write down)	A new member of Supervisory Board was elected at Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" held on the 25th of December, 2008.		

Is there the Auditing Committee in your Joint-Stock Company ? (yes/no) yes

Number of members of Auditing Committee 3 **persons.**

How many times a year the Meetings of Auditing Committee were held within the last three year at the average 2

What are the persons in your Joint-Stock Company in charge of keeping of Minutes of Shareholders Meetings, Meetings of Supervisory Board and the Board?

		Shareholders Meetings	Meetings of Supervisory Board	Meetings of Board
1	Members of Board (Director)	no	no	no
2	Common Department	no	no	no
3	Members of Supervisory Board (Head of Supervisory Board)	no	no	no
4	Legal Department (Lawyer)	no	no	no
5	Secretary of the Board	no	no	yes
6	Secretary of Shareholders Meeting	no	no	no
7	Secretary of Supervisory Board	no	yes	no

8	Special person subordinate to Supervisory Board (Corporate Secretary)	no	no	no
9	Department or Board in charge of work with Shareholders	yes	no	no
10	Other (write down) Original copies of Minutes of Meetings are kept in the Board of the Company	no	no	no

Which of the bodies under-mentioned terms of reference (Shareholders Meeting, Supervisory Board or Executive Body) cover decision of each of following questions in accordance with By-Laws of your Joint-Stock Company?

	Shareholders Meeting	Supervisory Board	Executive Body	Fails to be covered by terms of reference of any of the Bodies
Determination of primary activity trends (strategy trends)	yes	yes	yes	no
Approval of Plans of Operation (Business Plan)	yes	no	no	no
Approval of Annual Financial Statement, Balance Sheet or Budget	yes	yes	no	no
Election and recall of Chairman of Board	yes	no	no	no
Election and recall of members of Board	yes	no	no	no
Election and recall of Chairman of Supervisory Board	yes	no	no	no
Election and recall of members of Supervisory Board	yes	no	no	no
Election and recall of members and Chairman of Auditing Committee	yes	no	no	no
Determination of amount of remuneration to be paid the Chairman and members of Board	no	yes	no	no
Determination of amount of remuneration to be paid the Chairman and members of Supervisory Board	yes	no	no	no
Decision making as to bringing the members of Board to property accountability	no	yes	no	no
Decision making as to additional share issue	yes	no	no	no
Decision making as to redemption, realization and allocation of own shares	no	yes	no	no
Approval of Independent Auditor	no	yes	no	no
Approval of Agreements having caused the conflict of interests	no	no	no	yes

Is there any Provision included into the By-Laws of Joint-Stock Company restricting the powers of Executive Body as to making of decisions concerning conclusion of agreements in consideration of their amounts on behalf of Joint-Stock Company? (yes/no) yes

Are there any Provisions in the By-Laws or Internal Documents of Joint-Stock Company as to conflict of interests, that is, controversy arisen between the interests of official or the persons connected to the one and the duty to act proceeding from the interests of Joint-Stock Company ? (yes/no) no

What are the Documents existing in your Joint-Stock Company?

		Yes	No
1	Provision of Shareholders Meeting	X	
2	Provision of Supervisory Board	X	
3	Provision of Executive Body (Board)	X	
4	Provision of officials of Joint-Stock Company		X
5	Provision of Auditing Committee	X	
6	Provision of shares of Joint-Stock Company	X	
7	Provision of profit distribution procedure		X
8	Other (write down)	Provision of share dividends of OJSC "INTERPIPE NTRP"; Provision of procedure for acquainting of Shareholders with information in OJSC "INTERPIPE NTRP".	

How can the Shareholders obtain the said information concerning activities carried out by your Joint-Stock Company?

		Spread of information while Shareholders Meeting	Publication of information in the printed media	Direct submission of the Documents to be acquainted with in the Joint-Stock Company	Submission of copies of the Documents at the request of Shareholders	Allocation of information on the website of Joint-Stock Company
1	Financial Accountability, results of activity	yes	yes	yes	yes	no
2	Information of Shareholders possessing 10 percent and more of the Authorized Capital Stock	no	yes	ні	yes	no
3	Information of membership of Administrative Bodies of the Company	yes	yes	yes	yes	no

4	By-Laws and Internal Documents	no	no	yes	yes	no
5	Minutes of Shareholders Meetings after their holding	no	no	yes	yes	no
6	Amount of remuneration paid the officials of Joint-Stock Company	no	no	no	no	no

Does the Joint-Stock Company prepare its Financial Accountability in accordance with International Standards of Accounting and Reporting? (yes/no) no

How many times a year the Independent Auditor carried out the audits of Joint-Stock Company at the average during the last three years?

		Yes	No
1	Failed to be carried out		X
2	Less than once a year		X
3	Once a year		X
4	More frequently than once a year	X	

What body made a decision as to commission of Independent Auditor?

	Yes	No
Shareholders Meeting		X
Supervisory Board	X	
Board or Director		X
Other (write down)	Audit of the Company should be mandatory carried out once a year in accordance with Legislation in force.	

Did the Joint-Stock Company replace its Independent Auditor during the last three years? (yes/no) yes

What did cause the replacement of Auditor?

	Yes	No
Unsatisfactory proficiency		X
Unsatisfactory terms of Agreement concluded with the Auditor		X
The Auditor was replaced at the request of Shareholders		X
Other (write down)	In connection with expiration of Contract	

What body carried out the inspections of financial and economic activity of the Joint-Stock Company last year?

	Yes	No
Auditing Committee	X	
Supervisory Board		X
Internal Audit Department of the Joint-Stock Company		X
Third-party Company or third-party Consultant		X
The inspections weren't carried out		X
Other (write down)	The bodies of State Tax Administration in Dnipropetrovs'k Region, Specialized Tax Administration, Fund of Social Insurance against Occupational Accidents.	

What body initiated the last inspection carried out by the Auditing Committee?

	Yes	No
On own initiative	X	
On the instructions of Shareholders Meeting		X
On the instructions of Supervisory Board		X
By appeal of Body		X
At the request of Shareholders having more than 10 percent of votes in aggregate		X
Other (write down)	The Auditing Committee carried out comprehensive inspection of financial and economic activity while preparation of questions of Shareholders Meeting as to approval of Annual Statements and the Company Balance Sheet.	

Did your Joint-Stock Company receive any paid services rendered by Consultants in the field of Corporate or Financial Management during the last year? (yes/no) yes

MOBILIZATION OF INVESTMENT AND PERFECTION OF CORPORATE MANAGEMENT PRACTICE

Does your Joint-Stock Company plan mobilization of investment by each of means aforementioned during the next three years?

		Yes	No
1	Issue of shares		X

2	Issue of Deposit Receipts		X
3	Issue of bonds		X
4	Bank Credits	X	
5	Financing from State and Local Budgets		X
6	Other (write down)		X

Does your Joint-Stock Company plan mobilization of foreign investment during the next three years?

Yes, upon negotiations with potential Investor being already carried out	
Yes, upon planning of commencement of negotiations	
Yes, upon planning of commencement of negotiations the next year	
Yes, upon planning of commencement of negotiations within two years	
No, there are no plans as to mobilization of foreign investment within the next three years	
Haven't determined yet	X

Does your Joint-Stock Company plan inclusion of its own shares into Stock Exchange Listing during the next three years? (yes/no/haven't determined yet) no

Did the Joint-Stock Company replace the person accounting the property rights to shares in Depositary System of Ukraine during the last three years? (yes/no) no

What was the reason for replacement the person accounting the property rights to shares in Depositary System of Ukraine (hereinafter referred to as "person")?

		Yes	No
Unsatisfactory proficiency of the person			X
Unsatisfactory terms of Agreement concluded with the person			X
The person was replaced at the request of:			
Shareholders			X
Court			X
Other (write down)	The Company didn't change its registrar during the last three years		

Has the Joint-Stock Company own Code (Principles, Rules) of Corporate Management? (yes/no) no

At availability of Code (principles, rules) of Corporate Management in the Joint-Stock Company indicate the date of its adoption and the Administrative Body having adopted the one: The Company has no Corporate Management Code

Was the information as to adoption by the Joint-Stock Company of Code (Principles, Rules) of Corporate Management published? (yes/no) no; **indicate the way of publication:** There was no information promulgated on the Code (Principles, Regulations) of Corporate Management adopted by the Company because OJSC "INTERPIPE NTRP" has no Code (Principles, Regulations) of Corporate Management.

Disclose the state of keeping to the Code (Principles, Rules) of Corporate Management in your Joint-Stock Company.

The Company personnel of many thousands demonstrated its vital force, stableness, unity and capability to solve any production and technical tasks on repeated occasions. At present nobody objects to the fact that OJSC"INTERPIPE NTRP" is an adequate example of corporate culture.

The Corporate Management System created at the enterprise is reliably protecting the interests of any Shareholder, making it possible to develop the production, new product markets and new kinds of products. OJSC"INTERPIPE NTRP" is one of few Joint-Stock Companies paying income its Shareholders by its securities. The Company is interested in timely receiving of comprehensive and reliable information by all questions concerning the Company activities by its Shareholders, Potential Investors and Creditors from the Company itself. With this end in view there is a concept developed to provide for access to information for all interested persons making use of Internet resources, publications in periodicals and Database of Securities and Exchange Commission for general use.

The Company is opened for Investors understanding that today's Investment may become an additional source of means for production process improvement, increase of competitiveness of the Company products and its development.

CONCLUSION
of Baranovs'ka Olena Mykhaylivna, Independent Auditor of Auditing Firm "Finem – Consulting" as to Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"
for the period since the 1st of January, 2008 till the 31st of December, 2008
as of the 31st of January, 2008

Attention of Shareholders of Open Joint-Stock Company
"INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

According to Agreement No. 30/04-1/530081558 of the 30th of May, 2008 the Auditor Baranovs'ka Olena Mykhaylivna (Auditor's Certificate Series A No. 000729 issued by decision of the Auditing Chamber of Ukraine No. 41 of the 25th of January, 1996 prolonged by decision of the Auditing Chamber of Ukraine No. 85 of the 24th of January, 1999 and decision No. 141/1 of the 25th November 2004 valid till the 25th of January, 2010) of Limited Liability Auditing Firm "Finem – Consulting" (Certificate on entering in the Register of Auditing Activity Subjects No. 1368 issued by decision of the Auditing Chamber of Ukraine No. 98 of the 26th of January 2001 prolonged by decision of the Auditing Chamber of Ukraine No. 158 of the 26th of January 2006 valid till the 26th of January 2011) carried out the audit of Consolidated Financial Statement of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" YEDRPOU Code 05393116, seat of the Company: Ukraine 49081 Dnipropetrovs'k, vul. Stoletova, 21 registered by Executive Committee of Dnipropetrovs'k City Council of People's Deputies on the 28th of December, 1994, Account No. 10059-AT, Registration File No. 04052092IO0010023; the last changes introduced into the Constituent Documents on the 24th of June, 2008, record No.1224005001600l344): Balance Sheet as of the 31st of December, 2008, Financial Statement for 2008, Cash Flow Statement for 2008, Equity Capital Statement for 2008, Notes to Annual Financial Statement for 2008, description of essential aspects of accounting policy, other explanatory notes and supplementary information non-represented in the Notes to Financial Statement for 2008 (enclosed).

The conceptual basis for preparation of Financial Statement of the Company is National Accounting Provisions (Standards) and other Normative Legal Documents as regards accounting keeping and drawing up of Financial Statement in Ukraine as well as Company Domestic Provisions.

The Company Management bears responsibility for authenticity and fullness of information submitted to the Auditor and preparation of Financial Statement in accordance with Legislation in force. The range of responsibility of the Company Management Personnel covers development, introduction and application of internal check as to preparation and authentic submission of Financial Statement non-containing essential misrepresentations due to fraud or mistake; the choice or application of corresponding accounting policy as well as accounting assessments conforming to the circumstances.

We ourselves bear responsibility for submission of Conclusion as regards this Financial Statement on the basis of results of audit carried out.

We have carried out the audit in accordance with requirements of Law of Ukraine 'On Auditing Activity" and International Auditing Standards, assurance of certainty and ethics prevailing as National Auditing Standards in Ukraine. These Standards demand us to adhere to ethical principles as well as planning and carrying out of audit to get sufficient confidence proving that Financial Statement doesn't contain any essential misrepresentations.

The audit stipulates carrying out of auditing procedures in order to obtain auditing evidence as to the sums and disclosures cited in Financial Statement. The selection of procedures depends upon an Auditor's judgement. These procedures include assessment of risks of essential misrepresentations of Financial Statement due to fraud or mistakes at that. While assessment of these risks the Auditor examines the internal check measures concerning preparation and authentic representation of Financial Statements to develop auditing procedures conforming to the circumstances, but not in order to express the opinion as regards efficacy of internal check of Economic Management Subject. The audit also includes assessment of compliance of accounting policy applied, acceptability of accounting assessments made by the Managerial Personnel and general compliance of Financial Statements with accounting principles conventional in Ukraine.

We consider that we have obtained sufficient and corresponding auditing evidence to express our opinion. We failed to supervise stock-taking of available Assets as of the 31st of December, 2007 because this date preceded our appointment to the post of the Company Auditors. Due to nature of the Company accounting records we couldn't confirm the amount of Assets making use of other auditing procedures.

To our mind, the accounting of Noncurrent Assets, Reserves, Accounts Receivable and Liabilities comply with Accounting Provisions (Standards) in consideration of a number of restrictions.

The Company fails to disclose information as to operations carried out with Associated Parties: the list of Associated Parties, essence of relationship, kinds and registration of operations carried out, and methods of assessment of Assets and Liabilities.

To our mind, except for influence of adjustments that may be necessary should we be able to confirm the quantity of Assets as of the 31 of December, 2007 and adjustment of Balance Sheet Accounts aforementioned, the Financial Statements of Open Joint-Stock Company "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" are authentic representation of Financial State of the Joint-Stock Company as of the 31st of December, 2008 in all other essential aspects as well as the results of activities and cash flow for 2008 in accordance with requirements with Accounting Provisions (Standards) of Ukraine in force.

Failing to express conditionally positive opinion we draw attention to the Note to Consolidated Balance Sheet of the Enterprise. The Financial Statement was drawn up on the grounds of Continuous Activity Concept with the Assets and Liabilities being correspondingly accounted basing on the possibility of Economic Management Subject to sell its Assets and discharge its Liabilities continuing to carry out its ordinary activities. And at the same time, there exist some events and circumstances able as separately so jointly to cause considerable doubts as to admission on continuity of the enterprise activities.

Failing to include any cautions to our Conclusion we express the auditing opinion as regards other supplementary information that should be submitted in accordance with requirements of Provision as to preparation of Auditor's Conclusions submitted to the State Securities and Exchange Commission when disclosure of information by Issuers and Professional Market Makers approved by decision of State Securities and Exchange Commission No. 1528 of the 19th of December, 2006.

To our mind, information concerning Noncurrent Assets of the Company, Deferrals in all in consideration of restrictions connected to Fixed Asset Formation, Construction in Process, Financial Investment, Long-term and Short-term Accounts Receivable and Stocks as of the 31st of December, 2008 is disclosed in the Financial Statements complying with Accounting Provisions (Standards) of Ukraine in force in all of essential aspects.

To our mind, general information concerning Liabilities in consideration of restriction as to accrual of cover funds, representation of Long-term liabilities and Accounts Payable as of the 31st of December, 2008 is disclosed in Financial Statement being represented in compliance with Accounting Provisions (Standards) of Ukraine in force.

To our mind, information concerning Equity Capital as of the 31st of December, 2008 is disclosed in the Financial Statement generally meeting the requirements of Accounting Provisions (Standards) of Ukraine in force in consideration of a number of restrictions as well as the restriction as to Additional Capital and undistributed profit.

To our mind, the assertion of the Company Managerial Personnel (Responsible Party) as to compliance of Net Asset Value with requirements of Legislation as of the 31st of December, 2008 is represented authentically in all of essential aspects.

To our mind, the assertion of the Company Managerial Personnel (Responsible Person) to the effect that the Authorized Capital Stock as of the 31st of December, 2008 was paid within the periods fixed by Legislation in all of essential aspects in accordance with Legislation in force was stated authentically.

To our mind, the information as to the element of Financial Statement "amount of net profit" for the year finished on the 31st of December, 2008 was disclosed in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

To our mind, the information as regards events taken place during reporting year able to influence upon the Issuer's economic state and cause considerable change of cost of his securities mentioned in the first part of Article 41 of Law of Ukraine "On Securities and Stock Exchange" is disclosed in Financial Statement in accordance with Accounting Provisions (Standards) of Ukraine in consideration of a number of restrictions in all of essential aspects.

Signed on behalf of the Auditing Firm

Director (signature) O.M. Baranovs'ka

Auditor (signature) O.M. Baranovs'ka

Seal

Date of Auditor's Conclusion issue
The 30th of March, 2009

Address of the Auditing Firm (the Auditor):
49050 Dnipropetrovs'k, vul. Gogolya, 10-a, offices 52 and 53, telephone (fax) (0562) 36-21-09.
Mailing address: 49089 Dnipropetrovs'k, Post Office Box 4563.

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATУУ	1210137200
Form of ownership	Private ownership	by KFV	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	
Address	21 Stoletov St., Industrialny district, Dnipropetrovsk, 49081, Dnipropetrovsk region, Ukraine		

BALANCE-SHEET (CONSOLIDATED) AS AT DECEMBER 31, 2008

Form No. 1 Code by DCUD 1801001

Assets	Code of line	As at the beginning of reporting period	As at the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets:			
depreciated cost	010	3 123	5 882
initial cost	011	3 493	7 149
accumulated depreciation	012	(370)	(1 267)
Construction in progress	020	74 592	85 128
Fixed assets:			
depreciated cost	030	1 462 307	1 368 960
initial cost	031	1 892 320	2 004 179
wear and tear	032	(430 013)	(635 219)
Long-term biological assets:			
fair (depreciated) value	035	0	0
initial cost	036	0	0
accumulated depreciation	037	(0)	(0)
Long-term financial investments:			
accounted by the method of participation in capital of other companies	040	0	0
other financial investments	045	339	350
Long-term accounts receivable	050	331	434
Fair (residual) cost of investment real estate	055	0	0
Initial cost of investment real estate	056	0	0
Wear and tear of investment real estate	057	(0)	(0)
Deferred Tax Assets	060	174 210	284 375
Goodwill	065	0	0
Other Noncurrent Assets	070	0	0
Consolidation goodwill	075	0	0
Total for Section I	**080**	**1 714 902**	**1 745 129**
II. Current assets			
Production reserves	100	335 648	369 995
Current biological assets	110	0	0
Production in progress	120	132 221	192 903
Finished products	130	113 355	230 928
Goods	140	185	5 030
Notes receivable	150	0	0
Accounts receivable for goods, works, services:			
net selling value	160	801 658	1 494 329
initial value	161	801 658	1 494 329
bad debt reserve	162	(0)	(0)
Receivables on settlements:			
with budget	170	112 634	249 087
on advances made	180	213 645	91 194

1	2	3	4
on accrued revenues	190	112	125
on internal payments	200	0	0
Other current receivables	210	28 902	18 523
Current financial investments	220	0	0
Cash and cash equivalents:			
in national currency	230	996	92 044
including in cash office	235	0	0
in foreign currency	240	11 750	103 925
Other current assets	250	125 743	73 691
Total for Section II	**260**	**1 877 019**	**2 921 774**
III. Deferred charges	**270**	**10 963**	**6 514**
IV Noncurrent Assets and Retirement Groups	**275**	**0**	**0**
Balance	**280**	**3 602 884**	**4 673 417**

Liabilities	**Code of line**	**As at the beginning of reporting period**	**As at the end of reporting period**
1	2	3	4
I. Equity capital			
Authorized capital	300	**13 471**	**100 000**
Share capital	310	0	0
Additional laid-down capital	320	37 181	36 918
Other additional capital	330	1 045 389	899 044
Reserve capital	340	20 015	20 015
Retained profit (outstanding loss)	350	717 236	756 964
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(9.026)	(0)
Accrued exchange difference	**375**	0	0
Total for Section I	**380**	**1 824 266**	**1 812 941**
Minority share	385	**0**	**0**
II. Provision of such expenditures and payments			
Provision of staff remuneration	400	13 536	17 410
Other provisions	410	94	125
Inserted line – amount of insurance reserves	415	0	0
Inserted line – amount of re-insurers shares in the insurance reserves	416	0	0
Special-purpose financing	420	0	0
Total for Section II	**430**	**13 636**	**17 535**
III. Long-term liabilities			
Long-term bank loans	440	61 105	93 170
Other long-term financial liabilities	450	681 750	1 366 981
Deferred tax liabilities	460	293 574	291 181
Other long-term liabilities	470	0	0
Total for Section III	**480**	**1 036 429**	**1 751 332**
IV. Current liabilities			
Short-term bank loans	500	7 793	133 473
Current debt on long-term liabilities	510	0	0
Notes issued	520	62 198	0
Accounts payable for goods, works, services	530	212 875	534 824
Current liabilities towards settlements:			
on advances received	540	353 412	324 519
with budget	550	5 368	8 062
on off-budget payments	560	2 381	3 631
on insurance	570	5 975	3 951
on labor remuneration	580	13 363	10 506
with participants	590	6 239	5 167
on internal settlements	600	0	0
Liabilities connected to Noncurrent Assets and Retirement Groups kept for sale	605	0	0
Other current liabilities	610	58 955	67 206
Total for Section IV	**620**	**728 559**	**1 091 609**
V. Deferred incomes	**630**	0	0
Balance	**640**	**3 602 884**	**4 673 417**

Notes:

A calendar year is a reporting period to draw up the Financial Statement.

The Financial Statement submitted bases on principles and ways for disclosure of information regulated by National Accounting Provisions (Standards) applied since January, 2000.

The basic allowance is Charge and Continuity Principle.

The Company Financial Statement is consolidated by means of inclusion of Financial Statement Items of Company "Lime Factory".

The primary cost is a measurement basis of Financial Statement Elements (except for item "Fixed Assets").

The Assets are determined in the amount of Cash Assets or fair value of other expenses made for their acquisition.

The Liabilities are determined in the amount of proceeds in exchange for Liabilities.

The Assets and Liabilities are delimited in Balance Sheet by long-term and short-term ones.

Accounting classification of the Company Assets is as follows:

- Noncurrent Assets;
- Long-term Financial Investment;
- Stock;
- Accounts Receivable;
- Cash Assets.

There are costs of own Fixed Assets and other Noncurrent Tangible Assets stated in the Item "Fixed Assets". There are initial (revalued) cost, amount of wear and tear of Fixed Assets and their residual cost separately stated in this item. The Fixed Assets included in Balance are determined as Initial Cost Asset. The Total Balance includes residual cost determined as difference between initial (revalued) cost of Fixed Assets and amount of their wear and tear as of the Balance Sheet Date.

The initial cost of Fixed Assets is increased by amount of expenses connected to improvement of object (upgrading, reequipment, reconstruction, etc.).

Restoration and repair of Assets are shown as Period Expenses in Financial Statement when incurring of these expenses.

There are value designations to the amount of 1000 UAH of subjects belonging to Noncurrent Tangible Assets of little value established in accordance with accounting policy.

The Fixed Assets were revalued as of the 1st of January, 2007. The Company didn't revalue availability of possible reduction of utility of Assets as of the Balance Sheet Date.

In order to calculate fair cost the enterprise is revaluing the objects of Fixed Assets as of the 1st of January, 2009.

Profit and loss from retirement of Fixed Assets are shown in Financial Statement.

The item "Construction in Process" reflects value of Unfinished Financial Investment in construction, creation, production, reconstruction, upgrading and purchase of Noncurrent Assets (inclusive of Noncurrent Tangible Assets meant to replace the valid ones and erection facilities) made by the enterprise as well advance payments to finance capital construction. The value of Unfinished Capital Investment is accounted by value of expenses incurred.

The Intangible Assets are accounted in the Balance Sheet by their initial cost with deduction of depreciation.

The depreciation of Noncurrent Assets is charged during their useful life fixed at the moment of Asset recognition making use of straight-line method.

The Long-term Financial Investment is accounted by its initial cost being classified as "Other Long-term Financial Investment".

The amount of Deferred Tax Asset is recognized to a considerable degree from temporary differences in calculation of Book Value of Fixed Assets in Accounting and Tax Accounting that probably will be profit-taxed. The Deferred Tax Assets and Deferred Tax Liabilities are calculated in accordance with requirements of International Standards of Financial Statements non-contrary to the ones of Accounting (Provisions) Standards.

The stocks purchased and produced are included in the Company Balance by their initial cost. Retirement of work-in-process, semi-finished and finished products is valued by method of weighted average value with retirement of other kinds of stock being valued by First-in-First-out Method. Transport and procurement expenses (TPE) are recorded on separate subaccounts. In case of impossibility to determine the kind of stock to which the one belongs, the transport and procurement expenses are divided by kinds of stock at the end of month in accordance with requirements of Accounting (Provision) Standard 9.

The items costing less than 300 UAH are considered to be current high-wear ones of little value regardless of their useful life in accordance with accounting policy, proceeding from principle of circumspection and information significance level. The cost of current high-wear items of little value at commissioning is excluded from structure of Assets.

The Finished Product Stock is shown in Balance Sheet by its production prime cost.

The cost of production-in-process includes both direct and production overhead expenses.

The Accounts Receivable by products, works and services are shown in Balance Sheet by their Net Realization Value. The amount of Bad Debt Reserve is determined by method of use of Bad Debt Absolute Amount in accordance with accounting policy.

The Cash Assets include the amount of cash money and money stored at on-demand settlement accounts and deposits, amounts in foreign currencies converted by exchange rate of National Bank of Ukraine as of the Balance Sheet Date.

The Liabilities are accounted in Balance Sheet at recognition of Assets or Costs in the result of previous transaction and events being classified as follows:

- security of future cost and payments;
- Long-term Bank Credits, other Long-term Financial Investment, Deferred Tax Liabilities and other Long-term Liabilities;
- Short-term Bank Credits, bills issued, Accounts Receivable for goods, works and services;
- Current Assets by settlements: on advances received, with Budget, on off-Budget payments; on insurance, on remuneration of labour, with Participants and other Current Liabilities.

Security of Costs and Payments are accounted by their purpose being calculated as Vacation Pay Reserves.

The Equity Capital is determined by Authorized and Reserve Funds, the Issue Income Amount and other Additional Capital.

There is an Additional Valuation Reserve accounted by item "Other Additional Capital".

The amount of Authorized (Compound) Capital Stock of the Company was increased during reporting period by means of closed (private) placement of ordinary nominal shares in total quantity coming to 346115 pieces with their nominal value making up 86528750 UAH.

The transactions carried out by Associated Parties are shown in the accounting at the level of "INTERPIPE" Group.

Director		Andriy Mykolayovych Korotkov
	(Signature)	(Name)
Chief Accountant		Iryna Volodymyrivna Sokolova
	(Signature)	(Name)

Seal

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	by KOATYY	1210137200
Form of ownership	Private property	by KFV	10
Public authority	Open joint-stock companies formed on the basis of public enterprises	by SPODU	6024
Branch	Tube production	by ZKGNG	12140
Kind of economic activity	Steel tube production	by KVED	27.22.0
Unit of measurement	**Thousand UAH**	Check sum	

INCOME STATEMENT (CONSOLIDATED) FOR THE YEAR 2008

I. FINANCIAL RESULTS Form No.2 Code by DCUD 1801003

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from selling products (goods, works, services)	010	6 087 046	5 076 193
Value added tax	015	(374 046)	(361 444)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(22 758)	(20 955)
Net income (proceeds) from selling products (goods, works, services)	035	5 690 242	4 693 794
Prime cost of sold products (goods, works, services)	040	(4 882 924)	(3 609 569)
Gross profit: profit	050	807 318	1 084 198
loss	055	(0)	(0)
Other operating incomes	060	2 312 384	1 242 089
Including income from the first recognition of Biological Assets and agricultural produce gained in the result of agricultural activity	061	0	0
Administrative costs	070	(162 301)	(148 569)
Sales costs	080	(403 208)	(313 081)
Other operating costs	090	(2 651 137)	(1 268 900)
Including income from the first recognition of Biological Assets and agricultural produce gained in the result of agricultural activity	091	0	0
Financial result from operating activity: profit	100	0	595 737
loss	105	(96 944)	(0)
Income from participation in capital	110	0	0
Other financial incomes	120	0	0
Other incomes	130	8 583	303 037
Financial costs	140	(99 456)	(52 982)
Losses from participation in capital	150	(0)	(0)
Other costs	160	(14 909)	(225 585)
Profit (loss) from influence of inflation upon monetary items	165	0	0
Financial results from ordinary activity before tax: profit	170	0	620 207
loss	175	(202 726)	(0)
Including profit gained from terminated activity and/or profit gained from revaluation of Noncurrent Assets and Retirement Group due to termination of activity	176	0	0
Including loss from terminated activity and/or loss from revaluation of Noncurrent Assets and Retirement Group due to termination of activity	177	0	0
Tax on profit from ordinary activity	180	(0)	(186 909)
Tax income regarding profit from ordinary activity	185	94 107	0
Financial results from ordinary activity: profit	190	0	433 298
loss	195	(108 619)	(0)
Extraordinary: incomes	200	0	0
costs	205	(0)	(0)

1	2	3	4
Taxes on extraordinary profit	210	(0)	(0)
Minority share	215	0	0
Net: profit	**220**	**0**	**433 298**
loss	**225**	**(108 619)**	**(0)**
Material Reward Security	**226**	**0**	**0**

II. ELEMENTS OF OPERATING COSTS

Name of index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	4 359 367	3 168 752
Labor remuneration expenses	240	263 147	204 361
Deductions to social events	250	120 775	78 575
Depreciation	260	204 683	208 561
Other operating costs	270	574 214	505 380
Total	280	**5 522 186**	**4 165 629**

III. CALCULATION OF SHARE PROFITABILITY INDICES

Name of item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	153164126	53885000
Adjusted average annual quantity of ordinary shares	310	153164126	53885000
Net profit (loss) per one ordinary share	320	- 0.71	8
Adjusted net profit (loss) per one ordinary share	330	- 0.71	8
Dividends per one ordinary share	340	0	0

Notes:

The income is recognized while increase of Asset or decrease of Liability stipulating increase of Equity Capital (except for increase of Capital at the expense of the enterprise Participants' investment) subject to available possibility of income reliable estimation. The income is recognized in accordance with Principle of Accrual and Correspondence.

The income gained from sale of products is recognized at shipment of products.

The income connected to service rendering is recognized proceeding from degree of completeness of service rendering transaction as of the Balance Sheet Date when the result of this transaction may be evaluated reliably. The degree of completeness of service rendering transaction is evaluated by means of study of work performed.

The incomes recognized are classified in accounting as follows:

1) income from sale of products (goods, works, services):
- other operating income;
- financial income;
- other incomes.

2) extraordinary gains

The losses are recognized in Profit and Loss Statement on the basis of direct connection between the expense incurred and income receipts.

The losses are also recognized in cases when future economic advantages cease meeting the requirements stipulating their recognition as an Asset in the Balance Sheet.

In 2008 the expenses by interests on credits obtained to secure economic activity were recognized by the Company as financial expenses proceeding from priority of expense essentiality.

Director ____________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ____________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

			CODES
		Date	31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	

CASH FLOW STATEMENT (consolidated) FOR THE YEAR 2008

Form No. 3 Code by DCUD 1801004

Item	Code	For reporting period		For previous period	
		Receipts	Expenditures	Receipts	Expenditures
1	2	3	4	5	6
I. Cash flow operating activity					
Profit (loss) from ordinary activity before tax	010	0	202 726	620 207	0
Adjustment for: depreciation of non-current assets	020	204 683	X	208 561	X
increase (decrease) in provisions	030	3 906	0	1 488	311
profit (loss) from unrealized exchange differences	040	9 119	21 708	876	951
profit (loss) from non-operating activity	050	6 326	0	0	77 452
Interest expenditures	060	99 456	X	52 982	X
Profit (loss) from operating activity prior to changes in net current assets	070	99 056	0	805 400	0
Decrease (increase) in: current assets	080	0	68 887	0	370 626
deferred charges	090	4 449	0	0	10 522
Increase (decrease) in: current liabilities	100	150 044	0	15 039	0
deferred incomes	110	0	0	0	0
Cash flows from operating activity	120	184 662	0	439 291	0
Paid: interest	130	X	81 952	X	27 352
profit taxes	140	X	4 930	X	33 920
Net cash flow prior to extraordinary events	150	97 780	0	378 019	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	170	97 780	0	378 019	0
II. Cash flow from investment activity					
Realization of: financial investments	180	8 455	X	51 162	X
non-current assets	190	5 285	X	882	X
property units	200	0	0	0	0
Received: interest	210	1 906	X	1 806	X
dividends	220	0	X	0	X
Other proceeds	230	0	X	0	X
Purchasing of: financial investments	240	X	12	X	12
non-current assets	250	X	84 841	X	74 506
property units	260	X	0	X	0
Other payments	270	X	156 056	X	156 999

1	2	3	4	5	6
Net cash flow prior to extraordinary events	280	0	225 263	0	177 667
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	300	0	225 263	0	177 667
III. Cash flow from financial activity					
Equity receipts	310	89 529	X	0	X
Obtained loans	320	1 029 665	X	1 991 315	X
Other receipts	330	4 044 922	X	1 151 492	X
Repayment of loans	340	X	755 528	X	1 546 537
Paid dividends	350	X	323	X	623 189
Other payments	360	X	4 110 118	X	1 237 408
Net cash flow prior to extraordinary events	370	298 147	0	0	264 327
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	298 147	0	0	264 327
Net cash flow for reporting period	400	170 664	0	0	63 975
Balance of funds at the year beginning	410	12 716	X	76 616	X
Effect of exchange rates on balance of funds	420	21 708	9 119	951	876
Balance of funds at the year end	430	195 969	X	12 716	X

Notes:

The Cash Flows consist of payments made in national currency of Ukraine and foreign currency including:

- US dollars;
- Euros;
- Russian Roubles

There were no any non-monetary transactions carried out during reporting period.

Other receipts and payments of financial activities are represented by Contracts of Guarantee by Credit Agreements.

Director ____________ (Signature) Andriy Mykolayovych Korotkov (Name)

Chief Accountant ____________ (Signature) Iryna Volodymyrivna Sokolova (Name)

Seal

Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"		CODES
		Date	31.12.2008
		by EDRPOU	05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**	1210137200
Form of ownership	Private ownership	**by KFV**	10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**	6024
Branch	Tube production	**by ZKGNG**	12140
Kind of economic activity	Steel tube production	**by KVED**	27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**	

STATEMENT OF OWNERS' EQUITY (CONSOLIDATED)
FOR THE YEAR 2008

Form No. 4

Code by DCUD 1801005

Item	Code of line	Authorized capital	Share capital	Additional laid-down capital	Other additional capital	Reserve capital	Retained income	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as at the beginning of the year	010	13 471	0	37 181	1 189	20 015	573 208	0	- 9 026	1 824 252
Adjustment:										
Changing of accounting policy	020	0	0	0	0	0	0	0	0	0
Error correction	030	0	0	0	0	0	0	0	0	0
Other changes	040	0	0	0	- 144 014	0	144 028	0	0	14
Adjusted balance as at the beginning of the year	050	13 471	0	37 181	1 045 389	20 015	717 236	0	- 9 026	1 824 266
Asset revaluation:										
Revaluation of fixed assets	060	0	0	0	0	0	0	0	0	0
Discounting of fixed assets	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Revaluation of construction in progress	080	0	0	0	0	0	0	0	0	0
Discounting of construction in progress	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Revaluation of intangible assets	100	0	0	0	0	0	0	0	0	0
Discounting of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

1	2	3	4	5	6	7	8	9	10	11
	120	0	0	0	- 146 889	0	148 347	0	0	1 458
Net profit (loss) for reporting period	130	0	0	0	0	0	- 108 619	0	0	- 108 619
Allocation of profits:										
Payments to owners (dividends)	140	0	0	0	0	0	0	0	0	0
Allocation of profit to Authorized Capital	150	0	0	0	0	0	0	0	0	0
Deductions to reserve capital	160	0	0	0	0	0	0	0	0	0
	170	0	0	0	0	0	0	0	0	0
Contributions of participants:										
Capital contributions	180	86 529	0	0	0	0	0	- 86 529	0	0
Repayment of debt from the capital	190	0	0	0	0	0	0	86 529	0	86 529
	200	0	0	0	0	0	0	0	0	0
Capital withdrawal:										
Redemption of shares	210	0	0	0	0	0	0	0	9 026	9 026
Reselling of redeemed shares	220	0	-	- 263	0	0	0	0	0	- 263
Annulment of redeemed shares	230	0	0	0	0	0	0	0	0	0
Withdrawal of the part of capital	240	0	0	0	0	0	0	0	0	0
Decrease in par value of shares	250	0	0	0	0	0	0	0	0	0
Other changes in capital:										
Writing off non-reimbursed losses	260	0	0	0	0	0	0	0	0	0
Assets obtained free of charge	270	0	0	0	544	0	0	0	0	544
	280	0	0	0	0	0	0	0	0	0
Total changes in capital	290	86 529	0	- 263	- 146 345	0	39 728	0	9 026	- 11 325
Balance as at the end of the year	300	100 000	0	36 918	899 044	20 015	756 964	0	0	1 812 941

Notes:

During the reporting period the amount of Authorized (Compound) Capital Stock of the Company was reduced by means of close (private) distribution of ordinary nominal shares to the total amount of 346 115 000 pieces with their total nominal value making up 86 528 750 UAH.

The sum total of Cash Assets was obtained while placement of shares in the way as follows:

- all of Cash Assets invested as payment for 436 115 000 ordinary nominal shares made up 86 528 750 UAH;
- value estimation of property contributed as a payment for shares – non-contributed;
- total amount of foreign currency invested as a payment for 283 507 927 ordinary nominal shares makes up 14 613 575.93 US dollars. The foreign currency was evaluated in accordance with exchange rate as of the date of conclusion of Agreements in following ratio:
- the 20th of May, 2008 1 US dollar – 5.050000 UAH;
- the 26th of May, 2008 1 US dollar – 4.850000 UAH;
- the 27th of May, 2008 1 US dollar – 4.850000 UAH;
- the 3rd of June, 2008 1 US dollar – 4.852000 UAH;
- the 23rd of May, 2008 1 US dollar – 5.05000 UAH;

- the 28th – 29th May, 2008 1 US dollar – 4.850000 UAH;
- the 30th of May, 2008 1 US dollar – 4.850000 UAH;
- the 2nd of June, 2008 1 US dollar – 4.850000 UAH;
- the 4th of June, 2008 1 US dollar – 4.852000 UAH

The rate variation between the 23rd of May, 2008 (5.05 and 4.85), 30th of May, 2008 (4.85 and 4.852) and the 2nd of June, 2008 (4.85 and 4.852) was charged to expenses of the period.
The shares in the amount of Authorized (Compound) Capital Stock by specific type and categories are as follows:

- quantity of shares issued makes up 400 000 000 ordinary nominal shares paid in full at the price not lower than nominal one;
- a share nominal value - 0.25 UAH.

The changes taken place in the quantity of negotiable shares are as follows:

- a share package in the amount of 43 815 pieces being redeemed from Shareholders in accordance with decision of Supervisory Board in December, 2007 was realized in May, 2008 by way of its sales.

Close (private) distribution of shares resulted in increase of quantity of negotiable shares up to 400 000 000 ordinary nominal shares.

The rights of the Company Shareholder are as follows:

- to take part in business management of the Company in accordance with procedure determined by these By-Laws;
- to take part in distribution of the Company profit and receive its part (dividends). The right to receiving of a part of profit (dividends) pro rata the fraction of every Participant is granted to the persons being the Company Shareholders as of the beginning of dividend payment period;
- to obtain all information on his personal account as well as the information on the Company activities. At the Participant's request the Company should submit to him for familiarization the Annual Balance Sheets, Company Statements on its activities and Minutes of the Meetings;
- to leave the Company is accordance with established procedure;
- to obtain a part of the Company property value in case of its liquidation pro rata nominal value of the Company shares held by him;
- to sell, grant, exchange, mortgage, inherit, to make a will to shares held by him both in full and partially;
- to enjoy the preference right to purchase of shares of the Company further issues;
- to transfer his share management (including the voting right) to another person;
- and also other rights stipulated by Legislation in force.

As of the 31st of December, 2008there are no any shares belonging to the enterprise itself, its subsidiaries and associated enterprises.
As of the 31st of December, 2008 the members of Executive Body of the Company hold 2 015 688 shares making up 3.74 percent of the Authorized (Compound) Capital Stock.
The list of persons with their fraction in the Authorized (Compound) Capital Stock exceeding 5 percent is as follows:

- Limited Liability Company "Interpipe Ukraine";
- Saleks Investments Limited;
- Interpipe Limited

There are no shares reserved for issue in accordance with options and other Contracts.
There are no dividends unpaid by privileged shares because of failure of their issue.
There are no dividends included (non-included) into the scope of liabilities stipulated, but formally unapproved within the reporting period.

Director		Andriy Mykolayovych Korotkov
	(Signature)	(Name)
Chief Accountant		Iryna Volodymyrivna Sokolova
	(Signature)	(Name)

Seal

				CODES
		Date		31.12.2008
Enterprise	OPEN JOINT-STOCK COMPANY "INTERPIPE NIZHNEDNEPROVSKY TUBE-ROLLING PLANT"	**by EDRPOU**		05393116
Territory	Dnipropetrovsk region, Industrialny district	**by KOATYY**		1210137200
Form of ownership	Private ownership	**by KFV**		10
Public authority	Open Joint-Stock Companies formed on the basis of public enterprises	**by SPODU**		6024
Branch	Tube production	**by ZKGNG**		12140
Kind of economic activity	Steel tube production	**by KVED**		27.22.0
Unit of measurement	**Thousand UAH**	**Check sum**		
Average annual number of employees	8 415			

NOTES TO ANNUAL FINANCIAL STATEMENTS (CONSOLIDATED) FOR THE YEAR 2008

I. Intangible assets

Form No. 5 Code by DCUD 1801008

Groups of intangible assets	Code of line	Balance at the beginning of the year		Received during the year	Revaluation (increase in value +, discount -) of:		Withdrawn during the year		Depreciation accrued for the year	Losses from decrease in useful life for the year	Other changes throughout the year in:		Balance at the end of the year	
		Original (revalued) cost	Accumulated depreciation		Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation			Original (revalued) cost	Accumulated depreciation	Original (revalued) cost	Accumulated depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Right to use natural resources	010	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to use property	020	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to trademarks for goods and services	030	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Rights to industrial property subjects	040	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Copyrights and related rights	050	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
	060	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Other intangible assets	070	3 493	370	3 656	0	0	0	0	897	0	0	0	7 149	1 267
Total	**080**	**3 493**	**370**	**3 656**	**0**	**0**	**0**	**0**	**897**	**0**	**0**	**0**	**7 149**	**1 267**
Goodwill	**090**	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0

Line 080 column 14 cost of intangible assets concerning which there is a restriction of the right of ownership	(081)	0,0
cost of intangible assets pledged	(082)	0,0
cost of intangible assets created by the enterprise	(083)	0,0
Line 080 column 5 cost of intangible assets received at the expense of target allocations	(084)	0,0
Line 080 column 15 accumulated depreciation of intangible assets for which there is a restriction of the right of ownership	(085)	0,0

II. Fixed assets

Groups of tangible assets	Code of line	Balance at the beginning of the year: original (revalued) cost	Balance at the beginning of the year: wear and tear	Received during the year	Revaluation (increase in value +, discount -) of: original (revalued) cost	Revaluation (increase in value +, discount -) of: wear and tear	Withdrawn during the year: original (revalued) cost	Withdrawn during the year: wear and tear	Depreciation accrued during the year	Losses from decrease in useful life	Other changes during the year in: original (revalued) cost	Other changes during the year in: wear and tear	Balance at the end of the year: original (revalued) cost	Balance at the end of the year: wear and tear	Including: received on terms of financial lease: original (revalued) cost	Including: received on terms of financial lease: wear and tear	Including: granted on operative lease: original (revalued) cost	Including: granted on operative lease: wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Plots of land	100	3702.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3702.0	0.0	0.0	0.0	0.0	0.0
Capital outlays for land reclamation	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Buildings, structures and transmitting terminals	120	280692.0	81560.0	18738.0	0.0	0.0	1929.0	513.0	44830.0	0.0	0.0	0.0	297501.0	125877.0	0.0	0.0	4315.0	1249.0
Machines and equipment	130	1522545.0	313930.0	98699.0	0.0	0.0	14300.0	4700.0	154475.0	0.0	2.0	0.0	1606946.0	463705.0	0.0	0.0	16086.0	2948.0
Means of transport	140	36514.0	17115.0	0.0	0.0	0.0	895.0	607.0	8497.0	0.0	0.0	0.0	35619.0	25005.0	0.0	0.0	1719.0	291.0
Tools, devices, inventory (furniture)	150	15493.0	4808.0	229.0	0.0	0.0	303.0	114.0	757.0	0.0	0.0	0.0	15419.0	5451.0	0.0	0.0	0.0	0.0
Work and productive livestock	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Perennials	170	677.0	551.0	30.0	0.0	0.0	0.0	0.0	85.0	0.0	0.0	0.0	707.0	636.0	0.0	0.0	0.0	0.0
Other fixed assets	180	30878.0	11328.0	12879.0	0.0	0.0	1516.0	856.0	3152.0	0.0	0.0	0.0	42241.0	13624.0	0.0	0.0	0.0	0.0
Library funds	190	25.0	21.0	6.0	0.0	0.0	0.0	0.0	8.0	0.0	0.0	0.0	31.0	29.0	0.0	0.0	0.0	0.0
Low-value non-current tangible assets	200	1181.0	598.0	265.0	0.0	0.0	46.0	46.0	156.0	0.0	0.0	0.0	1400.0	708.0	0.0	0.0	0.0	0.0
Temporary (non-title) buildings	210	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Natural resources	220	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory containers	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rented articles	240	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-current tangible assets	250	613.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	**260**	**1892320.0**	**430013.0**	**130846.0**	**0.0**	**0.0**	**18989.0**	**6836.0**	**212042.0**	**0.0**	**2.0**	**0.0**	**2004179.0**	**635219.0**	**0.0**	**0.0**	**22120.0**	**4488.0**

Line 260 column 14 cost of fixed assets concerning which there is a restriction of the right of ownership as per the current legislation	(261)	0,0
cost of fixed assets pledged	(262)	0,0
residual cost of fixed assets temporarily not used (conservation, reconstruction etc)	(263)	2849.0
residual cost of fixed assets withdrawn from operation for sale	(264)	49705.0
original (revalued) cost of fully depreciated fixed assets	(265)	0,0
Line 260 column 5 cost of fixed assets acquired at the expense of target financing	(266)	0,0
Cost of fixed assets taken on operative lease	(267)	0,0
Line 260 column 15 wear and tear of fixed assets for which restrictions of the right of ownership exist	(268)	0,0

III. Capital investments

Name of index	Code of line	For the year	As at the end of the year
1	2	3	4
Capital construction	280	134 792	82 098
Purchasing (manufacturing) of fixed assets	290	6 203	1 450
Purchasing (manufacturing) of other non-current tangible assets	300	245	134
Purchasing (creation) of intangible assets	310	3 452	1 446
Formation of basic herd	320	0	0
Other	330	0	0
Total	340	144 692	85 128

Capital Investment in Investment Real Estate	(341)	0
Financial expense included into Capital Investment	(342)	0

IV. Financial investments

Name of index	Code of line	For the year	As at the end of the year	
			Long-term investments	Current investments
1	2	3	4	5
A. Financial investments by the method of participation in capital of: Associated enterprises	350	0	0	0
Branch establishments	360	0	0	0
Joint activity	370	0	0	0
Б. Other financial investments into: shares in the authorized capital of other enterprises	380	- 12	350	0
shares	390	0	0	0
bonds	400	0	0	0
others	410	0	0	0
Total (section A + section Б)	420	- 12	350	0

Line 045 column 4 of Balance sheet Other long-term financial investments are reflected: at cost	(421)	350,0
at fair value	(422)	0,0
at depreciated cost	(423)	0,0
Line 220 column 4 of Balance sheet Current financial investments are reflected: at cost	(424)	0,0
at fair value	(425)	0,0
at depreciated cost	(426)	0,0

V. Incomes and expenditures

Name of index	Code of line	Incomes	Expenditures
1	2	3	4
A. Other operating incomes and expenditures Operating lease of assets	440	8 281	0
Operating exchange difference	450	519 330	838 228
Selling of other current assets	460	62 840	50 108
Penalties, fines, forfeits	470	77	602
Maintenance of housing, communal and social objects	480	3 130	2 493
Other operating incomes and expenditures	490	1 718 726	1 759 706
including: deductions to reserve of bad debts	491	X	0

1	2	3	4
non-productive costs and expenditures	492	X	0
Б. Incomes and costs from participation in capital under investments in: Associated enterprises	500	0	0
Branch establishments	510	0	0
Joint activity	520	0	0
В. Other financial incomes and expenditures Dividends	530	0	X
Interest	540	X	99 456
Financial lease of assets	550	0	0
Other financial incomes and expenditures	560	0	0
Г. Other incomes and expenditures Selling of financial investments	570	52	5
Selling of non-current assets	580	0	0
Selling of property units	590	0	0
Non-operating exchange difference	600	0	0
Assets obtained free of charge	610	746	X
Non-current assets writing-off	620	X	13 436
Other incomes and expenditures	630	7 785	1 468

Barter transactions with products (goods, works, services)	(631)	0,0
Part of income from selling products (goods, works, services) on barter contracts with related parties	(632)	0 %
From lines 540-560, column 4 financial expense included into prime cost of principal activity products	(633)	0

VI. Cash funds

Name of index	Code of line	As at the end of the year
1	2	3
Funds in cash	640	20
Current account with the bank	650	195 949
Other bank accounts (letters of credit, cheque-books)	660	0
Cash funds in transit	670	0
Cash equivalents	680	
Total	690	195 969

Line 070 Column. 4 of Balance sheet Cash funds usage of which is limited	(691)	0,0

VII. Provisions and reserves

Categories of provisions and reserves	Code of line	Balance at the beginning of the year	Increases for reporting year		Used in the reporting year	Reversed used amount in the reporting year	Amount of expected reimbursement of costs by other party taken into account during estimation of security	Balance at the end of the year
			Accrued (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provisions for payments of employees vacations	710	13 536	36 709	0	32 835	0	0	17 410
Provisions of future payments towards additional pension support	720	0	0	0	0	0	0	0
Provisions of future payments towards meeting of guarantee obligations	730	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9
Provisions of future costs towards restructuring	740	0	0	0	0	0	0	0
Provisions of future costs connected with fulfillment of obligations under onerous contracts	750	0	0	0	0	0	0	0
	760	0	0	0	0	0	0	0
	770	94	31	0	0	0	0	125
Bad debt reserve	775	0	0	0	0	0	0	0
Total	780	13 630	36 740	0	32 835	0	0	17 535

VIII. Inventories

Name of index	Code of line	Book value at the year end	Revaluation during the year	
			Increase in net seling value*	Discounting
1	2	3	4	5
Raw stuff and materials	800	212 330	0	3 583
Purchased semi-finished products and components	810	9 209	0	0
Fuel	820	7 066	0	0
Containers and packing materials	830	2 313	0	0
Building materials	840	0	0	0
Spare parts	850	43 285	0	0
Materials used for agricultural needs	860	0	0	0
Rearers and fatteners	870	0	0	0
Low-value and high-wear articles	880	95 792	0	0
Goods-in-process	890	192 903	0	0
Finished products	900	230 928	0	0
Goods	910	5 030	0	0
Total	920	798 856	0	3 583

* Determined by p. 28 of Regulation 9 (Standard) of Accounting "Inventories".

Line 920 column 3	Book value of inventories: reflected at net selling value	(921)	0,0
	transferred for processing	(922)	12258.0
	Pledged	(923)	0,0
	transferred for commission	(924)	74478.0
Assets in responsible storage (off-balance account 02)		(925)	0,0
Balance reserves meant for sale		(926)	0

IX. Accounts receivable

Name of index	Code of line	Total at the end of the year	Incl.that by periods of non-repayment		
			Up to 3 months	From 3 to 6 months	From 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works, services	940	1 494 329	1 490 871	3 458	0
Other current accounts receivable	950	18 523	17 137	500	886

Bad accounts receivable written off in the reporting year	(951)	0,0
Lines 930 and 950 column 3 Indebtedness with related parties	(952)	0,0

X. Deficiencies and losses resulting from spoilage of values

Name of index	Code of line	Amount
1	2	4
Deficiencies and losses revealed (written off) for the year	960	545
Recognized as debt of persons in fault in the reporting year	970	58
Amount of deficiencies and losses, on which final decisions as to persons in fault are not made as at the end of the year (off-balance account 072)	980	0

XI. Construction contracts

Name of index	Code of line	Amount
1	2	4
Income under construction contracts for the reporting year	1110	0,0
Debt as at the end of reporting year:		
gross debt of customers	1120	0,0
gross debt to customers	1130	0,0
debt on received advances	1140	0,0
Amount of deferred funds at the year end	1150	0,0
Cost of works fulfilled by subcontractors on outstanding construction contracts	1160	0,0

XII. Profit tax

Name of index	Code of line	Amount
1	2	4
Current profit tax	1210	16 058
Deferred tax assets: as at the beginning of reporting year	1220	174 210
as at the end of reporting year	1225	284 375
Deferred tax liabilities: as at the beginning of reporting year	1230	293 574
as at the end of reporting year	1235	291 181
Reflected in the Income Statement - Total	1240	- 94 107
including: current profit tax	1241	16 058
decrease (increase) in deferred tax assets	1242	- 110 165
increase (decrease) in deferred tax liabilities	1243	0
Reflected in the Equity Capital - Total	1250	- 2 393
including: current profit tax	1251	0
decrease (increase) in deferred tax assets	1252	0
increase (decrease) in deferred tax liabilities	1253	- 2 393

XIII. Usage of depreciation charges

Name of index	Code of line	Amount
1	2	4
Accrued during reporting year	1300	212 939
Used throughout the year - Total	1310	134 502
including: construction of objects	1311	18 738
purchasing (manufacturing) and improvement of fixed assets	1312	112 108
incl. machines and equipment	1313	98 699
purchasing (creation) of intangible assets	1314	3 656
repayment of loans received for capital investments	1315	0
	1316	0
	1317	0

XIV. Biological Assets

Groups of Biological Assets	Code of line	Accounted by the initial cost										Accounted by the fair value				
		balance as of beginning of year		came in for a year	retired for a year		accrued depreciation for a year	losses from renewal of utility	benefits from renewal of utility	balance as of end of year		balance as of beginning of year	came in for a year	cost changes for a year	retired for a year	balance as of end of year
		initial cost	accrued depreciation		initial cost	accrued depreciation				initial cost	accrued depreciation					
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Long-term Biological Assets – Altogether including:	1410	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
plough cattle	1411	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
productive livestock	1412	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
perennial plantations	1413	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	1414	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other Long-term Biological Assets	1415	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Current Biological Assets – Altogether including:	1420	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Breeding and *fattening animals*	1421	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Biological Assets in state of biological transformations (except for breeding and fattening animals)	1422	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
	1423	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Other Current Biological Assets	1424	0	X	0	0	X	X	0	0	0	X	0	0	0	0	0
Altogether	1430	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

From line 1430, column 5 and column 14 cost of Biological Assets bought at the expense of purpose financing	(1431)	0
From line 1430, column 6 and column 16 residual value of Long-term Biological Assets, initial cost of Current Biological Assets and fair value of Biological Assets lost in the result of emergencies	(1432)	0
From line 1430, column 11 and column 17 Book Value of Biological Assets with existing restrictions of property right stipulated by Legislation	(1433)	0

XV. Financial Results from Primary Recognition and Realization of Agricultural Products and Additional Biological Assets

Name of Index	Code of line	Primary recognition cost	Expenses connected to biological transformations	Result of primary recognition		Reduction of the price	Realization proceeds	Realization prime cost	Financial result (profit +, loss -) from:	
				income	losses				realization	primary recognition and realization
1	2	3	4	5	6	7	8	9	10	11
Products and Additional Biological Assets of plant growing - Altogether	1500	0	(0)	0	(0)	0	0	(0)	0	0
including:										
cereals and leguminous plants	*1510*	0	(0)	0	(0)	0	0	(0)	0	0
among them: wheat	1511	0	(0)	0	(0)	0	0	(0)	0	0
soya beans	1512	0	(0)	0	(0)	0	0	(0)	0	0
sun-flower	1513	0	(0)	0	(0)	0	0	(0)	0	0
turnip	1514	0	(0)	0	(0)	0	0	(0)	0	0
sugar beets (industrial)	1515	0	(0)	0	(0)	0	0	(0)	0	0
potatoes	1516	0	(0)	0	(0)	0	0	(0)	0	0
fruit (large fruits)	1517	0	(0)	0	(0)	0	0	(0)	0	0
other plant growing products	1518	0	(0)	0	(0)	0	0	(0)	0	0
Additional Biological Assets of plant growing	1519	0	(0)	0	(0)	0	0	(0)	0	0
Products and Additional Biological Assets of animal husbandry - Altogether	1520	0	(0)	0	(0)	0	0	(0)	0	0
including:										
liveweight gain - altogether	1530	0	(0)	0	(0)	0	0	(0)	0	0
among it: livestock	1531	0	(0)	0	(0)	0	0	(0)	0	0
pigs	1532	0	(0)	0	(0)	0	0	(0)	0	0
milk	1533	0	(0)	0	(0)	0	0	(0)	0	0
wool	1534	0	(0)	0	(0)	0	0	(0)	0	0
eggs	1535	0	(0)	0	(0)	0	0	(0)	0	0
Other products of animal husbandry	1536	0	(0)	0	(0)	0	0	(0)	0	0
Additional Biological Assets of animal husbandry	1537	0	(0)	0	(0)	0	0	(0)	0	0
Fishery products	1538	0	(0)	0	(0)	0	0	(0)	0	0
	1539	0	(0)	0	(0)	0	0	(0)	0	0
Agricultural products and Additional Biological Assets - Altogether	1540	0	(0)	0	(0)	0	0	(0)	0	0

Director ____________ Andriy Mykolayovych Korotkov
(Signature) (Name)

Chief Accountant ____________ Iryna Volodymyrivna Sokolova
(Signature) (Name)

Seal

Description of accounting policy selected (Depreciation Charge Method, Stock Valuation Method, Method of Accounting and Financial Investment Evaluation, etc.)

In order to fulfil the requirements of Law of Ukraine "On Financial Accounting and Accountability in Ukraine" No. 996-XIV of the 16th of July, 1999, Accounting (Provisions) Standards approved by order of Ministry of Finance of Ukraine and other Normative Acts enjoying the right of choice of its accounting policy with the view of observance of unified accounting methods by the Company and accountability of economic transactions and procedure for valuation of accounting objects the Company has established the following policy to be pursued:

6. Assurance of constancy of established methods for reflection of evaluation of property and economic transactions.

7. It is permitted to introduce changes into accounting policy in case of need by means of introduction of changes into the Order of Accounting Policy.

8. The introduction of changes into accounting policy, divulgence of information on changes introduced into accounting policy, essential influence of errors made when drawing up of Accounting Documents and ways of correction of mistakes should take place in consideration of Accounting (Provision) Standard 6 "Error Correction and Changes in Financial Statement".

9. The accounting policy is liable to changes in cases as follows:

- change of requirements of Ministry of Finance of Ukraine;
- change of statutory requirements of the Company;
- new provisions of accounting policy (proposed and grounded by the experts) will assure more accurate reflection of the economic transactions carried out.

10. The economic transactions are accounted in the accounting currency (UAH). There are bounds of essentiality to reflect the information in clauses of Financial Statement making up 100.00 UAH.

RECOGNITION, QUALIFICATION, EVALUATION AND METHODS OF DEPRECIATION OF FIXED AND INTANGIBLE ASSETS

13. Fixed Assets:

Recognition, evaluation and accounting of Fixed Assets take place in accordance with Accounting (Provision) Standard 7 "Fixed Assets". The accounting unit is considered to be a single object of Fixed Assets and other Noncurrent Tangible Assets. The Fixed Assets are grouped in the analytical accounting in accordance with requirements of Instructions on Use of Accounting Calculation Plan of Assets, Capital, Liabilities and Economic Transactions of Enterprises and Organizations approved by Order of Ministry of Finance of Ukraine No. 291 of the 30th of November, 1999.

As of the Balance Sheet Date the Company may revalue the objects of its Fixed Assets in accordance with Order.

There is a basic criterion established to revalue the Fixed Assets lying in Fair Value of these objects with their evaluation competence belonging to the Professional Valuer acting in accordance with Law of Ukraine "On Evaluation of Property, Property Rights and Professional Valuation Activity in Ukraine" No. 2658-3 of the 12th of July, 2001.

The subjects with their expected useful life exceeding a year and unit price being less than 1 000.00 UAH with the deduction of corresponding amount of Value-Added Tax are regarded as Noncurrent Tangible Assets of little value. The Noncurrent Tangible Assets of little value are accounted without Inventory Cards O3-6 by means of their flow reflection in the Negotiable Statements.

The depreciation of Noncurrent Tangible Assets of little value is charged during the first month of their use in the amount of 50 percent of their depreciating value with other 50 percent during the month of their writing off the Balance and with charging of hundred-percent of Library Stock within the first months of its use.

There is a Standing Expert Technical Commission set up to recognize Fixed Assets and other Noncurrent Tangible Assets, Intangible Assets as such as well as to determine the useful life of objects.

The depreciation of Fixed Assets is charged with the use of straight-line method and Liquidation Value fixed and approved by Minutes of Meeting of Standing Expert Technical Commission by agreement with Director of Finance and Economics.

The expenses incurred due to decrease of usefulness and profit amounts are accounted in accordance with Accounting (Provision) Standard 7 "Fixed Assets" in consideration of corresponding Norms of Accounting (Provision) Standard 28 "Decrease of Asset Usefulness" as of the date of submission of Annual Account.

The writing off of additional evaluation in the Accounting Registers is reflected on a monthly basis in the amount pro rata the depreciation charged to the Unappropriated Balance Account with reduction of Capital Surplus Amount.

14. Intangible Assets:

Recognition, evaluation and accounting of Intangible Assets, profits and decrease of usefulness of Intangible Assets are accounted in accordance with Accounting (Provision) Standard 8 "Intangible Assets" in consideration of corresponding Norms of Accounting (Provision) Standard 28 "Decrease of Asset Usefulness" as of the date of submission of Annual Account.

A single object of Intangible Assets is considered to be an accounting unit.

The Liquidation Value of Intangible Assets is taken as equal to null.

The depreciation of Intangible Assets is charged with the use of straight-line method within their useful life period as follows:

- for the Licences and Software Products – since 3 till 10 years;
- for the trademark right – during 10 years.

15. Stock Accounting:

The recognition and primary evaluation of stocks are carried out in accordance with Accounting (Provision) Standard 9 "Stocks".

A concrete name of stock accounting unit is taken as an accounting unit.

Transport and procurement expenses are recorded on stock-taking subaccounts. The division of transport and procurement expenses between the residual stock amount as of the end of reporting month and the amount of stocks retired during the reporting month is carried out at a rate stated in Accounting (Provision) Standard 9 "Stocks". The transport and procurement expenses by raw stock and basic materials (tubular billet, tube strip, cast iron, scrap metal, ingots, fuel oil and ferroalloys) are attributed to the cost of stocks.

The stock retirement when release for production, sale or another retirement is valued by First-in-First-out Method.

16. Accounting of Reserves and Cash Cover Securities:

The Reserve Capital is formed and used in accordance with Statutory Documents.

The is a Cash Cover Security set up to reimburse for operating expenses as follows:

- for vacation pay;
- to the amount of expenses on carrying out the overhauls on the basis of Estimate of Expenses approved.

17. Accounting of Accounts Receivable:

The Accounts Receivable for goods, products and services are recognized in accordance with Accounting (Provision) Standard 10 "Accounts Receivable" being valued by their prime cost fixed on the basis of the basic accounting records for shipment of goods and products.

The Finance Department forms the Bad Debt Reserve in accordance with developed methods.

The Bad Accounts Receivable are written off on the basis of Report of Accounts Receivable Writing off drawn up by the Commission with its composition approved by Company Order.

18. Financial Investment Accounting:

The Financial Investment is valued in accordance with Paragraphs of Accounting (Provision) Standard 12 in consideration decrease of usefulness.

The Financial Statements of subsidiaries should be consolidates except for the cases stipulated by Paragraph17 of Accounting (Provision) Standard 12.

19. Expense Accounting:

The methodological bases to form accounting information on expense are recognized on the grounds of Accounting (Provision) Standard 16 "Expenses".

There is per redivision method applied to account the expenses and calculate actual prime cost of mainline production with per order method applied to account expenses of auxiliary production.

The production expenses are accounted with application of approved list and content of changeable and permanent general production costs.

The basis of division of general production costs is considered to be a production volume in its natural expression (т). Changeable general production costs are distributed on the basis of active power of reporting period. The production volume of serviceable rolled metal in its theoretical weight is taken as Active Power Index. Permanent general production costs are distributed on the basis of Normal Power Index (approved power of shops within set range).

20. Income Accounting:

The methodological bases to form accounting information on incomes are recognized on the grounds of Accounting (Provision) Standard 15 "Income".

The income is recognized when increase of Assets or decrease of Liabilities stipulating the accretion of Equity Capital (except for rise of Capital at the expense of investment made by the Company Participants) on condition that the Capital evaluation aforementioned may be reliably determined in accordance with following criteria:

- income gained from realization of works and service rendering as of the date of documenting of fact of works performance and service rendering.

The structure of incomes, other operating incomes as well as other financial incomes is determined in accordance with Accounting (Provision) Standard 15 "Income".

21. Deferred Income and Deferrals:

The Deferrals consist of amounts (paid for subscription for periodicals, paid advertising services and other expenses) actually spent within the reporting period, but concerning the following reporting period.

The structure of Deferred Income includes the amounts of incomes accrued during reporting period or the previous reporting periods to be determined within the next reporting periods.

22. Accounting of Profit and Profit Tax:

The Profit Tax in the accounting is calculated under the guidance of Accounting (Provision) Standard 17 "Profit Tax".

There are such concepts as "Deferred Tax Liabilities" and "Deferred Tax Assets" as well as "Temporary Differences" and "Permanent Differences" used in the accounting.

The Interim Financial Accounts contain neither Deferred Tax Liabilities nor Deferred Tax Assets stated failing to be calculated as of this date.

The item "Profit Tax on Ordinary Activities" of Interim Financial Account contains only the amount of Current Profit Tax with corresponding adjustment (increase, decrease) of amount of expenses made of Profit Tax proceeding from accounting profit (loss) for reporting year carried out as of the Date of Annual Balance Sheet in the accounting and Financial Statement.

23. Financial Statements by Segments:

The Financial Statements by segments are formed on the basis of Accounting (Provision) Standard 29 "Financial Statements by Segments" proceeding from methodological principles applied for formation of information on incomes, expenses, financial results, Assets and Liabilities of accountable segments.

The economic kind of segment is established as higher-priority one. The following kinds of economic segment are considered to be accountable:

- wheel;
- tube;
- other (non-distributed).

24. Tax Accounting:

Information on structure of gross incomes with the view of taxation is formed on the basis of these Accounting Registers (General Ledger, Order logs and Deciphering Sheet).

Every quarter the Legal Support Department submits information on the claims made and their conclusions by progressive total since beginning of the year.

The Tax Accounting of increment (loss) of Book Value of goods, raw stock, materials, componentry, semi-finished products is executed in accordance with established methods of calculation of a share (%) of material expenditures.

Director ________________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant ________________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

DATA ON SPECIAL INFORMATION AND THE INFORMATION ON MORTGAGE SECURITIES ARISEN WITHIN THE PERIOD

Date of event emergence	Date of publication of Announcement in the news line	Information type
27.02.2008	28.02.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
29.02.2008	03.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
05.03.2008	06.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
18.03.2008	19.03.2008	Data on change of membership of the Issuer's officers
18.03.2008	19.03.2008	Data on decision making on distribution of securities to the amount exceeding 25 percent of the Authorized Capital Stock
27.03.2008	28.03.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
19.05.2008	19.05.2008	Information on change of Shareholders holding 10 percent and more of voting shares
20.05.2008	20.05.2008	Information on change of Shareholders holding 10 percent and more of voting shares
18.06.2008	19.06.2008	Data on Issuer's decision on founding and termination of activities of its subsidiaries and representative offices
18.06.2008	20.06.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
27.06.2008	01.07.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
19.08.2008	20.08.2008	Data on obtaining of loan to the amount exceeding 25 percent of Issuer's Assets
22.09.2008	23.09.2008	Information on change of Shareholders holding 10 percent and more of voting shares
06.10.2008	08.10.2008	Data on decision making on redemption of own shares
25.12.2008	26.12.2008	Information on change of Shareholders holding 10 percent and more of voting shares
25.12.2008	26.12.2008	Data on change of membership of the Issuer's officers

Director ______________ Andriy Mykolayovych Korotkov

(Signature) (Name)

Chief Accountant ______________ Iryna Volodymyrivna Sokolova

(Signature) (Name)

Seal

Information as to the Cost of Issuer Net Assets

Name of Index	3a For the period under report	For the previous period
1	2	3
Estimated Cost of Net Assets	1 812 941.0	1 824 252.0
Authorized Capital Stock	100 000.0	13 471.0
Corrected Authorized Capital Stock	100 000.0	4 445.0

1	2	3
Description	The value of Net Assets was calculated in accordance with Methodical Recommendations of State Securities and Exchange Commission (Decision No. 485 of the 17th of November, 2004) and Accounting Provision (Standard) 2 (Balance Sheet" approved by Order of Ministry of Finance of Ukraine No. 87 of the 31st of March, 1999. The value of Net Assets was determined by formula: Net Assets = Noncurrent Assets + Current Assets + Deferrals + Long-term Liabilities – Current Liabilities – Security for Future Payoffs and Payments – Deferred Income.	
Conclusion	Difference between calculated value of Net Assets and Authorized (Compound) Capital Stock makes up 1 712 941 thousand UAH. The calculated value of Net Assets of Joint-Stock Company exceeds the amount of Authorized Capital Stock. The requirements of Paragraph 3 of Article 155 of Civil Code of Ukraine are observed.	

Director ________ (Signature) Andriy Mykolayovych Korotkov (Name)

Chief Accountant ________ (Signature) Iryna Volodymyrivna Sokolova (Name)

Seal

Auditor (signature) O.M. Baranovs'ka

Seal

MINUTES No. 14
of General Shareholders Meeting
of OPEN JOINT-STOCK COMPANY
"INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT"

Dnipropetrovs'k April 16, 2009

The Chairman of Board, Korotkov Andriy Mykolayovych, greeted the Shareholders and their representatives present in the Hall.

The Chairman of Board reported that all the Shareholders and their representatives arrived at the Extraordinary General Shareholders Meeting had been registered by the Company Registrar – Limited Liability Company "Sigma Register".

The representative of Registrar, Klyuchnyk Larysa Mykolayivna, read out the Minutes of Registration Committee Meeting as regards registration of Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

The Registration Committee has registered the Participants of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP".

Beginning of registration: 11:40 a.m.

Finishing of registration: 13:40 p.m.

The Participants were registered on the basis of Register of Nominal Security Holders of OJSC "INTERPIPE NTRP" drawn up as of the 16th of April, 2009 - the date of holding of Regular General Shareholders Meeting. The Register of Nominal Security Holders is drawn up on 229 pages, broached, numbered having the seal of Registrar of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" - Limited Liability Company "Sigma Register" attached.

The total quantity of votes makes up 400 000 000 according to the Company By-Laws.

The quantity of votes taken stock on the Issuer's special account failing to take part in the voting makes up 110 005.

The facts established by Registration Committee were as follows:

There were 49 Participants (Shareholders and their representatives) registered to take part in the Regular General Shareholders Meeting representing 343 388 137 votes making up 85.87065 percent of the Authorized Capital Stock failing to consider for the votes taken stock on the Issuer's special account.

The Regular General Shareholders Meeting was competent according to Article 41 of Law of Ukraine "On Economic Companies"; the quorum for holding of General Meeting was present.

Supplementary information:

The quantity of votes necessary to settle the questions of agenda requiring ordinary majority of votes makes up 171 694 069.

The quantity of votes necessary to settle the questions of agenda requiring ¾ of ordinary quantity of votes makes up 257 541 103.

The Chairman of Board informed the Shareholders to the effect that **the Meeting was declared to be opened.**

The Chairman of Board proposed to approve the composition of Counting Board. The persons proposed to be elected to the composition of Counting Board are as follows:

V.Ya. Bezbakh, V.V. Boyko, K.O. Doroshenko, O.G. Dubich, O.O. Klymenko, A.A. Kirichenko, L.I. Nedashkivs'ka, N.M. Prosandeyeva, I.V. Pikush, I.P. Sapunova, L.G. Starovyerova, S.V. Til'nyy, L.I. Filonenko and Ya.V. Shukurova.

The Chairman of Board informed that in order to elect the Counting Board the Registrar would count the votes participating in the voting in questions submitted to the General Shareholders Meeting. It was proposed to put to the vote the question on approval of proposed composition of Counting Board and to vote by a list. There were no any other proposals made as regards voting procedure.

The Registrar was proposed to commence counting of votes in question on approval of proposed composition of Counting Board.

The voting was carried out.

To announce the results of voting the floor was given to Klyuchnyk Larysa Mykolayivna, representative of Registrar.

Resolved:

To approve proposed Counting Board of Extraordinary General Shareholders Meeting of OJSC "INTERPIPE NTRP" consisting of the persons as follows:

- Bezbakh Valeriy Yakovych;
- Boyko Viktoriya Vitaliyivna;
- Doroshenko Kateryna Oleksandrivna;
- Dubich Olena Grygorivna;
- Klymenko Olena Oleksandrivna;
- Kirichenko Andriy Arkadiyovych;
- Nedashkivs'kaLydmyla Ivanivna;
- Prosandeyeva Nataliya Mykolayivna;
- Pikush Iryna Vyacheslavivna;

- Sapunova Iryna Pavlivna;
- Starovyerova Lyudmyla Grygorivna;
- Til'nyy Sergiy Vasylyovych;
- Filonenko Lyudmyla Ivanivna;
- ShukurovaYana Volodymyrivna

The results of voting according to the Minutes of Registration Committee on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

To announce the Minutes No. 1 of Sitting of Counting Board of General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 16th of April, 2009 the floor was given to I.V. Pikush, a member of Counting Board.

I.V. Pikush: According to the Minutes No. 1 of Sitting of Counting Board of General Shareholders Meeting of OJSC "INTERPIPE NTRP" of the 16th of April, 2009

Resolved:

To elect Pikush Iryna V'yacheslavivna a Chairman of Counting Board.

To elect Nedashkivs'ka Lyudmyla Ivanivna a Secretary of Counting Board.

The Chairman of Board proposed the Counting Board elected to commence counting of votes when voting on the following questions submitted to the General Shareholders Meeting.

The Chairman of Board proposed to elect Gorb Yevgen Vasylyovych a Chairman of General Shareholders Meeting. There were no any other proposals put forward.

The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Gorb Yevgen Vasylyovych a Chairman of Meeting.

The results of voting according to the Minutes No. 2 of Counting Board on counting of votes:

"For"	-	343 387 298 votes making up 99.9998 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

Ye.V. Gorb commenced to fulfil the duties of Chairman of Meeting.

The question on election of Secretary of Meeting and Secretariat was put to the vote on proposal of Chairman of Meeting. The Chairman of Meeting proposed to elect O.V. Shtan'ko a Secretary of Meeting and the Secretariat in following composition proposed by Organizing Committee:

L.G. Bondarenko, L.B.Khomenko and O.V. Shtan'ko. There were no any other proposals put forward by candidacies of Secretary of Meeting and Secretariat. The Counting Board was proposed to count the votes.

Resolved:

To elect Shtan'ko Olena Valeriyivna a Secretary of Meeting and the Secretariat in following composition:

- Bondarenko Lyudmyla Grygorivna;
- Khomenko Larysa Borysivna;
- Shtan'ko Anna Valeriyivna.

The results of voting according to the Minutes No. 3 of Counting Board on counting of votes:

"For"	-	343 387 298 votes making up 99.9998 %			
"Against"	-	None		-	
"Abstained"	-	470 votes making up 0.0001 %			
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

The Chairman of Meeting proposed the Secretary of Meeting and Secretariat elected to take their seats specially assigned and to enter upon their duties.

The following composition of Drafting Committee proposed by Organizing Committee was submitted to approval on proposal of Chairman of Board: N.O. Golikova and V.A. Derkach, representatives of Shareholders.

There were no any other proposals put forward by candidacies of composition of Drafting Committee. The question was put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To elect Drafting Committee with its composition as follows:
- Golikova Nataliya Oleksandrivna;
- Derkach Viktoriya Anatoliyivna.

The results of voting according to the Minutes No. 4 of Counting Board on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

The procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting proposed by Chairman of Meeting are as follows:

1. Approval of Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009 (Speaker is Korotkov Andriy Mykolayovych, Chairman of Board) – up to 20 minutes.
2. Approval of Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008 (Speaker is Zhytchenko Valentyn Volodymyrovych, Head of Auditing Committee) – up to 10 minutes.
3. Approval of Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008 (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 10 minutes.
4. Approval of profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends), determination of cover for loss procedure (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
5. Approval of primary indices of financial and economic activity of the Company for 2009 (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.
6. Introduction of changes and addendum into the Company By-Laws (Speaker is Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department) – up to 5 minutes.
7. Recall and election of members of Supervisory Board of the Company. (Speaker is Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department) – up to 5 minutes.
8. Recall and election of members of Auditing Committee of the Company. (Speaker is Akhryemyenko Vitaliy Oleksiyovych, Head of Legal and Contractual Work Department) – up to 5 minutes.
9. Decision-making as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and decision-making as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH. (Speaker is Nakhod Oleksandr Ivanovych, Finance and Economics Director) – up to 5 minutes.

The time limit for speakers taking floor in the course of a debate was up to 3 minutes.

The Meeting should be hold without break.

All the questions addressed to Speakers as well as proposals should be submitted in writing to the Secretary.

There were no any other proposals put forward as to procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting.

The proposals submitted by Chairman of Meeting as regards procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting were proposed to put to the vote. The Counting Board was proposed to count the votes.

Resolved:

To approve procedure for examination of agenda questions and time limit for holding of General Shareholders Meeting of OJSC "INTERPIPE NTRP".

The results of voting according to the Minutes No. 5 of Counting Board on counting of votes:

"For"	-	343 387 768 votes making up 99.9999 %			
"Against"	-	None		-	
"Abstained"	-	None		-	
"Failed to take part in the voting"	-	369 votes making up 0.0001 %			

The resolution was adopted.

Having finished adoption of resolutions on questions of procedure everybody present proceeded to examination of agenda questions of General Shareholders Meeting.

I. On the first agenda question

LISTENED TO:

Report of A.M. Korotkov, Chairman of Board, on Statement of the Company Board on results of activities for 2008 and approval of guidelines of Company activities in 2009.

(The Report is enclosed, Appendix 1).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To approve Statement of the Company Board on results of activities for 2008.
2. To approve guidelines of Company activities in 2009.

The results of voting according to the Minutes No. 6 of Counting Board on counting of votes:

"For"	-	343 352 530 votes making up 99.9896 %			
"Against"	-	None		-	
"Abstained"	-	26 939 votes making up 0.0078 %			
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %			

The resolution was adopted.

II. On the second agenda question

LISTENED TO:

Report of V.V. Zhytchenko, Head of Auditing Committee on Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008.

(The Report is enclosed, Appendix 1).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

To approve the Statement and Conclusions of the Company Auditing Committee by results of checks of financial and economic activity of the Company for 2008.

The results of voting according to the Minutes No. 7 of Counting Board on counting of votes:

"For"	-	343 363 902 votes making up 99.9929 %			
"Against"	-	None		-	
"Abstained"	-	15 099 votes making up 0.0044 %			
"Failed to take part in the voting"	-	9 136 votes making up 0.0027 %			

The resolution was adopted.

III. On the third agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on Annual Financial Statement for 2008 and the results of financial and economic activity of the Company carried out in 2008.

(The Report is enclosed, Appendix 3).

The Chairman of Meeting proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Chairman of Meeting on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To approve Annual Financial Statement for 2008.
2. To approve the results of financial and economic activity of the Company activities in 2008.

The results of voting according to the Minutes No. 8 of Counting Board on counting of votes:

"For"	-	343 346 398 votes making up 99.9878 %			
"Against"	-	None		-	
"Abstained"	-	33 071 votes making up 0.0096 %			
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %			

The resolution was adopted.

IV. On the fourth agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends), determination of cover for loss procedure.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. Don't approve profit distribution procedure, amount, term and procedure for payment of a part of profit (dividends) because of loss in the amount of 108 619 UAH incurred by results of financial and economic activity of the Company carried out in 2008.
2. To approve the cover for loss procedure proposed:

- to cover for losses incurred in 2008 in the amount of 108 619 UAH in accordance with Legislation of Ukraine in force.

The results of voting according to the Minutes No. 9 of Counting Board on counting of votes:

"For"	-	343 290 361 votes making up 99.9715 %
"Against"	-	39 506 votes making up 0.0115 %
"Abstained"	-	49 602 votes making up 0.0144 %
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %

The resolution was adopted.

V. On the fifth agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, on primary indices of financial and economic activity of the Company for 2009.

(The Report is enclosed, Appendix 4).

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED (the fifth agenda question):

To approve primary indices of financial and economic activity of the Company (Planned Budget) for 2009:

- volume of products sales - 442 thousand tons
- net profit (proceeds) from products sales - 3 725 million UAH

The results of voting according to the Minutes No. 10 of Counting Board on counting of votes:

"For"	-	343 334 131 votes making up 99.9843 %
"Against"	-	20 978 votes making up 0.0061 %
"Abstained"	-	24 360 votes making up 0.0070 %
"Failed to take part in the voting"	-	8 668 votes making up 0.0026 %

The resolution was adopted.

VI. On the sixth agenda question

LISTENED TO:

Report of Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department, on introduction of changes and addendum into the Company By-Laws.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To introduce the following changes into the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" and approve the ones:

To change sub-paragraph 34 of Paragraph 3.2 of By-Laws and state it in the following version:

" – development, production, manufacturing, storage, transportation, purchase, realization (delivery), import to the territory of Ukraine, export from the territory of Ukraine, use and elimination of narcotic drugs, psychotropic substances and precursors".

2. To charge Gorb Yevgen Vasylyovych with signing of approved changes to the By-Laws of OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" (by means of statement of new version of the By-Laws).

The results of voting according to the Minutes No. 11 of Counting Board on counting of votes:

"For"	-	343 329 897 votes making up 99.9830 %			
"Against"	-	None		-	
"Abstained"	-	49 290 votes making up 0.0144 %			
"Failed to take part in the voting"	-	8 950 votes making up 0.0026 %			

The resolution was adopted.

VII. On the seventh agenda question

LISTENED TO:

Report of Golikova Nataliya Oleksandrivna, Head of Legal and Contractual Work Department, on recall and election of members of Supervisory Board.

The Speaker proposed Draft Decisions on this question in connection with finishing of terms of office of some members of Supervisory Board.

The Chairman of Meeting proposed to vote by a list for recall of members of Supervisory Board along with separate voting per each candidacy electing to the membership of Supervisory Board.

Any other proposals were submitted to the Secretariat neither on this agenda question nor by the Draft Decisions proposed and nor as to procedure of voting by Draft Decisions aforementioned.

The Draft Decisions proposed were put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To recall from the membership of Supervisory Board:

- Kirichko Oleksandr Ivanovych, a Shareholder;
- Marina Oksana Yuriyivna, a Shareholder;

- Morozov Denys Volodymyrovych, a Shareholder.

The voting on recall of the members of Supervisory Board was carried out by a list.

The results of voting according to the Minutes No. 12 of Counting Board on counting of votes:

"For"	-	343 363 900 votes making up 99.9929 %			
"Against"	-	None		-	
"Abstained"	-	15 099 votes making up 0.0044 %			
"Failed to take part in the voting"	-	9 138 votes making up 0.0027 %			

The resolution was adopted.

2. To elect the members of Supervisory Board the following Shareholders:
- Kirichko Oleksandr Ivanovych, a Shareholder;
- Marina Oksana Yuriyivna, a Shareholder;
- Morozov Denys Volodymyrovych, a Shareholder.

The voting on election of the members of Supervisory Board was carried out per each candidacy.

The results of voting are stated in accordance with the Minutes No. 12 of Counting Board on counting of votes:

The results of voting on election of Kirichko Oleksandr Ivanovych, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 242 694 votes making up 99.9576 %
"Against"	-	4 832 votes making up 0.0014 %
"Abstained"	-	84 966 votes making up 0.0247 %
"Failed to take part in the voting"	-	55 645 votes making up 0.0162 %

The resolution was adopted.

The results of voting on election of Marina Oksana Yuriyivna, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 304 121 votes making up 99.9755 %
"Against"	-	2 598 votes making up 0.0008 %
"Abstained"	-	66 193 votes making up 0.0193 %
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %

The resolution was adopted.

The results of voting on election of Morozov Denys Volodymyrovych, a Shareholder, to the membership of Supervisory Board:

"For"	-	343 303 653 votes making up 99.9754 %
"Against"	-	2 598 votes making up 0.0008 %
"Abstained"	-	66 661 votes making up 0.0194 %
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %

The resolution was adopted.

VIII. On the eighth agenda question

LISTENED TO:

Report of Akhryemyenko Vitaliy Vitaliy Oleksiyovych, a member of Board, on recall and election of members of the Company Auditing Committee.

The Speaker proposed Draft Decisions on this question in connection with finishing of terms of office of one of members of Auditing Committee.

The Chairman of Meeting proposed to vote firstly for recall of a member of Auditing Committee with voting for election of candidacy to the membership of Auditing Committee after receiving of results of voting for recall.

Any other proposals were submitted to the Secretariat neither on this agenda question nor by the Draft Decisions proposed and nor as to procedure of voting by Draft Decisions aforementioned.

The Draft Decisions proposed were put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. To recall Shmunk Dmytro Volodymyrovych from the membership of Auditing Committee.

The results of voting are stated in accordance with the Minutes No. 13 of Counting Board on counting of votes:

"For"	-	343 355 215 votes making up 99.9904 %			
"Against"	-	None		-	
"Abstained"	-	17 697 votes making up 0.052 %			
"Failed to take part in the voting"	-	15 225 votes making up 0.0044 %			

The resolution was adopted.

2. To elect Shmunk Dmytro Volodymyrovych a member of Auditing Committee.

The results of voting are stated in accordance with the Minutes No. 13 of Counting Board on counting of votes:

"For"	-	343 332 243 votes making up 99.9837 %
"Against"	-	17 059 votes making up 0.0050 %
"Abstained"	-	16 012 votes making up 0.0047 %
"Failed to take part in the voting"	-	22 823 votes making up 0.0066 %

The resolution was adopted.

IX. On the eighth agenda question

LISTENED TO:

Report of O.I. Nakhod, Finance and Economics Director, as regards mortgage of the Company Fixed Assets with their Individual Book Value being equal to or exceeding 15 150 000 UAH and approval of decision as regards mortgage of the Company Fixed Assets with their Aggregate Book Value being equal to or exceeding 252 500 000 UAH.

The Speaker proposed a Draft Decision on this question. There were no any other Draft Decisions or changes to be introduced into Draft Decision announced by the Speaker on this agenda question submitted. The Draft Decision proposed by the Speaker was put to the vote. The Counting Board was proposed to count the votes.

RESOLVED:

1. Any Fixed Assets of the Company with their Individual Book Value being equal to or exceeding 15 150 000 UAH, notably:

Shop	Inventory Number	Name	Depreciation (Book) Value, UAH
TUBE-ROLLING SHOP No. 4	10420080	Pilger Rolling Mill 5-12	487 565 521
WHEEL-ROLLING SHOP	10422645	Wheel-Rolling Shop as a part of Wheel- Rolling Mills and other mechanical equipment.	335 347 805
TUBE-ROLLING SHOP No. 4	10310006	The building of Tube-Rolling Shop No. 4 (the 1st stage) the north-eastern part of the Plant territory	150 819 451
TUBE-ROLLING SHOP No. 5	10420634	Billet Preparation Area ТПА-"140". The Electrostal Heavy Engineering Works. Electrostal. Starokramators'k Machine Building Plant. Kramators'k.	75 255 732
MAINTENANCE DEPARTMENT	10310160	Engineering Building Premise. S – 12152 square meters. Western side of Tube-Rolling Shop No. 4.	63 185 726
TUBE-ROLLING SHOP No. 4	10424208	Five-Stand Power-Operated Sizing Mill	59 473 620
TUBE-ROLLING SHOP No. 5	10310007	Building of Tube-Rolling Plant"140" from the northeastern side of Tube-Rolling Shop No. 4.	53 333 653
TUBE-ROLLING SHOP No. 1	10420001	Tube-Rolling Plant 6-12 for tube rolling	51 919 349
TUBE-ROLLING SHOP No. 5	10420656	Machining of Tube-Rolling Plant "140" of the Electrostal Heavy Engineering Works. Electrostal.	50 170 488
RAILWAY SHOP	10320011	Railway tracks at the Plant territory	48 103 925
TIRE-RING SHOP	10420006	Ring-Rolling Mills 1; 2 as a part of mechanical equipment of "Uralmash" Production Association. Sverdlovs'k.	44 716 432
TIRE-RING SHOP	10420006Би	Ring-Rolling Mill No. 2	41 896 122
WHEEL-ROLLING SHOP	10310002	Main building of Wheel-Rolling Shop consisting of seven bays.	31 766 425
TUBE-ROLLING SHOP No. 4	10421618	Five-Stand Power-Operated Sizing Mill	30 372 819
TUBE-ROLLING SHOP No. 4	10424106	Double Tube End Calibration Plant	26 413 287
OPEN-HEARTH SHOP	10310001	Shop building (S – 23839.2 square meters)	24 004 988
TUBE-ROLLING SHOP No. 3	10310005	Main building of Tube-Rolling	23 383 955

		Shop No. 3 with five bays and cranes	
TIRE-RING SHOP	10310008	Building of Ring-Rolling Department of Wheel-Rolling Shop	20 716 208
WHEEL-ROLLING SHOP	10310366	Personal service rooms of workers from Turning-and-Boring Lathes Area in Administrative-Amenity Complex - 2	20 680 010
MECHANICAL-REPAIR DEPARTMENT	10310012	Building of Mechanical-Repair Department	19 965 820
TUBE-ROLLING SHOP No. 1	10420001E	Pilger Rolling Mill No. 1 (Tube-Rolling Plant 6-12 for tube rolling)	19 900 651
TUBE-ROLLING SHOP No. 1	10420001Же	Pilger Rolling Mill No. 2 (Tube-Rolling Plant 6-12 for tube rolling)	19 900 651
OPEN-HEARTH SHOP	10423992	Steel Vacuum-Degassing Installation from Mannesman-Demag Corporation, Germany	17 689 990
TUBE-ROLLING SHOP No. 1	10420001До	Piercing Mill (Tube-Rolling Plant 6-12 for tube rolling)	17 304 914
TUBE-ROLLING SHOP No. 3	10420042	Tube-Rolling Plant E3TM	17 199 847
TUBE-ROLLING SHOP No. 1	10310003	Building of Tube-Rolling Shop and the 3rd Roll Shop	17 113 711
TUBE-ROLLING SHOP No. 3	10420042У	Two-high Piercing Mill (Tube-Rolling Plant E3TM 50-200)	16 394 130
TUBE-ROLLING SHOP No. 4	10420103	Oblique-Roll Straightener	15788 948

may be mortgaged/hypothecated to any Banks or other financial institutions (both residents and nonresidents) in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below:

- Company "INTERPIPE UKRAINE";
- Company "INTERPIPE MANAGEMENT";
- Company "INTERPIPE NIKO TUBE";
- OJSC Company "INTERPIPE NTRP";
- Company "MZ DNIPROSTAL";
- OJSC "DNIPROVTORMET";
- INTERPIPE LIMITED;
- STEEL ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW WHEELCO S.A.;
- INTERPIPE M.E. FZE
- "INTERPIPE KAZAKHSTAN" Co., Ltd;
- Company "INTERPIPE-M".

2. Any Fixed Assets of the Company with their Individual Book Value being equal to or exceeding 252 500 000 UAH may be mortgaged/hypothecated to any Banks or other financial institutions (both residents and nonresidents) in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below:

- Company "INTERPIPE UKRAINE";
- Company "INTERPIPE MANAGEMENT";
- Company "INTERPIPE NIKO TUBE";
- OJSC Company "INTERPIPE NTRP";
- Company "MZ DNIPROSTAL";
- OJSC "DNIPROVTORMET";
- INTERPIPE LIMITED;
- STEEL ONE LIMITED;
- INTERPIPE EUROPE S.A.;
- KLW WHEELCO S.A.;
- INTERPIPE M.E. FZE
- "INTERPIPE KAZAKHSTAN" Co., Ltd;
- Company "INTERPIPE-M".

3. To authorize the Supervisory Board to make self-dependent decisions as regards mortgage/hypothec of any Fixed Assets of the Company in accordance with conditions aforementioned with determination of provisions of Mortgage/Hypothec Contract (Contracts) on condition that Fixed Assets of the Company may be mortgaged/hypothecated in cases as follows:

(a) the Fixed Assets are mortgaged/hypothecated in order to secure fulfilment of obligations of the Company and/or any of the Companies stated below: and

(b) the Book Value of these Fixed Assets doesn't exceed the sum of liabilities secured by mortgage/hypothec more than twice.

The results of voting are stated in accordance with the Minutes No. 14 of Counting Board on counting of votes:

"For"	-	343 263 247 votes making up 99.9636 %
"Against"	-	89 710 votes making up 0.0261 %
"Abstained"	-	15 425 votes making up 0.0045 %
"Failed to take part in the voting"	-	19 755 votes making up 0.0058 %

The resolution was adopted.

The Chairman of Meeting gave the floor to A.M. Korotkov, Chairman of Board, and O.I. Nakhod Finance and Economics Director, to answer written questions asked by Participants of the Meeting. The Chairman of Meeting also answered questions asked by Participants of the Meeting himself.

Ye. V. Gorb, the Chairman of Meeting, asked Participants of the Meeting the following questions:

Was everybody satisfied with answers to his questions? Yes, everybody was.

Were there any remarks on holding of the Meeting? No, there weren't.

Ye.V. Gorb thanked everybody for his work.

THE GENERAL SHAREHOLDERS MEETING OF OPEN JOINT-STOCK COMPANY "INTERPIPE NYZHNYODNIPROVS'KYY TUBE-ROLLING PLANT" **WAS DECLARED TO BE CLOSED.**

Chairman of Shareholders Meeting (signature) Ye. V. Gorb

Secretary of Shareholders Meeting (signature) O. V. Shtan'ko

Seal